    As filed with the Securities and Exchange Commission on January 8, 2003.

                                                      Registration No. 333-99943

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                             Erie Indemnity Company
               -------------------------------------------------
               (Exact name of registrant as specified in charter)

         Pennsylvania                                         25-0466020
-------------------------------                           -------------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)

                            100 Erie Insurance Place
                            Erie, Pennsylvania 16530
                                  814-870-2000
            -------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                           Jan R. Van Gorder, Esquire
                        Senior Executive Vice President,
                          Secretary and General Counsel
                             Erie Indemnity Company
                            100 Erie Insurance Place
                            Erie, Pennsylvania 16530
                                  814-870-2000
            -------------------------------------------------------
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:


Frederick W. Dreher, Esquire                          Andrew S. Rowen, Esquire
Richard L. Cohen, Esquire                             John Evangelakos, Esquire
Duane Morris LLP                                      Sullivan & Cromwell LLP
4200 One Liberty Place                                125 Broad Street
Philadelphia, Pennsylvania 19103                      New York, New York 10004
215-979-1234                                          212-558-4000

         Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         [LEFT SIDE OF PROSPECTUS COVER]

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION. DATED JANUARY ___, 2003.


[LOGO]
                                          Shares

                             ERIE INDEMNITY COMPANY

                              Class A Common Stock

                                 --------------

     Shares of Erie Indemnity Company Class A common stock, which are non-voting, are being offered by the selling shareholder named in this prospectus. Erie Indemnity Company will not receive any proceeds from the sale of shares.


     The Class A common stock is quoted on the NASDAQ Stock Market(SM) under the symbol "ERIE". The last reported sale price of the Class A common stock on January 6, 2003 was $36.38 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE CLASS A COMMON STOCK.

                                 --------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                              Per Share   Total
                                                              ---------   -----
Initial price to public ..................................   $           $
Underwriting discount ....................................   $           $
Proceeds, before expenses, to selling shareholder ........   $           $

     To the extent the underwriters sell more than ____ shares of Class A common stock, the underwriters have the option to purchase up to an additional ____ shares of Class A common stock from the selling shareholder at the public offering price, less the underwriting discount.

                                 --------------

     The underwriters expect to deliver the shares against payment in New York,
New York on or about                , 2003.


Goldman, Sachs & Co.                                 Credit Suisse First Boston
Advest, Inc.
                         Cochran, Caronia Securities LLC
                                           Legg Mason Wood Walker, Incorporated

                                 --------------

                       Prospectus dated __________, 2003.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED IN THIS PROSPECTUS THAT WE BELIEVE IS THE MOST IMPORTANT REGARDING US AND THIS OFFERING. HOWEVER, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE INVESTING IN OUR CLASS A COMMON STOCK. ALL FINANCIAL INFORMATION, OPERATING STATISTICS AND RATIOS IN THIS PROSPECTUS ARE BASED ON GENERALLY ACCEPTED ACCOUNTING PRINCIPLES UNLESS OTHERWISE NOTED. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES IN THIS PROSPECTUS TO "WE", "US", "OUR" OR THE "COMPANY" INCLUDE ERIE INDEMNITY COMPANY AND ITS WHOLLY OWNED SUBSIDIARIES, ERIE INSURANCE COMPANY, ERIE INSURANCE COMPANY OF NEW YORK AND ERIE INSURANCE PROPERTY & CASUALTY COMPANY. AS USED IN THIS PROSPECTUS, THE "EXCHANGE" REFERS TO ERIE INSURANCE EXCHANGE, AND "ERIE INSURANCE GROUP" REFERS TO THE COMPANY, THE EXCHANGE, ITS SUBSIDIARY, FLAGSHIP CITY INSURANCE COMPANY, AND ITS AFFILIATE, ERIE FAMILY LIFE INSURANCE COMPANY.

                                   OUR COMPANY

     We operate predominantly as a provider of management services to Erie Insurance Exchange (the "Exchange"). We also operate as a property and casualty insurer through our subsidiaries. We have served since 1925 as the attorney-in-fact for the policyholders of the Exchange. The Exchange is a reciprocal insurance exchange, which is an unincorporated association of individuals, partnerships and corporations that agree to insure one another. Each applicant for insurance to a reciprocal insurance exchange signs a subscriber's agreement, which contains an appointment of an attorney-in-fact. As attorney-in-fact, the Company is required to perform certain services relating to the sales, underwriting and issuance of policies on behalf of the Exchange.

     The Exchange and its property and casualty subsidiary and our three property and casualty subsidiaries (collectively, the "Property and Casualty Group") write personal and commercial lines property and casualty coverages exclusively through approximately 8,000 independent agents and pool their underwriting results. The financial results of the Exchange are not consolidated with ours.

     For our services as attorney-in-fact, we charge the Exchange a management fee calculated as a percentage, limited to 25%, of the direct written premiums of the Property and Casualty Group. Management fees accounted for approximately 78% of our revenues for the nine months ended September 30, 2002. For the first nine months of 2002, 70% of the direct premiums written by the Property and Casualty Group were personal lines, while 30% were commercial lines. We also own 21.6% of the common stock of Erie Family Life Insurance Company, an affiliated life insurance company, of which the Exchange owns 53.5% and public shareholders, including certain of our directors, own 24.9%. At September 30, 2002, we had total assets of $2.2 billion, total liabilities of $1.2 billion and shareholders' equity of $958 million. Our net income was $138.2 million for the nine months ended September 30, 2002 and $122.3 million for the year ended December 31, 2001.

     We believe we are the only publicly-traded attorney-in-fact for a reciprocal insurance exchange in the country. Several other private property and casualty companies, such as USAA and Farmers Insurance Group (owned by Zurich Financial Services Group), are reciprocal insurance exchanges that operate with separate management arrangements. Our earnings are largely generated by fees based on premiums written directly by the underwriting pool of the Property and Casualty Group, in which the Exchange has a 94.5% participation. We therefore have a direct incentive to protect the financial condition of the Exchange. As a result of the Exchange's 94.5% participation in the underwriting results of the Property and Casualty Group, the underwriting risk of the Property and Casualty Group's business is largely borne by the Exchange, which had $2.1 billion of statutory surplus at September 30, 2002. The surplus of the Exchange was $4.8 billion at December 31, 1999 and has declined primarily from marketable security investment declines and underwriting losses. Through the pool, our property and casualty subsidiaries currently assume 5.5% of the Property and Casualty Group's underwriting results, and therefore we also have a direct incentive to manage the overall underwriting business as effectively as possible.

                              ERIE INSURANCE GROUP
                              ORGANIZATIONAL CHART

        ------------------
        | Shareholders   |
        ------------------
                 |
        -------------------
        | Erie Indemnity  |           Attorney-in-Fact             -----------------------------
        |     Company     |-----------for Policyholders------------| Erie Insurance Exchange*  |
        -------------------                                        -----------------------------
                 |                                                              |
       ---------------------------------------------           ---------------------
        |                      |                   |           |                   |
        |                      |                   |           |                   |
       100%                   100%               21.6%       53.5%                100%
        |                      |                   |           |                   |
  ------------------   -------------------      ------------------------        --------------------
  |                |   | Erie Insurance* |      |                      |        |                  |
  | Erie Insurance*|   |    Property &   |      |   Erie Family life   |        |  Flagship City*  |
  |    Company     |   |    Casualty     |      |      Insurance       |        |    Insurance     |
  |                |   |     Company     |      |       Company        |        |     Company      |
  ------------------   -------------------      ------------------------        --------------------
        |
        |
       100%
        |
        |
------------------
|                |
| Erie Insurance*|
|   Company of   |
|    New York    |
------------------

* Denotes a member of the Property and Casualty Group

     The Property and Casualty Group seeks to insure standard and preferred risks in primarily private passenger automobile, homeowners and small commercial lines, including workers' compensation policies. We believe the Property and Casualty Group has differentiated its products from standard industry products by providing additional coverages, which enhance agents' marketing efforts. The Property and Casualty Group's agency force consists of over 1,700 independent agencies comprised of approximately 8,000 agents in 11 Midwestern, Mid-Atlantic and Southeastern states (Illinois, Indiana, Maryland, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin) and the District of Columbia. These independent agents play a significant role as underwriters and are major contributors to the Property and Casualty Group's success.

     The Company has reported increasing net operating income for 14 consecutive years. The increases in net operating income have been driven by the premium growth of the Property and Casualty Group that resulted in a corresponding increase in the amount of the management fee. The premium growth of the Property and Casualty Group has resulted primarily from an expansion of its business into new territories, the appointment of new agencies, high policy and agency retention rates and, recently, increased premium rates.

     .    Since 1997, the Property and Casualty Group has entered Illinois and
     Wisconsin and expects to begin operating in Minnesota in the third quarter of 2004.

     .    In 2001, we continued the planned expansion of the Property and
     Casualty Group's independent agency force by appointing 247 agencies. Since 1997, we have increased the overall number of agencies representing the Property and Casualty Group by 60%.

     .    The Property and Casualty Group has a very stable base of
     policyholders. The Property and Casualty Group's retention rate of 90.9% in 2001 compared favorably to an average of 82.6% for a core benchmark group consisting largely of regional property and casualty insurers, according to a 2001 Ward Group benchmark study.

     .    The Property and Casualty Group is achieving premium rate increases as a result of the current favorable market conditions in both commercial and personal property and casualty lines, which are generally referred to within the industry as "hard market conditions". Hard market conditions are characterized by increasing premium rates, more stringent underwriting standards and a need for additional capital. The Property and Casualty Group and the Company have benefited from these hard market conditions and for the twelve months ended September 30, 2002 experienced average premium per policy increases of 7.2% for personal automobile insurance policies, 17.6% for commercial lines policies and 9.5% across all lines. Management believes increases in premium rates are likely to continue in 2002 and

     2003. Generally, the Company's profit margins from management operations have increased during periods of premium rate increases.

     As a result of these growth initiatives and market conditions, the Property and Casualty Group had over 3.4 million insurance policies in force as of September 30, 2002, an 11.9% increase from September 30, 2001. Personal lines policies in force grew by 11.8% during the twelve months ended September 30, 2002, while commercial lines policies increased 13.0% over the same period.

     The Property and Casualty Group has incurred underwriting losses in recent years, primarily as a result of reducing premium rates in 1998 and 1999 in response to competitive conditions, due to increasing loss severity and due to reinsurance losses, including losses from the terrorist attack on the World Trade Center. Because we have a 5.5% participation in the underwriting results of the Property and Casualty Group, 5.5% of its underwriting losses are reflected in our results of operations. Our share of these underwriting losses, which includes the reinsurance losses, were $3.5 million in 1999, $10.4 million in 2000 and $20.5 million in 2001, respectively.

     Each member of the Property and Casualty Group is rated A++ (Superior) by A.M. Best Company, Inc. ("A.M. Best"), its highest financial strength rating, which was held by only 2.8% of the property and casualty insurance groups rated by A.M. Best as of July 11, 2002.

                                    STRATEGY

     The Erie Insurance Group's overall strategy includes providing attractive property and casualty insurance products at competitive prices, coupled with high-quality service. The Erie Insurance Group distributes these products exclusively through independent insurance agents whose insurance and underwriting expertise, local market knowledge and commitment to service have been key drivers of Erie Insurance Group's growth. The Erie Insurance Group's strategy includes:

     .    Growth by expansion of existing operations, rather than through acquisition, including by (i) a careful agency selection process in which the Property and Casualty Group seeks to be the primary property and casualty underwriter for each agency, (ii) a thoughtful expansion into favorable states and (iii) increased market penetration in existing operating territories.

     .    Quality service to policyholders in claims handling, underwriting and other service activities.

     .    Achieving underwriting profits for the Property and Casualty Group by focusing on standard and preferred risks and by setting and adhering to consistent underwriting standards.

     .    A business model designed to provide the advantages of localized marketing and claims servicing with the economies of scale derived from centralized management and administration.

                               RECENT DEVELOPMENTS

     At its meeting on December 10, 2002, our Board of Directors approved:


     .    the reduction of the management fee rate for 2003 from its previous rate of 25% to 24%, which would have reduced the Company's net income by $15.4 million and net income per share by $0.22 or 11.2% had such reduction been effective for the nine months ended September 30, 2002;


     .    an increase in the regular quarterly dividend from $0.17 to $0.19 on each share of Class A common stock and from $25.50 to $28.50 on each share of Class B common stock; and


     .    the reduction of the service agreement rate, which relates to the management and administration by us of the Exchange's voluntary assumed reinsurance business from non-affiliated insurers, for 2003 from its previous rate of 7% to 6%, which would have reduced the Company's net income by $750,000 and net income per share by $0.01 or less than 1% had such reduction been effective for the nine months ended September 30, 2002.

     In determining whether to reduce the management fee rate and the service agreement rate, the Company's board of directors considered the relative financial position of the Exchange and the Company, including the surplus levels and underwriting results of the Exchange and the management fee and earnings growth prospects of the Company.

     The Company recorded in the fourth quarter of 2002 a one-time charge to net income of $3.9 million, or $.06 per share, to establish an estimated allowance for returned management fees, rather than continuing to make adjustments upon return. This charge recognizes the management fee anticipated to be returned to the Exchange based on historical cancellation rates. The Company did not restate prior period financial statements because the Company believes this adjustment is not material to the trend of earnings for the Company nor any related financial statement amount. Future changes in this allowance will be reflected in the Company's statement of operations and are not expected to be material. Cash flows will not be affected.

     Members of the Property and Casualty Group increased their loss and loss adjustment reserves by approximately $184 million in the fourth quarter of 2002. Approximately $3.1 million to $6.2 million of these increases were for our subsidiaries, which will result in after tax charges to us of approximately $.03 to $.06 in the fourth quarter. The increases in reserves were taken in response to adverse loss experience in the group's automobile, homeowners and workers' compensation lines, which was primarily attributable to increased loss severity from automobile bodily injury and catastrophic medical claims in the workers' compensation lines.



     The Company recognized realized capital losses during the fourth quarter of 2002 of approximately $8.4 million. These losses resulted from the sale of certain securities and from charges for impairments based on the Company's regular periodic review of equity, debt and limited partnership investments held by the Company. The losses will reduce fourth quarter net income by approximately $5.5 million or $.08 per share.


                                  THE OFFERING

Class A common stock offered ...............   4,000,000 shares of our Class A
                                               common stock, which is
                                               non-voting, are being offered by
                                               the Selling Shareholder named
                                               below.


Class A common stock outstanding after
this offering ..............................   64,037,106 shares

Class B common stock outstanding after
this offering ..............................   2,900 shares


Class B common stock conversion ratio ......   One share of Class B common stock
                                               may be converted into 2,400
                                               shares of Class A common stock.

Class A common stock outstanding after
this offering assuming conversion ..........   70,997,106 shares

Dividend history ...........................   We declared and paid cash
                                               dividends of $0.17 per share of
                                               Class A common stock for each of
                                               the first three quarters of 2002
                                               and $25.50 per share of Class B
                                               common stock for each of the
                                               first three quarters of 2002. We
                                               declared a cash dividend of $0.19
                                               per share of Class A common stock
                                               for the fourth quarter of 2002
                                               and $28.50 per share of Class B
                                               common stock for the fourth
                                               quarter of 2002.

                                               We have paid regular quarterly
                                               cash dividends since 1942. Our
                                               board of
                                         directors considers the declaration of
                                         cash dividends on a quarterly basis.
                                         The payment of future dividends, if
                                         any, will be at the discretion of our
                                         board of directors and will depend upon
                                         many factors, including:

                                          .  our earnings;
                                          .  our financial position;
                                          .  our capital requirements and those
                                             of our subsidiaries; and
                                          .  our ability to receive dividends
                                             from our subsidiaries, which is
                                             subject to regulatory limitations.

                                         There can be no assurance as to the
                                         declaration of future dividends.

Use of proceeds ......................   We will not receive any of the proceeds
                                         from this offering of our Class A
                                         common stock. The Selling Shareholder
                                         identified below will receive all the
                                         net proceeds from the sale of these
                                         shares.

NASDAQ Stock Market(SM) symbol .......   ERIE


     The above information assumes that the option covering an additional 600,000 shares granted by the Selling Shareholder to the underwriters will not be exercised.


     The above information is based on the number of shares outstanding as of January 1, 2003.


                               SELLING SHAREHOLDER

     Black Interests Limited Partnership (the "Selling Shareholder") is offering
4.0 million shares of the Company's Class A common stock. The Selling Shareholder has also granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of the Company's Class A common stock. Samuel P. Black, III is the managing general partner of the Selling Shareholder and has the right to vote the shares held by it. Mr. Black has been a director of the Company since 1997 and succeeded his father, who served as a director during various periods from 1930 to 1997. Mr. Black is also an officer and principal shareholder of an insurance agency that receives insurance commissions in the ordinary course of business from the insurance companies we manage, in accordance with the insurance companies' standard commission schedules and agents' contracts.

     A majority of the proceeds of the shares being offered as described in this prospectus will be used by the Selling Shareholder to pay estate taxes and other estate-related expenses arising from the recent death of Mr. Black's mother and to make a charitable bequest.

                              CORPORATE INFORMATION

     We were incorporated in Pennsylvania in 1925. Our principal executive offices are located at 100 Erie Insurance Place, Erie, Pennsylvania 16530, and our telephone number is (814) 870-2000. Our website is located at www.erieinsurance.com. The information on this website is not a part of this prospectus.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary consolidated financial data presented below as of or for the years ended December 31, 1997 through 2001 is derived from our audited financial statements. Our consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, and our independent auditors' report thereon, are included elsewhere in this prospectus and incorporated by reference herein. See "Where To Find More Information/Incorporation by Reference". The summary consolidated financial data presented below as of or for the nine-month periods ended September 30, 2001 and 2002 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus and incorporated by reference herein. See "Where To Find More Information/Incorporation by Reference". Our results of operations for the nine months ended September 30, 2002 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2002. In the opinion of our management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. The financial data set forth below is only a summary and should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                   Nine Months Ended
                                                     September 30,                       Year Ended December 31,
                                                ----------------------  ----------------------------------------------------------
(amounts in thousands, except per share data)      2002        2001        2001        2000        1999        1998        1997
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                      (unaudited)
STATEMENTS OF OPERATIONS DATA:
Operating revenue                               $  730,029  $  602,001  $  799,861  $  698,016  $  646,040  $  615,965  $  581,979
Operating expense                                  556,871     466,566     635,756     549,672     501,061     470,155     450,037
Total other income and expenses                     33,187      35,408      17,998      70,102      58,731      45,770      38,747
Equity in earnings of Erie Family Life
    Insurance Company, net of tax                    1,015       2,337         719       5,108       4,692       4,443       3,935
Federal income tax expense                          69,171      56,835      60,561      71,161      65,296      61,472      56,043
                                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income                                      $  138,189  $  116,345  $  122,261  $  152,393  $  143,106  $  134,551  $  118,581
                                                ==========  ==========  ==========  ==========  ==========  ==========  ==========

PER SHARE DATA:
Net income per share                            $     1.94  $     1.63  $     1.71  $     2.12  $     1.95  $     1.81  $     1.59
Book value per share                                 13.50       12.01       12.15       10.91        9.62        8.81        7.25
Weighted average shares outstanding                 71,109      71,380      71,342      71,954      73,487      74,400      74,400

FINANCIAL POSITION:
Investments (1)                                 $  969,898  $  884,599  $  885,650  $  853,146  $  785,258  $  709,417  $  566,118
Receivables from the Exchange and affiliates       761,295     650,091     640,655     532,009     470,969     467,794     469,708
Total assets                                     2,194,690   1,897,077   1,935,566   1,680,599   1,518,794   1,454,062   1,292,544
Shareholders' equity                               958,274     855,755     865,255     779,015     697,599     655,223     539,383

----------------
(1)  Includes investment in Erie Family Life Insurance Company.

                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN SHARES OF OUR CLASS A COMMON STOCK. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS WOULD LIKELY SUFFER. IN THAT EVENT, THE MARKET PRICE OF OUR CLASS A COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR CLASS A COMMON STOCK.

RISKS RELATING TO OUR BUSINESS AND OUR RELATIONSHIPS WITH THIRD PARTIES

         IF THE MANAGEMENT FEE RATE PAID TO US BY THE EXCHANGE IS FURTHER REDUCED, IF THERE IS A SIGNIFICANT DECREASE IN THE AMOUNT OF PREMIUMS WRITTEN BY THE EXCHANGE OR IF WE DO NOT CONTROL THE COSTS OF PROVIDING SERVICES TO THE EXCHANGE, OUR REVENUES AND PROFITABILITY COULD BE MATERIALLY ADVERSELY AFFECTED.

         We are dependent upon management fees paid to us by the Exchange, which represent our principal source of revenue. Management fees from the Exchange constituted 78% of our revenues for the first nine months of 2002, 78% of our revenues for 2001, and 74% of our revenues during the three years ended December 31, 2001. The management fee rate we receive is determined by our board of directors and may not exceed 25% of the direct written premiums of the Property and Casualty Group. Since 1999, the management fee rate has been 25%. In 1998 and 1997, the management fee rate was 24.25% and 24%, respectively.

         Our board of directors generally sets the management fee rate each December for the following year. However, at their discretion, the rate can be changed at any time. The factors our board of directors consider in setting the management fee rate include our financial position in relation to the Exchange and the long-term needs of the Exchange for capital and surplus to support its continued growth and competitiveness. The Exchange's capital and surplus could become impaired due to a number of factors, including those discussed under "-- Risks Relating to the Business of the Property and Casualty Group" and "-- Risks Relating to the Property and Casualty Insurance Industry" below. In light of factors including the strong growth of the Exchange's premium base and the decline in the policyholders' surplus of the Exchange from $4.8 billion at December 31, 1999 to $2.1 billion at September 30, 2002, the management fee rate for 2003 was reduced to 24% at our board's December 2002 meeting.

         If our board of directors were to determine that the management fee rate should be further reduced, our revenues and profitability could be materially adversely affected. For example, a 1% reduction in the management fee rate during the nine months ended September 30, 2002 would have resulted in a reduction in our net revenues of $23.8 million, or 12.6%, and a reduction in our net income per share of $0.22, or 11.2%. A similar decrease of 1% during 2001 would have resulted in a reduction in our net revenues of $25.4 million, or 13.8%, and a reduction in our net income per share of $0.23, or 13.5%.

         Our management fee revenue from the Exchange is calculated by multiplying the management fee rate by the direct premiums written by the Exchange and the direct premiums written by the other members of the Property and Casualty Group, which are initially assumed by the Exchange. Accordingly, any reduction in direct premiums written by the Property and Casualty Group would have a proportional negative effect on our revenues and net income.

         Pursuant to the attorney-in-fact agreements with the policyholders of the Exchange, the Company is appointed to perform certain services, regardless of the cost to the Company of providing those services. These services relate to the sales, underwriting and issuance of policies on behalf of the Exchange. We could lose money or be less profitable if our cost of providing those services increases significantly.

         OUR BOARD OF DIRECTORS FACES CERTAIN CONFLICTS OF INTEREST BECAUSE IT MUST BALANCE FIDUCIARY OBLIGATIONS TO POLICYHOLDERS OF THE EXCHANGE AND TO OUR SHAREHOLDERS; THUS OUR BOARD OF DIRECTORS MUST MAKE DECISIONS THAT ARE NOT SOLELY IN THE INTERESTS OF OUR SHAREHOLDERS.

         The Exchange has no board of directors or governing body of its own. In our capacity as attorney-in-fact, we have a fiduciary duty to the policyholders of the Exchange to protect their interests. Likewise, we have a fiduciary duty to our shareholders. Certain conflicts of interest arise from these separate fiduciary duties. Among these conflicts of interest are:

         .   Our board of directors sets the management fee rate paid by the
         Exchange to us and decides the percentage participation rate of our property and casualty subsidiaries in the pool.

         .   We make judgments about the allocation of shared costs between the
         Exchange and the Company in accordance with intercompany agreements and the attorney-in-fact agreements with the policyholders of the Exchange, including costs relating to the eCommerce program.

         .   The Exchange may enter into other transactions and contractual relationships with the Company and its subsidiaries.

         As a consequence, our board of directors must make decisions or take actions that are not solely in the interests of our shareholders. If, for example, there should be a need to strengthen the surplus of the Exchange, our board of directors may decide to reduce the management fee rate and/or that we should make a capital contribution to the Exchange in the form of a surplus note or some other form. Under such circumstances, we may be required to provide such capital to the Exchange at a lower rate of return than would be available with other investments or at no return at all. Payments of interest and repayment of principal on a surplus note are subject to prior approval of the Pennsylvania Department of Insurance, which may not approve such payments. We may also find it necessary to fund additional surplus for the Exchange by issuing additional shares of our capital stock, resulting in dilution of existing shareholders' interest. In addition, state regulators could challenge the reasonableness of the transactions between us and the Exchange.

         WE ARE SUBJECT TO CREDIT RISK TO THE EXCHANGE BECAUSE OUR MANAGEMENT FEES FROM THE EXCHANGE ARE NOT PAID IMMEDIATELY WHEN EARNED AND OUR INSURANCE SUBSIDIARIES ARE SUBJECT TO CREDIT RISK TO THE EXCHANGE BECAUSE THE EXCHANGE ASSUMES A HIGHER INSURANCE RISK UNDER AN INTERCOMPANY POOLING ARRANGEMENT THAN IS PROPORTIONAL TO ITS DIRECT BUSINESS CONTRIBUTION TO THE POOL.

         We recognize management fees due from the Exchange as income when the premiums are written because at that time we have performed substantially all of the services we are required to perform, including sales, underwriting and policy issuance activities, but currently such fees are not paid to us by the Exchange until it collects the premiums. As a result, we hold receivables for management fees due us for premiums written but not yet collected by the Exchange. In addition, we hold receivables from the Exchange for costs we pay on their behalf and for reinsurance under the intercompany pooling arrangement. Our total receivables from the Exchange, including the management fee, costs we pay on behalf of the Exchange and reinsurance recoverables, totaled $759.6 million, or 34.6% of our total assets at September 30, 2002, and $638.4 million, or 33.0% of our total assets at December 31, 2001. The receivables represented 12.3% of the Exchange's assets at September 30, 2002 and 9.1% at December 31, 2001.

         The Exchange and two of our wholly owned subsidiaries, Erie Insurance Company and Erie Insurance Company of New York, are parties to an intercompany pooling arrangement. Under this pooling arrangement, our insurance subsidiaries cede 100% of their property and casualty underwriting business to the Exchange, which retrocedes 5% of the pooled business to Erie Insurance Company and 0.5% to Erie Insurance Company of New York. In 2001, only approximately 81.4% of the pooled direct property and casualty business was originally generated by the Exchange and its subsidiary, while 94.5% of the pooled business is retroceded to the Exchange under the intercompany pooling arrangement. Accordingly, the Exchange assumes a higher insurance risk than is proportional to the insurance business it contributes to the pool. In 2001, our subsidiaries wrote 18.6% of the direct premiums, while assuming only 5.5% of the risk. This poses a credit risk to our subsidiaries participating in the pool because they are still responsible ultimately to the policyholders for policies they have written if the Exchange is unable to meet its obligations.

         OUR FINANCIAL CONDITION MAY SUFFER BECAUSE OF DECLINES IN THE VALUE OF THE MARKETABLE SECURITIES THAT CONSTITUTE A SIGNIFICANT PORTION OF OUR ASSETS.

         At September 30, 2002, we had investments in marketable securities of approximately $828 million and investments in limited partnerships of approximately $89 million. In addition, we are obligated to invest up to an additional $116 million in limited partnerships, including in partnerships for U.S. and foreign private equity real estate and fixed income investments. All of our marketable security investments are subject to market volatility. Our fixed income securities investments are exposed to price risk and to risk from changes in interest rates as well as credit risk related to the issuer. Generally, we do not hedge our exposure to interest rate risk as we have the ability to hold fixed income securities to maturity. Our marketable securities have exposure to price risk and the volatility of the equity markets and general economic conditions. The stock market decline in 2002 has reduced the value of our marketable securities by $6.8 million during the first nine months of 2002 compared to $3.4 million during the first nine months of 2001. To the extent that future market volatility negatively impacts our investments, our results of operations will be negatively impacted.

         THE TWO INDIVIDUAL TRUSTEES OF OUR CONTROLLING SHAREHOLDERS, THE H.O. HIRT TRUSTS, HAVE SIGNIFICANTLY DIFFERING VIEWS ON A NUMBER OF MATTERS RELATING TO THE COMPANY; SUCH DISAGREEMENTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND ON THE VALUE OF OUR CLASS A COMMON STOCK.


         Two trusts established by our founder, H.O. Hirt (the "H.O. Hirt Trusts"), own 80.7% of our Class B common stock, which is the only class of stock that can vote for the election of directors and has the ability to determine the outcome of all other matters that require shareholder approval, except those matters pertaining only to the rights of the holders of our Class A common stock. The corporate trustee of the H.O. Hirt Trusts is Bankers Trust Company of New York ("Bankers Trust") and the two individual trustees of the H.O. Hirt Trusts are F. William Hirt and Susan Hirt Hagen, who are brother and sister and the children of H.O. Hirt. Any determination by the H.O. Hirt Trusts requires a vote of two of the three trustees and, because the H.O. Hirt Trusts control 80.7% of our Class B common stock, any such determination will be controlling in a shareholder vote. Mrs. Hagen and Mr. Hirt disagree on a number of matters relating to corporate governance, the appointment of a successor corporate trustee and the financial condition of the Exchange.

         Mrs. Hagen has recently raised concerns regarding a number of such matters, including: the role of the H.O. Hirt Trusts as controlling shareholders in the governance of the Company; the propriety of a corporate trustee of the H.O. Hirt Trusts engaging in insurance brokerage activities; the restructuring of our board of directors so that a majority of the directors are independent of management; the restructuring of the committees of our board of directors to provide a more meaningful role for directors who do not have ongoing business relationships with us; the desirability of more liquidity and increased institutional investor interest in the Company and the allocation of expenses between the Exchange and us. Mrs. Hagen has also recently proposed five amendments to the Company's Bylaws for consideration by the voting shareholders at the Company's annual meeting of shareholders for 2003. These amendments concern (i) revising the existing advance notice bylaw to provide that direct nomination by voting shareholders of candidates for director are not due until after our Nominating Committee announces its proposed slate;
(ii) revising the advance notice bylaw to provide that other shareholder proposals for annual meetings must be submitted not less than 60 nor more than 120 days prior to the first anniversary of the prior year's annual meeting;
(iii) fixing the size of our board of directors at 13 members; (iv) providing that vacancies on our board of directors only may be filled by the voting shareholders and (v) providing that the bylaw provisions containing the foregoing may not be amended without a vote of the voting shareholders.

         Mrs. Hagen on one occasion commenced litigation against us in connection with corporate governance matters and has participated in litigation involving the H.O. Hirt Trusts brought by each of the trustees of the H.O. Hirt Trusts and by other beneficiaries of the H.O. Hirt Trusts. On two occasions in the recent past, Mr. Hirt brought a suit, which was subsequently withdrawn without prejudice, seeking the removal of Mrs. Hagen as an individual trustee. In addition, Mrs. Hagen has sent the Company a notice requesting that the Company's Nominating Committee consider a slate of director nominees proposed by her for election at the 2003 annual meeting of shareholders. Mr. Hirt has sent the Company a notice requesting that the Company's Nominating Committee consider certain other persons as director nominees. The effect of these disagreements and concerns and possible future disagreements between Mrs. Hagen and Mr. Hirt on us and the value of our Class A common stock cannot be predicted.

         MRS. HAGEN, WHO IS A MEMBER OF OUR BOARD OF DIRECTORS, A TRUSTEE AND A BENEFICIARY OF THE H.O. HIRT TRUSTS AND A BENEFICIAL OWNER OF APPROXIMATELY 10.4% OF OUR CLASS A COMMON STOCK, IS OPPOSED TO OUR PARTICIPATION IN THIS OFFERING BECAUSE SHE BELIEVES THERE MAY BE A BETTER ALTERNATIVE FOR US AND MAY TAKE ADDITIONAL ACTIONS TO OPPOSE THIS OFFERING.


         The concerns that Mrs. Hagen has expressed to our board of directors about this offering include:

         .   the amount of time and effort required of our officers to prepare a registration statement relating to this offering and to assist in the marketing of the shares offered hereby instead of fully concentrating their efforts on business and financial issues confronting Erie Insurance Group;

         .   the liability of our directors and the H.O. Hirt Trusts if the registration statement, including this prospectus, were determined to contain a material misstatement or a material omission and the indemnification by us of the underwriters for certain potential liabilities under federal securities laws related to this offering;

         .   the need for the Company to consider retention of a national auditing firm;

         . the impact of the offering on our ability to attract independent director candidates during this offering because of the potential liability associated therewith;

         . doubts whether a public offering would unlock any long-term value for our shareholders;

         . concerns that increased public holdings of our Class A common stock will attract institutional investors; and

         . her opinion that a below-market purchase by us of the shares being offered by the Selling Shareholder would be more advantageous to us.

         Our board of directors considered Mrs. Hagen's concerns at meetings held on August 16, 2002 and September 9, 2002. At each meeting, Mrs. Hagen was the only member of our board of directors present to vote against proceeding with this offering. We are unable to predict whether Mrs. Hagen or any other trustee or any other beneficiary of the H.O. Hirt Trusts may take additional actions to oppose this offering.

         DECISIONS BY THE CORPORATE TRUSTEE OF THE H.O. HIRT TRUSTS OR A SUCCESSOR TO EITHER OF THE INDIVIDUAL TRUSTEES COULD MATERIALLY ALTER OUR MANAGEMENT, STRATEGIC DIRECTION, OPERATING PHILOSOPHY OR OTHER MATTERS MATERIAL TO US.


         Bankers Trust tendered its resignation as corporate trustee of the H.O. Hirt Trusts on March 3, 1999, 36 days after it had been appointed. The selection of a new corporate trustee of the H.O. Hirt Trusts to replace Bankers Trust is pending before Orphan's Court in Erie County, Pennsylvania. We cannot predict or estimate when a replacement corporate trustee will be chosen to replace Bankers Trust or who it will be. Because any action of the H.O. Hirt Trusts requires a vote of two of the three trustees and because Mrs. Hagen and Mr. Hirt have significantly differing views, the vote of the corporate trustee has been, and will likely continue to be, determinative of the actions of the H.O. Hirt Trusts. There are a number of circumstances in which a successor to one of the individual trustees would be appointed, including the death of an individual trustee. If an individual trustee is to be appointed, under the terms of the H.O. Hirt Trusts, the remaining individual trustee, the corporate trustee and our board of directors may select a replacement individual trustee or, if no successor is selected within 30 days, the remaining trustees and the Company shall petition the Court of Common Pleas of Erie County, Pennsylvania to fill said vacancy under the trust agreement. Mr. Hirt is 77 years old and Mrs. Hagen is 67 years old. Decisions by the existing trustees or successor trustees, including supporting a slate of directors put forth by Mrs. Hagen or another shareholder, could materially alter our management, strategic direction, operating philosophy or other matters material to us. It is impossible to determine how these decisions may affect the value of the Company and therefore our Class A common stock.

RISKS RELATING TO THE BUSINESS OF THE PROPERTY AND CASUALTY GROUP

         THE PROPERTY AND CASUALTY GROUP CONDUCTS BUSINESS IN ONLY 11 STATES AND THE DISTRICT OF COLUMBIA, WITH A CONCENTRATION OF BUSINESS IN OHIO, MARYLAND, VIRGINIA AND, PARTICULARLY, PENNSYLVANIA. ANY SINGLE CATASTROPHE OCCURRENCE OR OTHER CONDITION DISPROPORTIONATELY AFFECTING LOSSES IN THESE STATES COULD ADVERSELY AFFECT THE RESULTS OF OPERATIONS OF MEMBERS OF THE PROPERTY AND CASUALTY GROUP.


         The Property and Casualty Group conducts business in only 11 states and the District of Columbia, primarily in the Mid-Atlantic, Midwestern and Southeastern portions of the United States. A substantial portion of this business is private passenger and commercial automobile, homeowners and workers' compensation insurance in Ohio, Maryland, Virginia and, particularly, Pennsylvania. As a result, a single catastrophe occurrence, destructive weather pattern, general economic trend, terrorist attack, regulatory development or other condition disproportionately affecting one or more of the states in which the Property and Casualty Group conducts substantial business could materially adversely affect the results of operations of members of the Property and Casualty Group. Common catastrophe events include hurricanes, earthquakes, tornadoes, wind and hail storms, fires and explosions. Recent ice storms in North Carolina and tornadoes and hail in Ohio and Pennsylvania during November and December 2002 are examples of the type of event that can negatively impact underwriting results. The Property and Casualty Group estimates the combined exposure from the approximately 4,500 damage claims from these storms will result in incurred losses of approximately $21 million to $24 million, our share of which will be approximately $1.3 million or $.01 per share after taxes. Effective January 1, 2003, the Property and Casualty Group entered into a property catastrophe reinsurance treaty that provides coverage of 95% of a loss up to $415 million in excess of the Property and Casualty Group's loss retention of $115 million per occurrence.

         THE OPERATING RESULTS OF THE EXCHANGE ARE SUBJECT TO GREATER VARIABILITY BECAUSE THE PROPERTY AND CASUALTY GROUP GENERALLY DID NOT MAINTAIN REINSURANCE COVERAGE AFTER 1993 THROUGH 2002.

         The Property and Casualty Group did not purchase treaty reinsurance, including catastrophe reinsurance, after 1993 through 2002, because management concluded, during our periodic assessments of the Property and Casualty Group's catastrophe exposure, that the benefits of such coverage were outweighed by the costs of the coverage in light of the Exchange's substantial surplus and its ratio of net premiums written to surplus. The Property and Casualty Group did obtain property catastrophe treaty reinsurance to protect its 2003 accident year underwriting results from catastrophes. The lower surplus levels of the Exchange, along with increasing catastrophe risk exposure as a result of accelerating policy growth, have resulted in management's decision to purchase property catastrophe treaty reinsurance coverage. The Exchange's reported surplus totaled $2.1 billion at September 30, 2002 compared to $4.8 billion at December 31, 1999, a reduction of 56%.

         We cannot determine whether the Exchange's profitability could have been improved in years after 1993 through 2002 if the Exchange had purchased treaty reinsurance because it is impossible to establish the terms on which the Exchange might have obtained such reinsurance. If the recently purchased property Catastrophe treaty reinsurance had been in effect during 2002, there would have been no recoveries and the profitability of the Exchange would not have been affected except by the cost of such reinsurance. The risk of not maintaining reinsurance coverage in the event of a significant catastrophe or a series of moderate catastrophes in the same year means that surplus levels could be exposed to dramatic decline should such catastrophes occur. Reinsurance for catastrophe exposure protects the balance sheet and income statement against large and infrequent events and reduces the variability of earnings. A dramatic decline in the surplus levels would result in pressure to reduce premium writings, and thereby, curtail growth of our property and casualty subsidiaries. Without the benefit of higher surplus levels, the ability of the Exchange to write additional premium would be reduced and so would be the Company's opportunity to grow.


         Variability in the Exchange's financial results can affect our financial results in several ways. The management fee rate charged to the Exchange by us is set based in substantial part on a review of the relative financial condition and operating results of the Exchange and us. Deterioration in the financial condition and operating results of the Exchange could result in a reduction in the management fee rate paid to us or could constrain the capacity of the Exchange to write additional premium, which would reduce management fees paid to us. In addition, if the Exchange's financial condition worsened considerably we could be subject to greater credit risk related to our large accounts receivable balance due from the Exchange.

         THE BUSINESS AND RESULTS OF OPERATIONS OF THE PROPERTY AND CASUALTY GROUP WILL BE ADVERSELY AFFECTED IF THE INDEPENDENT AGENTS THAT MARKET THE PROPERTY AND CASUALTY GROUP'S PRODUCTS DO NOT MAINTAIN THEIR CURRENT LEVELS OF PREMIUM WRITING, FAIL TO COMPLY WITH ESTABLISHED UNDERWRITING GUIDELINES OR OTHERWISE IMPROPERLY MARKET OUR PRODUCTS.

         The Property and Casualty Group markets its insurance products solely through a network of over 1,700 independent insurance agencies. As a result, the Property and Casualty Group is wholly dependent upon these agencies, each of which has the authority to bind the Property and Casualty Group to insurance contracts. To the extent that these agencies' marketing efforts cannot be maintained at their current levels of volume and quality or they bind the Property and Casualty Group to unacceptable insurance risks, fail to comply with established underwriting guidelines or otherwise improperly market our products, the results of operations and business of the Property and Casualty Group will suffer.

         THE BUSINESS OF THE PROPERTY AND CASUALTY GROUP MAY NOT CONTINUE TO GROW AND MAY BE MATERIALLY ADVERSELY AFFECTED IF THE COMPANY CANNOT RETAIN EXISTING, AND ATTRACT NEW, INDEPENDENT AGENCIES OR IF INSURANCE CONSUMERS INCREASE USE OF OTHER INSURANCE DELIVERY SYSTEMS.

The continued growth of the business of members of the Property and Casualty Group is partially dependent upon the Company's ability to retain existing, and attract new, independent agencies for the Property and Casualty Group. The following factors are among those that may cause the growth and retention in the number of independent agencies of the Property and Casualty Group, and thereby growth in revenue of its members, to be slower than it otherwise would have been:

         .  There is significant competition to attract independent agencies;

         . Our process to select a new independent agency is intensive and typically requires from six to nine months;

         . The Company has stringent criteria for new independent agencies and requires adherence by independent agencies to consistent underwriting standards; and

         . The Company may be required to reduce agents' commissions, bonuses and other incentives, thereby reducing our attractiveness to agencies.

         The Property and Casualty Group sells insurance solely through its network of independent agencies. The Property and Casualty Group's competitors sell insurance through a variety of delivery methods, including independent agencies, captive agencies, the Internet and direct sales. To the extent that business migrates to a delivery system other than independent agencies because of changing consumer preferences, the business of the Property and Casualty Group will be adversely affected.

         THE PROPERTY AND CASUALTY GROUP HAS INCURRED UNDERWRITING LOSSES IN RECENT YEARS PRIMARILY AS A RESULT OF REDUCING PREMIUM RATES IN 1998 AND 1999 IN RESPONSE TO COMPETITIVE CONDITIONS, DUE TO INCREASED LOSS SEVERITY AND DUE TO REINSURANCE LOSSES, INCLUDING LOSSES FROM THE TERRORIST ATTACK ON THE WORLD TRADE CENTER. TO THE EXTENT UNDERWRITING LOSSES CONTINUE, THE MANAGEMENT FEE REVENUES WE RECEIVE MAY BE REDUCED, IN ADDITION TO THE CONTINUING ADVERSE EFFECT ON OUR OPERATING RESULTS FROM OUR SUBSIDIARIES' 5.5% PARTICIPATION IN THE UNDERWRITING RESULTS OF THE PROPERTY AND CASUALTY GROUP.

         In 1997 and 1998, the property and casualty insurance market was marked by "soft market" conditions, which is characterized by decreased revenues, less stringent underwriting standards and an excess of surplus in the industry. These conditions created severe price competition in commercial and personal lines of insurance, including private passenger automobile, the Property and Casualty Group's largest line of business. These competitive conditions resulted in slower new policy growth and declines in policy retention rates for the Property and Casualty Group. Management viewed these competitive effects as a serious threat to the well-being of the Property and Casualty Group. In 1998, following discussions with our board of directors, management decided to reduce premium rates in 1998 and 1999 in order to retain the Property and Casualty Group's most profitable customers. The 1998 and 1999 premium rate reductions, coupled with a general trend of increasing loss severity, negatively affected the Property and Casualty Group's underwriting results, which increased from underwriting losses of $49.8 million in 1999 to $189.7 million in 2000 and $517.3 million in 2001. In 1999, 2000 and 2001, the Property and Casualty Group also incurred significant underwriting losses from its non-affiliated assumed reinsurance business, including $55 million in losses from wind storms in Western Europe in late December 1999 and $150 million from the World Trade Center terrorist attack in September 2001, assuming that attack is treated as one occurrence.


         The Property and Casualty Group and the Company have responded to underwriting losses in a number of ways, including adopting stricter underwriting requirements; restricting policy coverages; increasing the emphasis on reviewing existing policies and accounts to determine which risks continue to meet underwriting guidelines and taking appropriate action regarding those policies and accounts that do not; continuing the focus on claims strategies to reduce claims severity, such as reducing claims fraud; raising premium rates on its direct lines of insurance; reunderwriting all of its assumed reinsurance treaties, resulting in the cancellation of a significant number of treaties and the reduction in total aggregate limits for other treaties; significantly raising reinsurance premium rates; and excluding terrorism coverage from all reinsurance treaties entered into in 2002. However, there can be no assurance that the measures taken or that may be taken by the Property and Casualty Group and the Company will meet or exceed increases in loss costs or restore the Property and Casualty Group's underwriting profitability.

         To the extent underwriting losses continue, our operating results will suffer from our subsidiaries' 5.5% participation in the pooling arrangement. In addition, the Exchange's policyholders' surplus will be further adversely affected. If the surplus of the Exchange were to decline significantly from its current level, the Property and Casualty Group could find it more difficult to retain its existing business and attract new business. A decline in the business of the Property and Casualty Group would have an adverse effect on the amount of the management fees we receive and the underwriting results of the Property and Casualty Group in which we have a 5.5% participation. In addition, a decline in the surplus of the Exchange from its current level would make it more likely that the management fee rate received by us would be further reduced.

         THE SURPLUS OF THE EXCHANGE HAS DECREASED FROM $4.8 BILLION AT DECEMBER 31, 1999 TO $2.1 BILLION AT SEPTEMBER 30, 2002. OF THIS DECREASE, APPROXIMATELY $1.6 BILLION WAS BECAUSE OF DECLINES IN THE MARKET VALUE OF MARKETABLE SECURITIES INVESTMENTS, INCLUDING THE SIGNIFICANT PORTFOLIO OF COMMON EQUITY SECURITIES. TO THE EXTENT THESE DECLINES IN MARKET VALUE CONTINUE AND THE EXCHANGE'S SURPLUS CONTINUES TO DECREASE, THE MANAGEMENT FEE RATE WE RECEIVE MAY BE FURTHER REDUCED AND THE UNDERWRITING RESULTS OF OUR PROPERTY AND CASUALTY SUBSIDIARIES MAY SUFFER.

         In 1985, the Exchange increased its investments in common equity securities as a core element of its investment strategy. At December 31, 1999, when the Exchange's surplus was $4.8 billion, the Exchange's portfolio of marketable securities investments included common equity securities that had appreciated in value by $2.6 billion, to a market value of $3.8 billion. However, as a result of the downturn in common equity markets since 1999, the Exchange's portfolio of common equity securities has experienced a decline in value of $1.8 billion and the value of the portfolio was $2.0 billion at September 30, 2002. The common equity portfolio of the Exchange represents 32.8% of its admitted assets at September 30, 2002 while the entire portfolio of marketable securities investments represents 76.0% of its admitted assets at that date.

         All marketable securities held by the Exchange are subject to market volatility. The Exchange's marketable securities have exposure to price risk and the volatility of capital markets. The stock market decline in 2002 has reduced the value of the Exchange's marketable securities by $1.3 billion during the first nine months of 2002 compared to the decrease of $1.0 billion during the first nine months of 2001.


         To the extent that the Exchange incurs additional investment losses resulting from declines in the value of its marketable securities, the Exchange's policyholders' surplus will be further adversely affected. If the surplus of the Exchange were to decline significantly from its current level, the Property and Casualty Group could find it more difficult to retain its existing business and attract new business. A decline in the business of the Property and Casualty Group would have an adverse effect on the amount of the management fees we receive and the underwriting results of the Property and Casualty Group in which we have a 5.5% participation. In addition, a decline in the surplus of the Exchange from its current level would make it more likely that the management fee rate received by us would be further reduced.


         ERIE INSURANCE GROUP'S RECENT EFFORTS TO DEVELOP TECHNOLOGY, INCLUDING INTERNET CAPABILITIES, TO ENHANCE POLICY ADMINISTRATION AND TO IMPROVE INTERACTION WITH AGENTS MAY BE MORE COSTLY THAN WE ANTICIPATE, MAY NOT BE COMPLETED DUE TO COST OR TECHNOLOGY CONSIDERATIONS AND MAY INCREASE OUR EXPOSURE TO BREACHES OF PRIVACY OR SECURITY.

         Customers and agents expect rapid turnaround of quotes and endorsements and efficient services. Failure to meet these service expectations could place the Erie Insurance Group at a competitive disadvantage. To remain competitive, the Erie Insurance Group has undertaken an initiative, called "ERIEConnection(SM)", to utilize technology, including the Internet, to automate certain functions to facilitate quoting, underwriting and the issuing of policies and provide these services directly to its agents via the Internet. Such an upgrading of technology requires a sizable financial investment. Moreover, the effectiveness of certain areas of technology remain unproven. Erie Insurance Group completed the first major component of the program during the second quarter of 2002. Through September 30, 2002, the Erie Insurance Group has spent $87 million on its current technology development efforts. The timing, scope and level of spending for remaining deliverables under the program are uncertain. Actual costs to complete the technology initiatives may exceed anticipated costs and lead to a reduction in profits or the termination of these technology initiatives. In addition, use of Internet technology to connect directly with the Property and Casualty Group's agents increases the risk of security breaches, which may cause short-term or long-term disruptions to the Property and Casualty Group's business operations and could lead to further and currently unanticipated technology costs to prevent and mitigate the effects of such security breaches.

         IF RATINGS FOR FINANCIAL STRENGTH ASSIGNED TO MEMBERS OF THE PROPERTY AND CASUALTY GROUP BY INDUSTRY RATING ORGANIZATIONS WERE SIGNIFICANTLY DOWNGRADED, THE PROPERTY AND CASUALTY GROUP'S COMPETITIVE POSITION IN THE INSURANCE INDUSTRY WOULD BE ADVERSELY AFFECTED.

         Ratings are a factor in establishing the competitive position of insurance companies. Members of the Property and Casualty Group receive ratings from A.M. Best and Standard & Poor's, which are industry-accepted measures of an insurance company's financial strength and are specifically designed to provide an independent opinion of an insurance company's financial health and ability to meet ongoing obligations to policyholders. Members of the Property and Casualty Group are also rated by Weiss Ratings, Inc., which is a consumer-oriented rating company that issues ratings designed to provide an independent opinion of an insurance company's financial strength. The ratings by Weiss Ratings, Inc. for the Exchange and Erie Insurance Company were downgraded in July 2002. Ratings are not recommendations to buy, sell or hold our common stock and are subject to change. A description of the Company's recent ratings appears under "Business -- Financial Ratings" on page 78.

         If the Exchange or any other member of the Property and Casualty Group were to incur underwriting losses or reductions in surplus for an extended period of time, the ratings of such entity may be downgraded. While management of the Company believes that recent downgrades by Weiss Ratings, Inc. have not impacted any member of the Property and Casualty Group, a significant future downgrade in that or other ratings would reduce the competitive position of the affected member by making it more difficult to attract profitable business in the highly competitive property and casualty insurance market.

RISKS RELATING TO THE PROPERTY AND CASUALTY INSURANCE INDUSTRY

         THE PROPERTY AND CASUALTY GROUP FACES SIGNIFICANT EXPOSURE TO
TERRORISM.

         The tragic World Trade Center terrorist attack resulted in staggering losses for the insurance industry and has caused uncertainty in the insurance and reinsurance markets. The Property and Casualty Group incurred a loss of $150 million in this attack assuming it continues to be considered one occurrence, and it estimates it would incur an additional loss of $50 to $75 million if the attack is considered two occurrences. The Company's 5.5% share of this incurred loss was $5.8 million. Accordingly, the industry has been compelled to re-examine policy language and to address the potential for future threats of terrorist events and losses. The Property and Casualty Group's personal and commercial property and casualty insurance policies were not priced to cover the risk of terrorist attacks and losses such as those suffered in the World Trade Center terrorist attack. The Property and Casualty Group has withdrawn from some coverages and exposures, including terrorism, where permitted by state regulators. However, even in states where withdrawal has been permitted, the Property and Casualty Group is still exposed to terrorism under several lines, including personal lines and workers' compensation, and, in most states, losses caused by an ensuing fire. On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002, establishing a program for commercial property and casualty losses, including workers' compensation, resulting from foreign acts of terrorism. The Terrorism Risk Insurance Act requires commercial insurers to make terrorism coverage available immediately and provides limited federal protection above individual company retention levels, based upon a percentage of direct earned premium, and above aggregate industry retention levels that range from $10 billion in the first year to $15 billion in the third year. The federal government will pay 90% of covered terrorism losses that exceed retention levels. The Terrorism Risk Insurance Act is scheduled to expire on December 31, 2005. Personal lines are not included under the protection of the Terrorism Risk Insurance Act, and state regulators have not approved exclusions for acts of terrorism on personal lines policies. The Property and Casualty Group could incur large unexpected losses if future terrorist attacks occur.

         EVEN EXCLUDING TERRORISM EXPOSURE, THE PROPERTY AND CASUALTY GROUP FACES THE THREAT OF SUBSTANTIAL CATASTROPHE LOSSES AND DID NOT MAINTAIN TREATY REINSURANCE COVERAGE FOR CATASTROPHE LOSSES AFTER 1993 THROUGH 2002.

         The Property and Casualty Group has experienced, and can be expected in the future to experience, catastrophe losses that may have a material adverse impact on our results of operations and financial condition. The Property and Casualty Group did not maintain treaty reinsurance coverage to mitigate the impact of catastrophe losses after 1993 through 2002; however, effective January 1, 2003, the Property and Casualty Group has obtained property catastrophe reinsurance coverage. Catastrophes can be caused by various events, including hurricanes, earthquakes, tornadoes, wind, hail, fires, explosions and man-made disasters. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are localized to small geographic areas; however, events such as hurricanes, hail and ice storms have the potential to produce significant damage in large, heavily populated areas.

         For the Property and Casualty Group, areas of major potential hurricane loss include major metropolitan centers in the eastern United States and areas of major potential ice storm or hail loss include major metropolitan centers in the Mid-Atlantic and Midwestern states. Although catastrophes can cause losses in a variety of property and casualty lines, homeowners insurance has in the past generated the vast majority of catastrophe-related claims. At December 31, 2001, 76% of the Property and Casualty Group's total homeowners insurance exposure was comprised of risks in Mid-Atlantic states, which exposes the Property and Casualty Group to significant risk of loss from catastrophes in that region.

         INCREASED LITIGATION AGAINST THE INDUSTRY, WILLINGNESS OF COURTS TO EXPAND COVERED CAUSES OF LOSS, RISING JURY AWARDS, INCREASING MEDICAL COSTS AND THE ESCALATION OF LOSS SEVERITY MAY CONTRIBUTE TO INCREASED COSTS AND TO THE DETERIORATION OF RESERVE POSITIONS OF THE PROPERTY AND CASUALTY GROUP.

         Loss severity for the Property and Casualty Group continues to increase, principally driven by larger court judgments and increasing medical costs in recent years. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders to litigate and the willingness of courts to expand causes of loss and the size of awards may render loss reserves inadequate for current and future losses. Loss reserves are liabilities established by insurers and reinsurers to reflect the estimated cost of loss payments and the related loss adjustment expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written.

         The Property and Casualty Group has exposure to mold claims for which there has recently been a sharp increase in the industry generally. Sometimes referred to as "sick building syndrome", tenants claiming to suffer illnesses caused by mold may seek financial compensation from building owners. Businesses also may claim loss-of-use business income interruption losses. Homeowners have also been submitting claims based on mold that has occurred from water damage. The Property and Casualty Group's exposure to date, including known and expected claims, has been insignificant.


         Members of the Property and Casualty Group increased their loss and loss adjustment reserves by approximately $184 million in the fourth quarter of 2002 in response to adverse loss experience in the group's automobile, homeowners and workers' compensation lines. To the extent that adverse trends continue, including expansion by courts of covered causes of loss, rising jury awards, increasing medical costs and the escalation of loss severity, the Property and Casualty Group may need to further increase reserves and its profitability may be adversely affected.


         CHANGES IN APPLICABLE INSURANCE LAWS, REGULATIONS OR CHANGES IN THE WAY REGULATORS ADMINISTER THOSE LAWS OR REGULATIONS COULD MATERIALLY ADVERSELY CHANGE THE PROPERTY AND

CASUALTY GROUP'S OPERATING ENVIRONMENT AND INCREASE ITS EXPOSURE TO LOSS OR PUT IT AT A COMPETITIVE DISADVANTAGE.

         Property and casualty insurers are subject to extensive supervision in the states in which they do business. This regulatory oversight includes, by way of example, matters relating to licensing and examination, rate setting, market conduct, policy forms, limitations on the nature and amount of certain investments, claims practices, mandated participation in involuntary markets and guaranty funds, reserve adequacy, insurer solvency, transactions between affiliates, the amount of dividends that may be paid and restrictions on underwriting standards. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of shareholders. For instance, members of the Property and Casualty Group are subject to involuntary participation in specified markets in various states in which it operates, and the rate levels the Property and Casualty Group is permitted to charge do not always correspond with the underlying costs associated with the coverage issued.

         The National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital guidelines, interpretations of existing laws and the development of new laws. Changes in state laws and regulations, as well as changes in the way state regulators view related party transactions in particular, could materially change the operating environment for the Property and Casualty Group and significantly increase the amount of loss to which the Property and Casualty Group is exposed after an insurance policy has been issued.

         The state insurance regulatory framework recently has come under increased federal scrutiny. Congress is considering legislation that would create an optional federal charter for insurers. Federal chartering has the potential to create an uneven playing field for insurers. Federally chartered companies could be subject to different regulatory requirements than state chartered insurers in areas such as market conduct oversight, solvency regulation, guaranty fund participation and premium tax burdens. If this occurs, federally chartered insurers may obtain a competitive advantage over state licensed carriers. Federal chartering also raises the specter of a matrix of regulation and costly duplicative, or conflicting, federal and state requirements. Specific federal regulatory developments include the potential repeal of the McCarran-Ferguson Act. The repeal of the McCarran-Ferguson Act and its partial exemption for the insurance industry from federal antitrust laws would make it extremely difficult for insurers to compile and share loss data, develop standard policy forms and manuals and predict future loss costs. The ability of the industry, under the exemption permitted in the McCarran-Ferguson Act, to collect loss cost data and build a credible database as a means of predicting future loss costs is an extremely important part of cost-based pricing. If the ability to collect this data were removed, then the predictability of future loss costs, and hence, the reliability of pricing would be greatly undermined.

         IF CERTAIN STATE REGULATORS, LEGISLATORS AND SPECIAL INTEREST GROUPS ARE SUCCESSFUL IN ATTEMPTS TO REDUCE, FREEZE OR SET RATES FOR INSURANCE POLICIES, ESPECIALLY AUTOMOBILE POLICIES, AT LEVELS THAT DO NOT, IN OUR MANAGEMENT'S VIEW, CORRESPOND WITH UNDERLYING COSTS, THE RESULTS OF OPERATIONS OF THE PROPERTY AND CASUALTY GROUP WILL BE ADVERSELY AFFECTED.

     From time to time, the automobile insurance industry in particular has been under pressure from certain state regulators, legislators and special interest groups to reduce, freeze or set rates at levels that do not, in our management's view, correspond with underlying costs, including initiatives to roll back automobile and other personal lines rates. For example, in recent years, certain rate increase requests by the Property and Casualty Group for automobile coverage that management believed were necessary were rejected in New York and Maryland. This activity has adversely affected, and may in the future adversely affect, the profitability of the Property and Casualty Group's automobile insurance line of business in various states because increasing costs of litigation and medical treatment, combined with rising automobile repair costs, continue to increase the costs of providing automobile insurance coverage. Adverse legislative and regulatory activity constraining the Property and Casualty Group's ability to price automobile insurance coverage adequately may occur in the future. The impact of the automobile insurance regulatory environment on the results of operations of members of the Property and Casualty Group in the future is not predictable.

     THE PROPERTY AND CASUALTY GROUP IS SUBJECT TO ASSESSMENT, DEPENDING UPON ITS MARKET SHARE OF A GIVEN LINE OF BUSINESS, TO ASSIST IN THE PAYMENT OF UNPAID CLAIMS AND RELATED COSTS OF INSOLVENT INSURANCE COMPANIES; SUCH ASSESSMENTS COULD SIGNIFICANTLY AFFECT THE FINANCIAL CONDITION OF ANY ASSESSED MEMBER.

     The Property and Casualty Group is obligated to pay assessments under the guaranty fund laws of the various states in which they are licensed. These assessments were $0.6 million for the year ended December 31, 1999, $0.8 million for the year ended December 31, 2000 and $30.9 million for the year ended December 31, 2001. Generally, under these laws, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies. The number and magnitude of future insurance company failures in the states in which the Property and Casualty Group does business cannot be predicted, but resulting assessments levied on members of the Property and Casualty Group could significantly affect the financial condition of members of the Property and Casualty Group. The Property and Casualty Group believes that it is likely to receive an assessment in the next year relating to the insolvency of The Pennsylvania Hospital Insurance Company (PHICO), the amount of which we cannot currently estimate.

     PREMIUM RATES AND RESERVES MUST BE ESTABLISHED FOR MEMBERS OF THE PROPERTY AND CASUALTY GROUP FROM FORECASTS OF THE ULTIMATE COSTS EXPECTED TO ARISE FROM RISKS

UNDERWRITTEN DURING THE POLICY PERIOD; A MEMBER'S PROFITABILITY COULD BE ADVERSELY AFFECTED TO THE EXTENT SUCH PREMIUM RATES OR RESERVES ARE TOO LOW.

     One of the distinguishing features of the property and casualty insurance industry in general is that its products are priced before its costs are known, as premium rates are generally determined before losses are reported. Accordingly, premium rates must be established from forecasts of the ultimate costs expected to arise from risks underwritten during the policy period and may not prove to be adequate. Further, property and casualty insurers establish reserves for losses and loss adjustment expenses based upon estimates, and it is possible that the ultimate liability will exceed these estimates because of the future development of known losses, the existence of losses that have occurred but are currently unreported and larger than historical settlements on pending and unreported claims. The process of estimating reserves is inherently judgmental and can be influenced by factors that are subject to variation. If pricing or reserves established by a member of the Property and Casualty Group are not sufficient, such member's profitability may be adversely impacted.

     The Property and Casualty Group experienced adverse loss development relating to losses from prior accident years of $107 million for calendar year 2000, or 5.6% of loss reserves at year-end 2000, and $117 million for calendar year 2001, or 5.0% of loss reserves at year-end 2001. Adverse development of losses from prior accident years results in higher calendar year loss ratios and reduced calendar year underwriting results. To the extent prior year reserve deficiencies are indicative of deteriorating underlying loss trends and are material, the Property and Casualty Group's pricing of affected lines of business would be increased to the extent permitted by state departments of insurance.

     SUBSTANTIAL PREMIUM RATE INCREASES ARE DRAWING NEW ENTRANTS AND NEW CAPITAL TO THE REINSURANCE MARKETS, WHICH MAY INCREASE COMPETITION AMONG PROPERTY AND CASUALTY INSURERS AND MAY CAUSE A REDUCTION IN OUR REVENUES.

     Property and casualty market conditions in the wake of the World Trade Center terrorist attack have been characterized by closer adherence to underwriting standards, higher deductibles, reduced coverages and limits, more restrictive terms and conditions and higher premium rates. As a result of these changes in the industry, substantial new capital has entered the property and casualty insurance market. A substantial portion of the new capital is dedicated to building the capacity of new offshore reinsurers. This increased capital could result in lower prices for reinsurance, which in turn would allow primary insurers to offer more competitive prices or more favorable insurance terms and conditions or increase capacity. Increased competition among insurers and reinsurers could also allow the Property and Casualty Group's competitors to relax their underwriting standards. If substantial premium rate increases were to continue, additional new capital would likely be attracted, which would further promote the effects of increased competition.

RISKS RELATING TO OUR CLASS A COMMON STOCK

     THE PRICE OF OUR CLASS A COMMON STOCK MAY BE ADVERSELY AFFECTED BY ITS LOW TRADING VOLUME.

     The trading market for our Class A common stock is marked by limited liquidity. Reported average daily trading volume in our Class A common stock for the period January 1, 2002 through October 31, 2002 was approximately 32,000 shares. Of our 63.7 million shares of Class A common stock outstanding at September 30, 2002, approximately 29 million shares are available for public sale, with the remainder held by a small number of significant shareholders. Since 1999, we have had a stock repurchase program that authorized us to repurchase up to $120 million of our outstanding Class A common stock through December 31, 2002. Approximately $101.9 million of Class A common stock has been repurchased under the program to date. We believe the repurchase program had the effect of stabilizing the price of our Class A common stock notwithstanding that the variability of the price of our Class A common stock had been declining every year in the three years prior to our stock repurchase program. The program, however, has been suspended in connection with this offering of Class A common stock, and as a result, there may be an adverse effect on the market price of our Class A common stock.

     THE MARKET PRICE OF OUR CLASS A COMMON STOCK MAY BE ADVERSELY AFFECTED BY FUTURE SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR CLASS A COMMON STOCK BY OUR EXISTING SHAREHOLDERS IN THE PUBLIC MARKET, OR THE AVAILABILITY OF SUCH SHARES FOR SALE.


     In connection with this offering, the Company, certain of its directors and officers, the Selling Shareholder and certain other shareholders have indicated that they will enter into lock-up agreements under which they will generally agree not to dispose of or hedge any of their shares or securities convertible into or exchangeable for shares of common stock of the Company during the 90-day period from the date of this prospectus without prior written approval of the underwriters. Certain of our existing shareholders, however, have not indicated that they will agree to enter into lock-up agreements, including Susan Hirt Hagen, who is a member of our board of directors and a trustee and a beneficiary of the H.O. Hirt Trusts and Thomas B. Hagen, who is Mrs. Hagen's husband. Also, Laurel A. Hirt has indicated that she will not agree to enter into a lock-up agreement. Ms. Hirt is a daughter of F. William Hirt, the chairman of our board of directors. Mr. Hirt is also a trustee and a beneficiary of the H.O. Hirt Trusts. Although we have not received any indication that Mr. and Mrs. Hagen or Laurel Hirt are planning to sell shares of Class A common stock during the 90-day period from the date of this prospectus, Mr. and Mrs. Hagen and Laurel Hirt, if they do not execute lock-up agreements, may have available for sale up to 31.76% of the outstanding shares of Class A common stock, assuming no further conversion of Class B shares into Class A shares. Sales, or the availability for sale, by these shareholders following the consummation of this offering of a substantial number of shares of our Class A common stock that are not subject to lock-up agreements may have an adverse effect on the market price of our Class A common stock.


     HOLDERS OF CLASS A COMMON STOCK HAVE LIMITED VOTING RIGHTS, AND TWO SHAREHOLDERS OF OUR CLASS B COMMON STOCK, THE H.O. HIRT TRUSTS, HAVE THE ABILITY TO DETERMINE THE OUTCOME OF ALL MATTERS SUBMITTED FOR SHAREHOLDER APPROVAL, EXCEPT THOSE MATTERS PERTAINING ONLY TO THE RIGHTS OF THE HOLDERS OF CLASS A COMMON STOCK.


     Our Class A common stock cannot vote for the election of directors and generally can only vote on matters pertaining to the rights of holders of Class A common stock. Generally, voting control of the Company is vested in the 2,900 outstanding shares of Class B common stock. The H.O. Hirt Trusts together own 2,340 shares, or 80.7%, of the outstanding Class B common stock and can therefore together elect the entire board of directors and determine the outcome of all matters submitted for approval of our shareholders, except those matters pertaining only to the rights of the holders of Class A common stock.


     THE VALUE OF OUR CLASS A COMMON STOCK MAY BE ADVERSELY AFFECTED BECAUSE THE ABILITY OF OUR PRINCIPAL SHAREHOLDERS TO VOTE IN FAVOR OF A TRANSACTION THAT WOULD RESULT IN A CHANGE OF CONTROL IS LIMITED.

     The vote of the H.O. Hirt Trusts will determine the outcome of any matter submitted for shareholder approval, except those matters pertaining only to the rights of the holders of Class A common stock. The trust agreement governing the H.O. Hirt Trusts provide that at least two of the three trustees, including the corporate trustee, would be required to vote in favor of a transaction under which we would be acquired and such action, by the terms of the trust agreements, would be permitted only if required to maintain the health of the Exchange. This may prevent anyone from acquiring us in a transaction that shareholders, other than the H.O. Hirt Trusts, may consider to be in their best interests and may consequently have a negative effect on the price of our Class A common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include certain discussions relating to underwriting, premium and investment income volume, business strategies, profitability and business relationships and our other business activities during 2002 and beyond. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "could", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "project", "predict", "potential" and similar expressions. These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Such factors may include those described under "Risk Factors" beginning on page 11.


     The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

     We qualify all of our forward-looking statements by these cautionary statements.

          PRICE RANGE OF OUR CLASS A COMMON STOCK AND DIVIDEND HISTORY

     Prices for our Class A common stock are quoted on the NASDAQ Stock Market(SM) under the symbol "ERIE". The following table presents for the periods indicated the high and low closing prices for our Class A common stock as reported by the NASDAQ Stock Market(SM) and the cash dividends declared.


                                           Price Range               Cash Dividends
                                    -------------------------
2000:                                 High              Low             Declared
                                    -------           -------           --------
First Quarter ..................    $ 32.44           $ 26.50           $ 0.1350
Second Quarter .................      32.50             27.50             0.1350
Third Quarter ..................      32.00             29.19             0.1350
Fourth Quarter .................      30.00             24.00             0.1525


                                           Price Range               Cash Dividends
                                    -------------------------
2001:                                 High              Low             Declared
                                    -------           -------           --------
First Quarter ..................    $ 30.00           $ 26.50           $ 0.1525
Second Quarter .................      36.12             27.54             0.1525
Third Quarter ..................      39.55             32.70             0.1525
Fourth Quarter .................      40.63             36.91             0.1700


                                           Price Range               Cash Dividends
                                    -------------------------
2002:                                 High              Low             Declared
                                    -------           -------           --------
First Quarter ..................    $ 40.82           $ 37.65           $ 0.1700
Second Quarter .................      45.49             40.44             0.1700
Third Quarter ..................      44.50             37.45             0.1700
Fourth Quarter .................      42.39             35.90             0.1900


                                           Price Range               Cash Dividends
                                    -------------------------
2003:                                 High              Low             Declared
                                    -------           -------           --------
First Quarter
     (through January 6) .......    $ 36.58           $ 36.38                 --



     The last reported sale price of our Class A common stock on January 6, 2003 was $36.38. As of September 30, 2002, there were 1,061 holders of record of our Class A common stock.


     We have paid regular quarterly cash dividends since 1942. Our board of directors considers the declaration of cash dividends on a quarterly basis. The payment of future dividends, if any, will be at the discretion of our board of directors and will depend upon many factors, including:

     . our earnings;

     . our financial position;

     .    our capital requirements and those of our subsidiaries; and

     .    our ability to receive dividends from our subsidiaries, which is subject to regulatory limitations.

Therefore, there can be no assurance as to the declaration of future dividends.

     Although a potential source of cash for the payment of dividends to our shareholders is dividends from our insurance subsidiaries, our insurance subsidiaries have never paid us a dividend. Our insurance subsidiaries are subject to state laws that restrict their ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2002. We will not receive any proceeds from the sale of the shares of Class A common stock being offered hereby.

(amounts in thousands)                                                             September 30, 2002
                                                                                   ------------------
Long-term debt .................................................................                  ---
Shareholders' equity:
   Class A common stock, stated value ..........................................         $      1,957
      $0.0292 per share; authorized 74,996,930 shares;
      issued 67,080,000 shares and outstanding 63,677,106 shares
   Class B common stock, stated value ..........................................                  213
      $70 per share; authorized 3,070 shares;
      issued and outstanding 3,050 shares
   Additional paid-in capital ..................................................                7,830
   Accumulated other comprehensive income ......................................               31,266
   Retained earnings ...........................................................            1,018,868
                                                                                         ------------
            Contributed capital and retained earnings ..........................         $  1,060,134
Treasury stock, at cost (3,402,894 shares) .....................................             (101,860)
                                                                                         ------------
           Total capitalization ................................................         $    958,274
                                                                                         ============

            SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

     The selected consolidated financial data presented below as of or for the years ended December 31, 1997 through 2001 is derived from our audited financial statements. Our consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, and our independent auditors' report thereon, are included elsewhere in this prospectus and incorporated by reference herein. See "Where To Find More Information/Incorporation by Reference". The selected consolidated financial data presented below as of or for the nine-month periods ended September 30, 2001 and 2002 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and incorporated by reference herein. See "Where To Find More Information/Incorporation by Reference". Our results of operations for the nine months ended September 30, 2002 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2002. In the opinion of our management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. The financial data set forth below is only a summary and should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                                                   Nine Months Ended
                                                      September 30,                         Year Ended December 31,
                                               -----------------------  -----------------------------------------------------------
(amounts in thousands, except per share data)      2002         2001        2001        2000         1999        1998        1997
                                               ----------   ----------  ----------  ----------   ----------  ----------  ----------
                                                    (unaudited)
STATEMENTS OF OPERATIONS DATA:
Operating revenue                              $  730,029   $  602,001  $  799,861  $  698,016   $  646,040  $  615,965  $  581,979
Operating expense                                 556,871      466,566     635,756     549,672      501,061     470,155     450,037
Total other income and expenses                    33,187       35,408      17,998      70,102       58,731      45,770      38,747
Equity in earnings of Erie Family Life
     Insurance Company, net of tax                  1,015        2,337         719       5,108        4,692       4,443       3,935
Federal income tax expense                         69,171       56,835      60,561      71,161       65,296      61,472      56,043
                                               ----------   ----------  ----------  ----------   ----------  ----------  ----------
Net income                                     $  138,189   $  116,345  $  122,261  $  152,393   $  143,106  $  134,551  $  118,581
                                               ==========   ==========  ==========  ==========   ==========  ==========  ==========

PER SHARE DATA:
Net income per share                           $     1.94   $     1.63  $     1.71  $     2.12   $     1.95  $     1.81  $     1.59
Dividends declared per Class A share                 0.51       0.4575      0.6275      0.5575       0.4950      0.4425      0.3925
Dividends declared per Class B share                76.50       68.625      94.125      83.625       74.250      66.375      58.875
Book value per share                                13.50        12.01       12.15       10.91         9.62        8.81        7.25
Weighted average shares outstanding                71,109       71,380      71,342      71,954       73,487      74,400      74,400

FINANCIAL POSITION:
Investments (1)                                $  969,898   $  884,599  $  885,650  $  853,146   $  785,258  $  709,417  $  566,118
Receivables from the Exchange and affiliates      761,295      650,091     640,655     532,009      470,969     467,794     469,708
Total assets                                    2,194,690    1,897,077   1,935,566   1,680,599    1,518,794   1,454,062   1,292,544
Shareholders' equity                              958,274      855,755     865,255     779,015      697,599     655,223     539,383
Cumulative shares repurchased
   at December 31/September 30                      3,403        3,170       3,196       2,976        1,900           0           0


-------------------
(1)  Includes investment in Erie Family Life Insurance Company.

            SELECTED HISTORICAL FINANCIAL INFORMATION OF THE EXCHANGE
                        (STATUTORY ACCOUNTING PRINCIPLES)


     The selected financial data of the Exchange presented below as of and for the years ended December 31, 1997 through 2001 is derived from financial statements prepared in accordance with statutory accounting principles ("SAP") that were audited by our independent auditors. The selected financial data below as of and for the nine months ended September 30, 2001 and 2002 are derived from the Exchange's unaudited financial statements prepared in accordance with SAP. In the opinion of management, all adjustments consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. The financial data set forth below is only a summary. More information about the Exchange, including the reasons why the Company believes the financial data set forth below is meaningful to a reader of this prospectus, can be found in "Erie Insurance Exchange". The Annual Statements filed by the Exchange with the Insurance Department of the Commonwealth of Pennsylvania are available for inspection without charge at the Department's offices at Strawberry Square, Harrisburg, Pennsylvania. The financial statements of the Exchange included in these annual statements are prepared in accordance with SAP required by the NAIC Accounting Practices and Procedures Manual, as modified to include prescribed or permitted practices of the Commonwealth of Pennsylvania. See "Erie Insurance Exchange -- General" on page 94 for a discussion of significant differences between SAP and generally accepted accounting principles ("GAAP"). The Exchange does not, nor is it required to, prepare financial statements in accordance with GAAP.


                                              Nine Months Ended
                                                September 30,                           Year Ended December 31,
                                          ------------------------  ---------------------------------------------------------------
(amounts in thousands)                        2002         2001         2001         2000         1999         1998         1997
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                 (unaudited)
OPERATING DATA:
Premiums earned                           $ 2,140,526  $ 1,792,450  $ 2,422,600  $ 2,161,034  $ 2,039,791  $ 1,971,525  $ 1,877,270
Loss and loss adjustment expenses           1,727,052    1,568,896    2,150,749    1,714,487    1,509,895    1,372,705    1,375,643
Insurance underwriting and other expenses     718,881      551,623      766,304      624,622      576,031      568,149      520,648
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net underwriting (loss) income            $  (305,407) $  (328,069) $  (494,453) $  (178,075) $   (46,135) $    30,671  $   (19,021)
Investment income (loss), net                  48,237      (32,489)    (421,754)     347,582      428,874      378,845      365,393
Federal income tax expense (benefit)          (68,925)     (43,230)    (300,257)      42,433      102,339      102,917       86,627
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)                         $  (188,245) $  (317,328) $  (615,950) $   127,074  $   280,400  $   306,599  $   259,745
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

FINANCIAL POSITION:
Cash and invested assets                  $ 5,238,660  $ 5,563,420  $ 5,990,511  $ 6,357,658  $ 6,860,008  $ 5,604,496  $ 4,670,320
Total assets                                6,190,240    6,317,728    6,998,794    6,969,746    7,415,176    6,174,590    5,204,856
Claims and unearned premium reserves        3,663,000    3,084,067    3,200,836    2,654,300    2,463,806    2,388,958    2,328,230
Total liabilities                           4,042,623    3,418,368    3,953,243    2,847,861    2,660,713    2,582,998    2,490,465
Policyholders' surplus (1)(2)               2,147,617    2,899,360    3,045,551    4,121,885    4,754,462    3,591,592    2,714,391

------------------
(1) Periods beginning after January 1, 2001 are computed taking into consideration changes in SAP required by the NAIC Accounting Practices and Procedures Manual. An adjustment made on January 1, 2001 as a result of such changes decreased policyholders' surplus by $523.8 million.
(2) Under a practice prescribed by the Commonwealth of Pennsylvania, unearned premium reserves are reduced (and policyholders' surplus increased) by the amount of the management fee ultimately payable by the Exchange to us correlating to premiums not yet earned at the respective financial statement date. At December 31, 2001, this amount was $240.9 million.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH THE "SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY" AND THE CONSOLIDATED FINANCIAL STATEMENTS, AND THE RELATED NOTES, INCLUDED ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN. IN ADDITION TO THIS INFORMATION, THE TABLE ENTITLED "MANAGEMENT EVALUATION OF OPERATING RESULTS" ON THE NEXT PAGE DIRECTLY REFLECTS MEASUREMENTS USED BY MANAGEMENT IN EVALUATING OPERATING RESULTS. THIS TABLE, WHICH MANAGEMENT USES INTERNALLY TO MONITOR AND EVALUATE RESULTS, IS AN ALTERNATIVE PRESENTATION OF THE COMPANY'S CONSOLIDATED STATEMENTS OF OPERATIONS. YOU SHOULD REFER TO THIS TABLE IN CONJUNCTION WITH READING THOSE PORTIONS OF THE FOLLOWING DISCUSSIONS RELATING TO OPERATING RESULTS AND MEASUREMENTS.

                                     GENERAL

     We operate predominantly as a provider of management services to Erie Insurance Exchange (the "Exchange") and also as an underwriter of insurance through our subsidiaries. We have served since 1925 as the attorney-in-fact, or management company, for the policyholders of the Exchange. The Exchange and its property and casualty subsidiary and our three property and casualty subsidiaries (collectively, the "Property and Casualty Group") write personal and commercial lines property and casualty coverages exclusively through approximately 8,000 independent agents and pool their underwriting results. The financial results of the Exchange are not consolidated with ours. For our services as attorney-in-fact in providing sales, underwriting and policy issuance services to the Exchange, we charge the Exchange a management fee calculated as a percentage, limited to 25%, of the direct written premiums of the Property and Casualty Group.

     Under the pooling arrangement, all property and casualty insurance business of the five property and casualty insurance companies that comprise the Property and Casualty Group is pooled within the Exchange as the pooling entity. Our insurance subsidiaries, Erie Insurance Company and Erie Insurance Company of New York, share in the underwriting results of the pool through retrocession. Erie Insurance Company has a 5.0% participation, Erie Insurance Company of New York has a 0.5% participation and the Exchange has a 94.5% participation in the pooled underwriting results. These participation percentages are determined by our board of directors. We also own 21.6% of the common stock of Erie Family Life Insurance Company, an affiliated life insurance company, of which the Exchange owns 53.5% and public shareholders, including its officers and directors, own 24.9%.

                             ERIE INDEMNITY COMPANY

                   MANAGEMENT EVALUATION OF OPERATING RESULTS

                                                               Nine Months Ended
                                                                  September 30,                 Year Ended December 31,
                                                             -----------------------     -------------------------------------
(amounts in thousands)                                          2002          2001          2001          2000          1999
                                                             ---------     ---------     ---------     ---------     ---------
                                                                  (unaudited)
MANAGEMENT OPERATIONS:
Management fee revenue                                       $ 593,895     $ 480,805     $ 634,966     $ 551,646     $ 513,375
Service agreement revenue                                       16,310        20,339        27,247        22,662        15,441
Cost of management operations                                 (421,097)     (349,796)     (477,645)     (415,562)     (380,298)
                                                             ---------     ---------     ---------     ---------     ---------
Income from management operations                            $ 189,108     $ 151,348     $ 184,568     $ 158,746     $ 148,518
                                                             ---------     ---------     ---------     ---------     ---------

INSURANCE UNDERWRITING OPERATIONS:
Premiums earned                                              $ 119,824     $ 100,857     $ 137,648     $ 123,708     $ 117,224
Losses and loss adjustment expenses incurred                   (98,431)      (88,074)     (117,201)      (99,564)      (87,719)
Policy acquisition and other underwriting expenses             (37,343)      (28,696)      (40,910)      (34,546)      (33,044)
                                                             ---------     ---------     ---------     ---------     ---------
Underwriting loss                                             ($15,950)     ($15,913)     ($20,463)     ($10,402)      ($3,539)
                                                             ---------     ---------     ---------     ---------     ---------

INVESTMENT OPERATIONS:
Net investment income                                        $  40,705     $  36,855     $  49,884     $  48,401     $  43,344
Net realized (losses) gains on investments                      (8,628)       (2,726)      (31,879)       16,968        14,746
Equity in earnings of EFL                                        1,091         2,513           773         5,492         5,045
Equity in earnings (losses) of limited partnerships              1,110         1,279            (7)        4,733           641
                                                             ---------     ---------     ---------     ---------     ---------
   Net revenue from investment operations                    $  34,278     $  37,921     $  18,771     $  75,594     $  63,776
                                                             ---------     ---------     ---------     ---------     ---------
   Income before income taxes                                  207,436       173,356       182,876       223,938       208,755
Provision for income taxes                                     (69,247)      (57,011)      (60,615)      (71,545)      (65,649)
                                                             ---------     ---------     ---------     ---------     ---------
Net income                                                   $ 138,189     $ 116,345     $ 122,261     $ 152,393     $ 143,106
                                                             =========     =========     =========     =========     =========
Operating income (1)                                         $ 143,797     $ 118,117     $ 142,983     $ 141,364     $ 133,521
                                                             =========     =========     =========     =========     =========

PER SHARE DATA:
Net income                                                   $    1.94     $    1.63     $    1.71     $    2.12     $    1.95

--------------------
(1) Operating income excludes net realized gain (loss) on investments and related federal income taxes.

                          CRITICAL ACCOUNTING ESTIMATES

     We make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our financial statements. The most significant estimates relate to our reserves for property and casualty insurance unpaid losses and loss adjustment expenses, valuation of investments and guaranty fund liability accruals. While management believes its estimates are appropriate, the ultimate amounts may differ from the estimates provided. The methods for making these estimates are continually reviewed, and any adjustments considered necessary are reflected in current earnings.

     With respect to reserves for property and casualty unpaid losses and loss adjustment expenses, significant components of estimates include a variety of factors such as medical inflation trends, regulatory and judicial rulings, legal settlements, property replacements and repair cost trends, and losses for assumed reinsurance activities. In recent years, certain of these component costs such as medical inflation trends and legal settlements have experienced significant volatility and resulted in incurred amounts higher than our original estimates. We have factored these changes in trends into our loss estimates. However, due to the nature of these liabilities, actual results could ultimately vary significantly from the amounts recorded. If the ultimate liability for unpaid losses and loss adjustment expenses were 10% more than the recorded amount at December 31, 2001, the effect would be a reduction in the Company's pre-tax income of approximately $12 million or $0.17 per share.

     We make estimates concerning the valuation of our investments and the recognition of other than temporary declines in value of these investments. When the decline in value of an individual investment is considered by management to be other than temporary, the investment is written down to its estimated net realizable value and reflected as a realized loss in the statement of operations. All investments are individually monitored for other than temporary declines in value. Management makes judgments about when there are other than temporary declines in its investments. Generally, if an individual security has depreciated in value by more than 20% of original cost, and has been in such unrealized loss position for more than six months, we assume there has been an other than temporary decline in value. In addition, the Company may write-down other securities in an unrealized loss position depending on the existence of certain other factors. These other factors we consider include: the significance of the fair value below cost, whether there has been a deterioration in financial condition of the issuer, whether there have been specific events adversely affecting an investment, debt security downgrades and specific industry or geographic events. If we had determined there was an other than temporary decline in value in 2001 for 10% of our investments with unrealized losses, then the Company would have recorded an additional realized loss of $480,000 in our 2001 statement of operations. Our evaluation of the need for write-downs due to other than temporary declines in value is also applied to our investment in limited partnerships and mortgage loans.

     Our investments in fixed maturity and marketable equity securities are presented at estimated fair value, which generally represents quoted market prices. Our investments in limited partnerships are recorded using the equity method, which approximates the Company's proportionate share of the partnership's reported net equity. Because of their illiquidity relative to our other investments, there is increased risk in valuation of limited partnerships. The recorded value of limited partnerships includes the valuation of investments held by these partnerships, which include U.S. and foreign private equity, real estate and fixed income investments. These valuations are determined by the general partner. We consider the reasonableness of these valuations based on various information including: audited and unaudited financial statements from these partnerships, and other information provided by the general partner. The carrying value of limited partnership investments totaled $81.6 million at December 31, 2001.

     Estimates are also made by the Company's insurance subsidiaries of liabilities for guaranty fund and other assessments. Our insurance subsidiaries are sometimes required to pay assessments to states in which the subsidiaries are licensed because of insurance company insolvencies. The liability for the assessments is recorded when the insolvency event has occurred and can be reasonably estimated. We commonly become aware of insolvencies that will affect us prior to obtaining specific assessment amounts from state guaranty associations to estimate our share of the liability. It is often a long process before state guaranty associations know of the ultimate amount of assessment needed to cover the insolvency. We initiate communication with the state insurance departments and guaranty associations when we learn of an insolvency. Although the insurance departments and guaranty associations may not be able to provide specifics on the ultimate assessment amounts, they will sometimes provide us with information from which we develop an estimated range of the future assessment. We generally record a liability at the mid-point of the range. In these cases, the mid-point of the range we develop represents our best estimate of the ultimate loss to be incurred due to the assessment. We adjust our estimated liability as the guaranty association provides us with more up to date assessment amounts. For example in 2001, the insolvency of Reliance Insurance Company was significant. Although we had not received definitive notices of assessment amounts as of December 31, 2001 from the guaranty funds, we recorded an estimated liability of $2.0 million at December 31, 2001. This liability was recorded based on the mid-point of the range of estimated assessment amounts. Additional future information may result in adjustments to our estimated liability.


                              RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001

     FINANCIAL OVERVIEW

     Our consolidated net income for the nine months ended September 30, 2002 increased 18.8% to $138.2 million, from $116.3 million during the same period in 2001. Income from management operations grew as a result of a 23.5% increase in direct written premiums of the Property and Casualty Group. Results of our insurance underwriting operations were about the same in the first nine months of 2002 compared to the same period in 2001 as a result of wind storm-related catastrophe losses and increased technology spending related to the eCommerce initiative in 2002 and World Trade Center losses in 2001. In addition, charges of $17.7 million and $5.7 million were taken for impaired investments contributing to net realized losses on investments in the first nine months of 2002 and 2001, respectively. The board of directors voted to reduce the management fee rate from 25% to 24% for 2003 at its December 10, 2002 meeting.

     For the nine months ended September 30, 2002, operating income (net income excluding net realized (losses) gains and related federal income taxes) increased 21.7% to $143.8 million, from $118.1 million reported for the same period in 2001.

     We have benefited during this period, and expect to continue to benefit, from premium increases by the Property and Casualty Group that have resulted from pricing actions approved by regulators through September 30, 2002. These premiums accounted for $48.4 million in increased premiums from the Property and Casualty Group for the nine months ended September 30, 2002. These increases were primarily related to private passenger automobile, workers' compensation and homeowners lines of business premium rate increases realized in the states of Pennsylvania, Maryland and Ohio. The remaining anticipated premium rate increases to be recognized in future periods are in the private passenger automobile, commercial multiple peril and homeowners lines of business in the states of Pennsylvania, Ohio and West Virginia.

     ANALYSIS OF MANAGEMENT OPERATIONS

     Our management fee revenue increased 23.5% to $593.9 million for the nine months ended September 30, 2002, from $480.8 million for the same period in 2001.

     The direct written premium of the Property and Casualty Group upon which our management fee revenue is calculated grew 23.5% to $2,375.6 million during the first nine months of 2002, from $1,923.2 million for the same period in 2001. Increases in average premium per policy, improvements in new policy growth and continuing favorable policy retention rates were all contributing factors in the growth of direct written premium.

     The average premium per policy increased 9.5% to $877 for the rolling twelve months ended September 30, 2002, from $801 for the same period ended September 30, 2001. In private passenger automobile, which accounted for 53.1% of the direct written premiums of the Property and Casualty Group and over 1.5 million policies in force, the average premium per policy increased 7.2% to $1,023 for the rolling twelve months ended September 30, 2002, from $954 during the same period ended September 30, 2001.

     Continued growth in the number of new policies also drove the gains experienced in the Property and Casualty Group's direct written premium. Personal lines new business premium grew 45.3% for the first nine months of 2002 to $270.6 million, from $186.2 million, while commercial lines new premium grew 56.8% to $164.6 million, from $104.9 million, during the same period in 2001. Policies in force increased at an annualized rate of 11.9% to 3,411,953 at September 30, 2002, from 3,048,808 at September 30, 2001.

     Policy retention remained strong at 91.1% and 90.9% for the periods ended September 30, 2002 and 2001, respectively, for all lines of business combined.

     Changes in the management fee rate can affect our revenue and net income significantly. If our board of directors had reduced the management fee rate 1% (from 25% to 24%) for the nine-month periods ended September 30, 2002 and 2001, the decrease would have resulted in a reduction of our management fee revenue of $23.8 million and $19.2 million, respectively. The net income per share impact would have been a reduction of $0.22 and $0.18 for the nine-month periods ended September 30, 2002 and 2001, respectively. The board of directors voted to reduce the management fee rate from 25% to 24% for 2003 at its December 10, 2002 meeting.

     Service agreement revenue decreased by 19.8% to $16.3 million for the nine months ended September 30, 2002, from $20.3 million for the same period in 2001. Service agreement revenue includes service charges the Company collects from policyholders for providing extended payment plans on policies written by the Property and Casualty Group. During the third quarter of 2002, the Company determined service charges were incorrectly being recognized in full as billing installments were created at the time of policy issuance instead of at the time the billings were rendered. The Company recorded a one-time adjustment reducing service charge income by $7.4 million. The effect on 2002 net income per share after taxes and other adjustments was $.06 per share. The Company did not restate prior period financial statements because the Company believes this adjustment is not material to the trend of earnings for the Company nor any related financial statement amount.

     Service agreement revenue also includes service income received from the Exchange as compensation for the management and administration of voluntary assumed reinsurance from non-affiliated insurers. These fees totaled $9.6 million and $8.3 million for the nine months ended September 30, 2002 and 2001 on net voluntary assumed reinsurance premiums of $137.1 million and $118.7 million, respectively. During the 2002 reinsurance renewal season, the Exchange obtained significant price increases on treaties it renewed. In addition, the Exchange reduced its aggregate exposure in non-affiliated assumed voluntary reinsurance by non-renewing unprofitable business, generally excluding terrorism coverage and restricting its exposure on certain types of risks. These factors impact the level of service income received from the Exchange since this fee is based on a percentage of non-affiliated assumed reinsurance premiums.

     The cost of management operations increased 20.4% for the first nine months of 2002 to $421.1 million, from $349.8 million during the same period in 2001. Commissions to independent agents are the largest component of the cost of management operations, and include scheduled commissions earned by independent agents on premiums written, as well as promotional incentives for agents and agent contingency awards. Commission costs totaled $302.6 million for the first nine months of 2002, a 23.9% increase over the $244.1 million reported in the same period of 2001. Growth in commission costs was slightly greater than the growth in direct premium written in the first nine months of 2002, primarily due to increased accelerated commissions as well as an accrual for a promotional incentive contest for agents that will run through 2002.

     Accelerated commissions are offered to newly recruited agents in addition to normal commission schedules. For the nine months ended September 30, 2002, additional charges for accelerated commission costs totaled $6.8 million, compared to $5.0 million for the same period one year ago due to an increase in the number of agents. For the nine months ended September 30, 2002, the accrual recorded for a sales incentive contest was $1.8 million. There was no similar sales contest in 2001.

     The cost of management operations, excluding commission costs, increased 12.2% for the nine months ended September 30, 2002 to $118.5 million, from $105.6 million for the same period in 2001. These costs include amounts related to information technology hardware and infrastructure from the eCommerce initiative launched in September 2001. For the first nine months of 2002, these costs totaled $2.5 million, compared to $0.5 million in the same period in 2001.

     Personnel costs also increased as employment grew by 8.4%, driven by strong policy sales growth. In addition, temporary labor costs were incurred to assist with a company-wide rollout of personal computers. As a result, salaries, wages, benefits and payroll taxes for the first nine months of 2002 increased 10.2% to $68.8 million, from $62.5 million for the same period in 2001.

     Our gross margin from management operations (net revenue divided by total revenue) increased to 31.0% in the first nine months of 2002, compared to the gross margin of 30.2% reported in the same period of 2001.

     ANALYSIS OF INSURANCE UNDERWRITING OPERATIONS

     The underwriting loss from the insurance underwriting operations of Erie Insurance Company and Erie Insurance Company of New York, which together assume a 5.5% share of the direct and non-affiliate assumed underwriting results of the Property and Casualty Group under the intercompany pooling arrangement, was $16.0 million during the first nine months of 2002 compared to an underwriting loss of $15.9 million during the same period in 2001. Losses of $4.4 million resulting from spring storm-related catastrophes were partly responsible for the underwriting loss in 2002. The per share impact, after federal income taxes, was about $0.04 per share for the first nine months of 2002. The underwriting results for the first nine months of 2002 also reflect increased underwriting expenses related to the eCommerce technology program and assigned risk buyout program costs. In addition, our share of catastrophe losses was $5.4 million for the nine months ended September 30, 2002, compared to $1.5 million for the same period in 2001.

     Our insurance subsidiaries' share of the Property and Casualty Group's direct business generated net underwriting losses was $16.4 million and $8.7 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in the underwriting loss of $7.7 million was primarily attributable to two factors: (i) increased incurred underwriting losses of $5.4 million resulting from catastrophes in our underwriting territories and increased loss severity and (ii) increased underwriting expenses related to the eCommerce technology initiatives, which amounted to $3.0 million, and to the assigned risk buyout program costs, which amounted to $0.8 million. The firming of automobile insurance pricing in 2001 by the industry in response to deteriorating loss cost trends allowed the Property and Casualty Group to begin raising automobile insurance prices in order to improve underwriting profitability. The Property and Casualty Group only writes one-year policies; therefore, rate increases take 24 months to be reflected fully in earned premium because it takes 12 months to implement the rate increase as to all policyholders and 12 months thereafter to earn fully the increased premiums.

     In late 2001, we took measures to improve the underwriting results from our non-affiliated voluntary assumed reinsurance book of business. The effect of these measures was to lower the Property and Casualty Group's exposure to loss by excluding terrorism coverage on certain contracts, not renewing unprofitable contracts and, at the same time, raising pricing substantially. Pricing in the reinsurance marketplace has firmed considerably since the World Trade Center terrorist attack and we have obtained significant price increases in our 2002 contract renewals.

     Our insurance subsidiaries' share of the Property and Casualty Group's unaffiliated voluntary net assumed reinsurance business generated net underwriting income of $0.5 million and a net underwriting loss of $7.2 million in the first nine months of 2002 and 2001, respectively. The 2001 losses include the Company's 5.5% share of the Property and Casualty Group's estimated incurred losses from the terrorist attack on the World Trade Center. These losses, net of recoveries under the excess of loss agreement with the Exchange, totaled $5.8 million. There was no additional reserve development in 2002 relating to our insurance subsidiaries' 5.5% share of the Property and Casualty Group's estimated incurred reinsurance loss of $150 million from the World Trade Center terrorist attack. Through September 30, 2002, loss payments made by the Property and Casualty Group related to the terrorist attack have totaled $35.6 million with an additional $114.4 million established as reserves for case and incurred but not reported claims. Incurred but not reported claims are claims for indemnity against losses that have been incurred by an insurer or reinsurer that have not yet been reported to the insurer or reinsurer and include future developments on losses that have been reported to the insurer or reinsurer.

     A dispute concerning whether the World Trade Center terrorist attack should be considered one or two insurable events is currently being litigated. The Property and Casualty Group's $150 million estimated incurred loss, which was recorded in the third quarter of 2001, assumes that the World Trade Center terrorist attack will continue to be considered one event. If the attack is considered as two events, the total potential exposure for the Property and Casualty Group would increase between $50 million and $75 million. The effect on us, as a result, would be an additional loss of between $2.7 million and $4.1 million out of this amount. Taking into consideration the excess of loss reinsurance agreement, the net impact of such potential additional losses would be minimal to our results of operations or financial condition.

     An all-lines aggregate excess of loss reinsurance agreement with the Exchange limits the ultimate net losses of Erie Insurance Company and Erie Insurance Company of New York. Under the reinsurance agreement, once Erie Insurance Company and Erie Insurance Company of New York sustain ultimate net losses and allocated loss expenses in an accident year that exceed an amount equal to 72.5% of Erie Insurance Company's and Erie Insurance Company of New York's net premiums earned, the Exchange will be liable for 95% of the amount of such excess up to, but not exceeding, an amount equal to 95% of 15% of Erie Insurance Company's and Erie Insurance Company of New York's net premium earned. Erie Insurance Company and Erie Insurance Company of New York retain the remaining 5% of such layer as well as ultimate net losses and allocated loss expenses in excess of 87.5% of Erie Insurance Company's and Erie Insurance Company of New York's net premiums earned. Erie Insurance Company and Erie Insurance Company of New York pay a premium to the Exchange equal to 1.01% of their net premium earned, subject to a minimum premium of $800,000 for each annual period. Net premiums means gross premiums net of reinsurance premiums. The premium paid to the Exchange for the agreement totaled $1.4 million for each of the nine-month periods ended September 30, 2002 and 2001. Recoveries during the first nine months of 2002 amounted to $2.0 million, compared to recoveries of $3.1 million for the same period one year ago. No cash payments have been made between the companies in 2002 for recoveries under this agreement since the recoveries are recorded based on reserved but not yet paid losses.

     During 2001, we and the Property and Casualty Group entered into a cost-sharing agreement for information technology development. This agreement describes how member companies of the Property and Casualty Group will share the costs to be incurred for the development of new customer relationship management and Internet-enabled property and casualty policy administration systems. This agreement provides that the application development costs and the related enabling technology costs, such as technical infrastructure and architectural tools, will be shared among the property and casualty insurance companies in a manner consistent with the sharing of insurance transactions under the existing intercompany pooling arrangement. These technology costs are included in the Property and Casualty Group's policy acquisition and other underwriting expenses. Our share of eCommerce initiative expenses covered under the cost sharing agreement amounted to $3.0 million and $0.6 million for the nine-month periods ended September 30, 2002 and 2001, respectively. These shared costs will continue to be incurred in future periods as the program proceeds.

     As part of the eCommerce initiative, a significant portion of Erie Insurance Group's information technology staff have been deployed to work on the eCommerce program. As such, certain personnel costs are currently being allocated to the Property and Casualty Group as part of the eCommerce project. However, once the eCommerce program is completed, some of these personnel costs will again be included in our cost of management operations. Approximately 60 full time equivalent staff, or 15% of the Erie Insurance Group information technology staff, are currently deployed to work on the eCommerce program. We expect the cost of operations to increase by as much as $8.0 million per year when the staff is reassigned to non-eCommerce tasks.

     The Property and Casualty Group experienced an increase in costs associated with assigned risk buyout programs during the first nine months of 2002. Under a buyout program, one insurer pays another insurer to assume the first insurer's obligations to participate in a state-mandated involuntary coverage program, such as an assigned risk plan, for those who are unable to obtain automobile insurance in the voluntary market because of underwriting considerations. Our share of these costs in the first nine months of 2002 were $0.8 million, compared to $0.2 million for the same period in 2001. The buyout programs consist of Limited Assignment Distribution ("LAD") agreements, which cover personal automobile risks, and Commercial Limited Assignment Distribution ("CLAD") agreements, which cover commercial automobile risks. The Property and Casualty Group has a CLAD program in Pennsylvania and both LAD and CLAD programs in New York, Illinois, Virginia, West Virginia and Tennessee. These programs provide that a servicing carrier perform all administrative functions relative to the assigned risk policies, including collecting premiums and making payments for losses and loss adjustment expenses. The Property and Casualty Group makes payments to the servicing carrier, which includes an administrative fee, as well as a fee for rate inadequacy costs above the collected premium.

     The increase in LAD/CLAD expense is almost exclusively attributable to the buy-out program in the State of New York, which had costs of $0.8 million, compared to $0.2 million during the first nine months of 2002 and 2001, respectively. The rise in costs in New York State is the result of significant increases in both the population of assigned risk policies and the deteriorating rate adequacy of the New York State residual market. A residual market consists of consumers who are unable to purchase insurance in the voluntary market due to a variety of factors. In addition, the Property and Casualty Group's market share in the state has increased, resulting in additional assigned risk policies being allocated to the Property and Casualty Group.

     The combined ratio computed under GAAP for our property and casualty insurance underwriting operations was 113.3% and 115.8% for the nine months ended September 30, 2002 and 2001, respectively. The GAAP combined ratio represents the ratio of loss, loss adjustment, acquisition and other underwriting expenses and dividends incurred to premiums earned. The 2002 ratio was affected by 2.5 combined ratio points related to eCommerce expenses and by 4.5 combined ratio points related to catastrophe losses and increased loss severity in the first nine months of 2002. The GAAP combined ratio for our property/casualty operations, excluding eCommerce costs and catastrophe losses, was 106.3% for the nine months ended September 30, 2002.

     ANALYSIS OF INVESTMENT OPERATIONS

     Our net revenue from investment operations is comprised of four major elements, (1) equity in earnings (losses) of Erie Family Life Insurance Company;
(2) equity in the earnings (losses) of limited partnerships; (3) net realized capital gains (losses) and (4) net investment income that is comprised of interest, dividend and rental income from our invested assets less investment expenses incurred.

     Our net revenue from investment operations for the first nine months of 2002 declined 9.6% to $34.3 million, from $37.9 million in the same period of 2001. As a result of impairment charges taken in the first nine months of 2002, we realized net losses on investments of $8.6 million, compared to losses of $2.7 million in the same period of 2001. The impairment charges were for fixed maturity, non-redeemable preferred stock and common stock, which totaled $17.7 million. Net realized losses included charges related to the WorldCom Group securities totaling $5.7 million.

     For the nine months ended September 30, 2002, our net investment income increased 10.4% to $40.7 million, compared to $36.9 million for the same period one year ago. Increases in investments in taxable bonds contributed to the growth in net investment income for the first nine months of 2002. The following table compares the performance of our equities portfolio to selected indices:

                             ERIE INDEMNITY COMPANY
                              PORTFOLIO PERFORMANCE

                                                                  Two Years Ended
                                                                 September 30, 2002
                                                            (Pre-Tax Annualized Returns)
                                                            ----------------------------
ERIE INDEMNITY COMPANY:
Fixed Maturities - Corporate                                            8.43%
Fixed Maturities - Municipal                                            7.40 (1)
Preferred Stock                                                         9.42 (1)
Common Stock                                                          (27.90)

OTHER INDICES:
Lehman Brothers Global Aggregate Bond Index - Unhedged                  8.67%
S&P 500 Composite Index                                               (23.57)

--------------

(1) Returns on municipal fixed maturities and preferred stocks have tax-equivalent yields of 10.47% and 11.27%, respectively.

     Our equity in earnings of limited partnerships totaled $1.1 million and $1.3 million for the nine months ended September 30, 2002 and 2001, respectively. Private equity and fixed income limited partnerships realized losses of $2.6 million for the nine months ended September 30, 2002, compared to losses of $39,000 for the same period in 2001. Our earnings from real estate limited partnerships were $3.7 million for the nine months ended September 30, 2002, compared to earnings of $1.3 million for the same period in 2001. Our September 30, 2002 earnings included impairment charges totaling almost $1.4 million in private equity limited partnerships where we considered declines in value to be other than temporary.

     Our share of the earnings of Erie Family Life Insurance Company totaled $1.1 million during the first nine months of September 30, 2002, down from the $2.5 million recorded for the same period in 2001. The decrease in the level of earnings from our investment in Erie Family Life Insurance Company is related to impairment charges recorded on investments by Erie Family Life Insurance Company totaling $17.2 million, which resulted in net realized losses for Erie Family Life Insurance Company. Our investment in Erie Family Life Insurance Company is accounted for under the equity method of accounting.

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     FINANCIAL OVERVIEW

     Our consolidated net income in 2001 was $122.3 million, a decrease of 19.8% from net income of $152.4 million in 2000, which in turn represented an increase of 6.5% from net income of $143.1 million in 1999. Gains made in our management operations, including a 15.1% increase in management fee revenue in 2001 over 2000 and a 7.5% increase in 2000 over 1999, were outpaced by losses experienced in our insurance underwriting operations and reduced levels of income from investment operations in 2001. In 2000, gains in our management and investment operations outpaced losses experienced in our insurance underwriting operations. Our 2001 underwriting loss resulted from increased losses in the direct business of our property and casualty subsidiaries, primarily in private passenger and commercial automobile and workers' compensation insurance, as well as assumed reinsurance losses, some of which relate to the World Trade Center terrorist attack. We recognized $31.9 million in net realized losses from investments in 2001 on the sale of securities and related charges for other than temporary impairments of equity securities and limited partnerships. There were no similar impairments in 2000 or 1999. Our 2000 underwriting loss stemmed from increased losses in private passenger automobile and several commercial lines of business. Revenue from our investment operations increased 18.5% in 2000 from 1999 as our cash flows were reinvested for higher returns and our equity earnings in limited partnerships grew substantially over 1999.

     Our operating income (net income excluding realized gains/losses and related federal income taxes) increased by 1.1% in 2001, to $143.0 million from $141.4 million in 2000, and 5.9% in 2000 from $133.5 million in 1999. Operating income in 2001 reflected a third quarter after-tax charge of $3.8 million, or $0.06 per share, from the World Trade Center terrorist attack and a fourth quarter after-tax charge of $6.9 million, or almost $0.10 a share, for severance charges related to the retirement of our chief executive officer. Our operating income in 2000 reflected adverse developments on assumed reinsurance losses from the catastrophic wind storms that devastated Europe in December 1999, which resulted in a loss of $1.4 million, or $0.01 per share, after federal income taxes.

     ANALYSIS OF MANAGEMENT OPERATIONS

     Our income from management operations rose 16.3% to $184.6 million in 2001 from $158.7 million in 2000 and 6.9% in 2000 from $148.5 million in 1999. Gross margins from management operations were 27.9% in 2001 compared to gross margins of 27.6% in 2000 and 28.1% in 1999.

     Our management fee revenue rose $83.3 million, or 15.1%, to $635.0 million in 2001 from $551.6 million in 2000 and $38.3 million, or 7.5%, in 2000 from $513.4 million in 1999. The direct and affiliated assumed premiums of the Exchange grew 15.1% in 2001 to $2,539.9 million from $2,206.6 million in 2000 and grew by 7.5% in 2000 from $2,053.5 million in 1999. Increases in average premium per policy, improvements in new policy growth and favorable policy retention rates were all contributing factors in the growth. Firming pricing in 2001 for commercial and personal insurance allowed the Property and Casualty Group to price its products more favorably while maintaining their competitive advantage in the marketplace. The year-to-year growth rate of direct written premium in the fourth quarter was 18.9%, up from 14.8% growth in the third quarter, 14.0% growth in the second quarter and 12.8% growth in the first quarter of 2001.

     The Property and Casualty Group's average premium per policy increased 6.1% to $817 in 2001 from $770 in 2000, and 0.9% in 2000 from $763 in 1999. For private passenger automobile (which accounted for 54.6% of the direct written premiums of the Property and Casualty Group during 2001 with over 1.4 million policies in force), the average premium per policy increased 3.1% to $967 in 2001 from $938 in 2000, and decreased 1.6% in 2000 from $954 in 1999.

     Continued improvement in new policy growth also drove the gains experienced in the Property and Casualty Group's direct written premiums. Policies in force increased 8.5% to 3.1 million in 2001 from 2.9 million in 2000, and 6.5% in 2000, from 2.7 million in 1999. Policy retention of the Property and Casualty Group remained strong at 90.9%, 91.0% and 90.5% during 2001, 2000 and 1999, respectively, for all lines of business combined.

     Changes in the management fee rate can affect our revenue and net income significantly. If our board of directors had decreased the management fee rate 1% (from 25% to 24%) for 2001, 2000 and 1999, the decrease would have resulted in a reduction of our management fee revenues of $25.4 million, $22.1 million and $20.5 million, respectively, and a per share reduction in net income of $0.23, $0.20 and $0.18, respectively. At our December 2001 board of directors meeting, the board voted to maintain the management fee rate at 25% for 2002.

     Our service agreement revenue grew 20.2% to $27.2 million in 2001 from $22.7 million in 2000, and 46.8% in 2000 from $15.4 million in 1999. Service agreement revenue earned for the management and administration of the Exchange's voluntary assumed reinsurance from non-affiliated insurers, totaled $11.3 million, $10.1 million and $8.2 million on net voluntary assumed reinsurance premiums of $160.7 million, $145.0 million and $116.6 million for 2001, 2000 and 1999, respectively.

     Service charges we collect from policyholders who pay premiums in installments on policies written by the Property and Casualty Group amounted to $16.0 million, $12.5 million and $7.3 million in 2001, 2000 and 1999, respectively. The 2001 and 2000 growth was positively affected by service charge increases from $2 to $3 per installment for policies renewing in most states beginning in the second quarter of 2000.

     The cost of management operations rose 14.9% to $477.6 million in 2001, from $415.6 million in 2000, and 9.3% in 2000 from $380.3 million in 1999. Commissions to independent agents, which are the largest component of the cost of management operations, include scheduled commissions earned by independent agents on premiums written, as well as promotional incentives for agents and agent contingency awards. Agent contingency awards are based upon a three-year average of the underwriting profitability of the direct business written and serviced within the Property and Casualty Group by the independent agent. The estimate for the agent contingency awards is modeled on a monthly basis using the two prior years' actual underwriting data by agency combined with the current year to date actual data. The Company uses projected underwriting data for the remainder of the current year in order to model the 36-month underwriting results by agency. Commission costs rose 14.3% to $323.1 million in 2001, from $282.7 million in 2000, and 7.5% in 2000 from $263.1 million in 1999.
Commission costs grew at a slower rate relative to the growth in direct premiums written in 2001 as a result of lower accruals for agent contingency awards compared to 2000. The provision for agent contingency awards totaled $15.7 million, $18.3 million and $19.9 million in 2001, 2000 and 1999, respectively. Commission costs, excluding agent contingency awards, increased 16.2% in 2001 compared to 2000, and 9.0% in 2000 compared to 1999, which is in line with the increase in direct written premiums.

     Cost of our management operations, excluding commission costs, increased 16.4% in 2001 to $154.6 million, from $132.8 million in 2000, and increased 13.3% in 2000 from $117.2 million in 1999, due primarily to increases in personnel costs. Our personnel costs totaled

$94.4 million, $79.3 million and $69.5 million in 2001, 2000 and 1999, respectively. A portion of the 2001 increase in personnel costs resulted from recognition of the severance obligation related to the retirement of our president and chief executive officer on January 18, 2002. We recorded a severance charge in the fourth quarter 2001 of $10.7 million. Personnel costs, excluding the severance charge, rose 5.5% in 2001 due to increases in employee pay rates and staffing levels. Increases in 2000 over 1999 were attributable to pay rate increases and the introduction of an incentive compensation program for branch sales employees.

     During 2001, we also incurred information technology infrastructure expenditures related to the eCommerce program that were not subject to the cost-sharing agreement for information technology. These eCommerce program costs were included in the cost of management operations and totaled $1.6 million in 2001.

     ANALYSIS OF INSURANCE UNDERWRITING OPERATIONS

     We recorded underwriting losses of $20.5 million, $10.4 million and $3.5 million in 2001, 2000 and 1999, respectively. The underwriting results in 2001 reflect higher losses experienced in private passenger automobile, and commercial automobile and workers' compensation lines of business, as well as losses from assumed reinsurance.

     Premiums earned increased 11.3% to $137.6 million in 2001, from $123.7 million in 2000, and 5.5% in 2000 from $117.2 million in 1999. The average premium per policy of the Property and Casualty Group was $817, $770 and $763 in 2001, 2000 and 1999, respectively. Losses and loss adjustment expenses incurred increased 17.7%, to $117.2 million in 2001 from $99.6 million in 2000, and 13.5% in 2000 from $87.7 million in 1999.

     Our property and casualty insurance subsidiaries' share of the Property and Casualty Group's direct business generated net underwriting losses of $16.4 million, $6.1 million and $0.5 million in 2001, 2000 and 1999, respectively. In 2001, the Property and Casualty Group continued to experience a decrease in loss frequency, although loss severity continued to rise. The higher loss costs in 2001 also include adverse development of prior accident year losses amounting to $5.9 million, net of reinsurance recoveries. In 1998 and 1999, the Property and Casualty Group lowered prices in the private passenger automobile lines of insurance in response to extremely competitive market conditions and improving loss trends in automobile insurance. The firming of automobile pricing in 2001 by the industry in response to deteriorating loss cost trends allowed the Property and Casualty Group to begin raising automobile insurance prices in order to improve underwriting profitability. Because all policies issued by the Property and Casualty Group are for a one-year term, it will take 24 months before the full impact of 2001 rate increases are recognized in earned premiums of Erie Insurance Group.

     Our insurance subsidiaries' unaffiliated voluntary assumed reinsurance business generated net underwriting losses of $4.1 million, $4.3 million and $3.0 million in 2001, 2000 and 1999, respectively. Our 5.5% share of the Property and Casualty Group's estimated incurred reinsurance losses of $150 million from the World Trade Center terrorist attack contributed to the increased loss in 2001. Our share of these losses totaled $8.3 million in 2001.

     During 2001, our property and casualty insurance subsidiaries, Erie Insurance Company and Erie Insurance Company of New York, recorded $7.2 million in reinsurance recoveries under the excess of loss reinsurance agreement with the Exchange. Of the total recoveries in 2001, $6.5 million related to accident year 2001, including the losses related to the World Trade Center terrorist attack, with the balance pertaining to the 1999 accident year. The total recoverable reduced our loss and loss adjustment expenses in 2001. No cash payments were made between the companies in 2001 for these recoveries since the recoveries were recorded based on reserved but yet unpaid losses. No such recoveries were recognized in calendar years 2000 or 1999.

     Under the cost sharing agreement for information technology development, our policy acquisition and other underwriting expenses include our property and casualty insurance subsidiaries' share of costs related to the eCommerce initiative totaling $1.3 million for 2001. No such costs were incurred in 2000 or 1999.

     The 2001 combined ratio for our property and casualty insurance underwriting operations calculated under GAAP was 114.9%, compared to 108.4% in 2000 and 103.0% in 1999. During 2001, 2000 and 1999, the Company's share of catastrophe losses from direct business amounted to $1.6 million, $2.1 million and $4.4 million, respectively. The GAAP combined ratio for 2001, 2000 and 1999, excluding catastrophe losses on direct business, was 113.7, 106.7 and 99.3, respectively.

     During 2001, we received notification of the insolvency of the Reliance Insurance Group. As a result, the Property and Casualty Group companies recorded an estimated assessment of $36.8 million, before consideration of potential premium tax recoveries of $5.9 million. Our share of this assessment was $1.7 million and was recorded in the policy acquisition and other underwriting expenses during the fourth quarter of 2001. This estimate was based upon preliminary data relating to this insolvency and is subject to change as more information becomes available.

     ANALYSIS OF INVESTMENT OPERATIONS

     Our net revenue from investment operations in 2001 decreased by 75.2% to $18.8 million, compared to $75.6 million in 2000, compared to an increase of 18.5% in 2000 from $63.8 million in 1999. In 2001, the equity markets declined and recovery was further slowed by the World Trade Center terrorist attack. As a result, we experienced declines in value in our investment portfolios over the past year. Net realized losses totaled $31.9 million in 2001 compared to realized gains of $17.0 million in 2000 and $14.7 million in 1999. We recognized realized losses in 2001 as a result of the sale of securities and charges for other than temporary impairments of preferred stock and limited partnerships. The sale of investments in a loss position in 2001 was part of a proactive year-end tax selling strategy. Included in the 2001 realized loss was $4.5 million related to sales of securities of Enron Corporation and its related legal entities. The period of time that various securities held by the Company had been continuously in an unrealized loss position varied. The table below lists the quarter in which any equity securities sold during the fourth quarter of 2001 were first in an unrealized loss position of any amount:

                             ERIE INDEMNITY COMPANY
          QUARTER WHEN EQUITY ISSUES SOLD IN THE FOURTH QUARTER OF 2001
                     WERE FIRST IN UNREALIZED LOSS POSITION

                                                                     Number
                    Quarter                                        of Issues
              ------------------                                   ---------
              Third Quarter 2001                                       12
              Second Quarter 2001                                      15
              First Quarter 2001                                       16

              Fourth Quarter 2000                                      12
              Third Quarter 2000                                        5
              Second Quarter 2000                                       2
              First Quarter 2000                                        6

              Fourth Quarter 1999                                       3
              Third Quarter 1999                                        3
              Second Quarter 1999                                       1
              First Quarter 1999                                       --

              Fourth Quarter 1998                                       1
              Third Quarter 1998                                        1


         Impairment charges of investments with declines in value considered by management to be other than temporary totaled $12.1 million in 2001, including charges of $5.7 million in the third quarter of 2001 and $6.4 million in the fourth quarter of 2001. Additionally, $1.3 million of impairment charges were incurred in the fourth quarter of 2000. There were no such impairment charges recorded in 1999. See "Business -- Investments" beginning on page 79 for a description of the Company's impairment policy for equity securities.


         Net investment income rose 3.1% to $49.9 million in 2001 and 11.7% to $48.4 million in 2000 from $43.3 million in 1999. The growth in investment income for 2001, 2000 and 1999 was offset by cash outflows we used to repurchase $93.4 million of our Class A common stock through December 31, 2001.

         Our equity in losses of limited partnerships were $7,000 in 2001, compared to earnings of $4.7 million and $0.6 million in 2000 and 1999, respectively. Private equity and fixed income limited partnerships investments we held realized losses of $1.4 million in 2001 compared to earnings of $2.8 million in 2000 and losses of $0.3 million in 1999. Earnings on our real estate limited partnerships were $1.4 million in 2001, compared to $1.9 million in 2000 and $0.9 million in 1999.

         Our share of the earnings of Erie Family Life Insurance Company totaled $0.8 million in 2001, down from $5.5 million in 2000 and $5.0 million in 1999. The decrease in level of earnings from our investment in Erie Family Life Insurance Company is related to Erie Family Life Insurance Company's sales of investments in 2001 resulting in net realized losses on that company's statement of operations.

                               FINANCIAL CONDITION

SEPTEMBER 30, 2002 AND 2001

         At September 30, 2002 and 2001, our investment portfolio of investment-grade bonds, common stock, preferred stock and cash and cash equivalents totaled $889 million and $792 million, respectively, representing 40.6% and 41.7% of our total assets.

         At September 30, 2002 and 2001, the carrying value of our fixed maturity investments represented 70.0% and 65.1%, respectively, of our total invested assets. Our fixed maturity investments consisted of 97.6% and 96.1% of high-quality marketable bonds and redeemable preferred stock, all of which were rated at investment-grade levels (above Ba/BB), at September 30, 2002 and 2001, respectively. Included in this investment-grade category at September 30, 2002 were $244 million, or 37.8%, and at September 30, 2001 were $224 million, or 41.3%, respectively, of the highest quality bonds and redeemable preferred stock rated Aaa/AAA or Aa/AA or bonds issued by the United States government.

         At September 30, 2002, the net unrealized gain on fixed maturities, net of deferred taxes, amounted to $16.8 million, compared to $13.5 million at September 30, 2001.

         At September 30, 2002 and 2001, equity securities held by the Company included net unrealized gains of $10.5 million and $2.6 million, respectively, net of deferred taxes.

         At September 30, 2002, our limited partnership investments increased to $89.0 million from $77.5 million at September 30, 2001. Fixed income and real estate limited partnerships comprised 42.1% and 31.8% of the total limited partnerships at September 30, 2002 and 2001, respectively, while private equity limited partnerships comprised 57.9% and 68.2%, respectively.

DECEMBER 31, 2001, 2000 AND 1999

         At December 31, 2001, 2000 and 1999, our investment portfolio of investment-grade bonds, common stock, preferred stock and cash and cash equivalents totaled $824.6 million, $758.4 million and $714.5 million respectively, representing 42.6%, 46.1% and 47.1%, respectively, of our total assets.

         At December 31, 2001, 2000 and 1999, the carrying value of our fixed maturity investments represented 66.6%, 65.6% and 64.9% of our total invested assets, respectively.

         Our fixed maturity investments consisted 96.9%, 96.9% and 97.9% of high-quality, marketable bonds and redeemable preferred stock, all of which were rated at investment-grade levels (above Ba/BB), at December 31, 2001, 2000 and 1999, respectively. Included in this investment-grade category at December 31, 2001 were $230.2 million, or 41.1%, at December 31, 2000, $220.8 million or 41.5%, and at December 31, 1999, $225.7 million or 46.5%, of the highest quality bonds and redeemable preferred stock rated Aaa/AAA or Aa/AA or bonds issued by the United States government.

         At December 31, 2001, the net unrealized gain on fixed maturities, net of deferred taxes, amounted to $10.7 million, compared to $4.8 million at December 31, 2000 and a net realized loss of $2.5 million at December 31, 1999.

         At December 31, 2001, 2000 and 1999, equity securities held by the Company included net unrealized gains of $22.1 million, $12.7 million and $28.5 million, respectively, net of deferred taxes.

         During 2001, limited partnership investments increased to $81.6 million from $68.2 million at December 31, 2000 and $39.1 million at December 31, 1999. Fixed income and real estate limited partnerships, which comprised 34.5%, 28.6% and 49.9% of the total limited partnerships at December 31, 2001, 2000 and 1999, respectively, produced a predictable earnings stream while private equity limited partnerships, which comprised 65.5%, 71.4% and 50.1% of the total limited partnerships, tend to provide a less predictable earnings stream but the potential for greater long-term returns.

COVERED LOSSES AND LOSS RESERVES

         Loss reserves are set at full expected cost, except for loss reserves for workers' compensation that were discounted at 2.5% in 2001 and 2000. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results.

         The Property and Casualty Group is exposed to new claims on files previously closed (e.g., covered losses not detected during original claim settlement) and to larger than historical settlements (due to changes in law, precedent or underlying inflation) on pending and unreported claims. We are exposed to increased losses by virtue of our 5.5% participation in the intercompany reinsurance pooling arrangement with the Exchange.

         Adverse development of losses from prior accident years results in higher calendar year loss ratios and reduced calendar year underwriting results. To the extent prior year reserve deficiencies are indicative of deteriorating underlying loss trends and are material, the Property and Casualty Group's pricing of affected lines of business would be increased to the extent permitted by state departments of insurance. Management also reviews trends in loss developments in order to determine if adjustments, such as reserve strengthening, are appropriate. Any adjustments considered necessary are reflected in current results of operations.

         The Property and Casualty Group's $150 million loss estimate anticipates that the World Trade Center terrorist attack is considered one event. If the attack comes to be considered two events, the total potential exposure for the Property and Casualty Group would increase between $50 million and $75 million. The effect on the Company, as a result, would be additional losses between $2.7 million and $4.1 million. Taking into consideration the excess of loss reinsurance agreement, the net impact of such potential additional losses to us would be minimal.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to the impact of interest rate changes, changes in market values of investments and to credit risk.

         In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in interest rates, fluctuations in the value of the fair market value of its debt and equity securities and credit risk. The Company seeks to mitigate these risks by various actions described below.

INTEREST RATE RISK

         The Company's exposure to market risk for a change in interest rates is concentrated in the investment portfolio. The Company monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are monitored regularly. Generally, the Company does not hedge its exposure to interest rate risk because it has the capacity to, and does, hold fixed maturity investments to maturity.

         Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

                             ERIE INDEMNITY COMPANY

              PRINCIPAL CASH FLOWS/WEIGHTED AVERAGE INTEREST RATES


(amounts in thousands)                                    As of December 31, 2001
                                              -----------------------------------------------
                                                                            Weighted-average
                                              Principal cash flows            interest rate
                                              --------------------          ----------------
FIXED MATURITIES:
           2002                                    $ 37,245                        6.5%
           2003                                      35,245                        6.5
           2004                                      37,978                        7.0
           2005                                      49,515                        6.3
           2006                                      55,340                        6.5
           Thereafter                              $330,872                        7.5
                                                   --------
           Total                                   $546,195
                                                   ========
           Market Value                            $574,874
                                                   ========

FIXED MATURITIES AND SHORT-TERM BONDS:
           2002                                    $ 54,677                        6.5%
           2003                                      55,203                        6.6
           2004                                      49,720                        6.7
           2005                                      47,852                        7.0
           2006                                      59,775                        6.5
           Thereafter                              $289,077                        7.2
                                                   --------
           Total                                   $556,304
                                                   ========
           Market Value                            $561,502
                                                   ========

         The following pro forma information is presented assuming a 100 basis point increase in interest rates at December 31 of each year, and reflects the estimated effect on the fair value of the Company's fixed maturity investment portfolio. The Company used the modified duration of its fixed maturity investment portfolio to model the pro forma effect of a change in interest rates at December 31, 2001 and 2000.

                             ERIE INDEMNITY COMPANY

                FIXED MATURITY INTEREST RATE SENSITIVITY ANALYSIS

(amounts in thousands)                              As of December 31,
                                          -------------------------------------
                                               2001                 2000
                                             -------               ------
Market value                                 574,874               561,502
Change in market value (1)                   (24,145)              (22,460)
Pro forma market value                       550,729               539,042
Modified duration (2)                            4.2                   4.0

----------------
(1) The change in market value is calculated by taking the negative of the product obtained by multiplying (i) modified duration by (ii) change in interest rates by (iii) market value of the portfolio.
(2) Modified duration is a measure of a portfolio's sensitivity to changes in interest rates. It is interpreted as the approximate percentage change in the market value of a portfolio for a certain basis point change in interest rates.

EQUITY PRICE RISK

         The Company's portfolio of marketable equity securities, which is carried on the Consolidated Statements of Financial Position at estimated fair value, has exposure to price risk, the risk of potential loss in estimated fair value resulting from an adverse change in prices. The Company's objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities.

         Portfolio characteristics are analyzed regularly, and market risk is actively managed through a variety of techniques. Portfolio holdings are diversified across industries; concentrations in any one company or industry are limited by parameters established by management and the Company's board of directors. The Company's marketable equity security portfolio is well diversified among primarily actively traded mid- to large-cap stocks. The value of the Company's marketable equity portfolio generally moves with the broad market indices such as the S&P 500. If market prices were to decrease by 10%, the fair value of the Company's marketable equity securities would have had a corresponding decrease of approximately $19 million at December 31, 2001 compared to approximately $20 million at December 31, 2000.

         The Company's portfolio of limited partnership investments has exposure to market risks, primarily relating to the viability of the various entities in which they invested. These investments consist primarily of equity investments in small and medium sized companies, and in real estate. These investments involve risk related to changes in the equity and real estate markets. The market value of these limited partnership investments equaled 10% of total invested assets. We actively manage these risks in a variety of ways. These limited partnership investments are diversified to avoid concentration in a particular industry. We perform extensive research, including consideration of the identity of other potential investors, prior to investment in these partnerships.

CREDIT RISK

         The Company's objective is to earn competitive returns by investing in a diversified portfolio of securities. The Company's portfolios of fixed maturity securities, mortgage loans and, to a lesser extent, short-term investments are subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. The Company manages this risk by performing up front underwriting analysis and through regular reviews by the Company's investment staff. The fixed maturity investments are also maintained between minimum and maximum percentages of invested assets.

         The Company's results of operations are directly related to the financial strength of the Exchange. Credit risks related to the receivables from the Exchange are evaluated monthly. Since the Company's inception, it has collected its other receivables from the Exchange in a timely manner (generally within 120 days). Other receivables include amounts due for the management fee and costs paid by the Company on behalf of the Exchange. Other receivables from the Exchange equaled 8.7% and 7.7% of total Company assets as of September 30, 2002 and December 31, 2001, respectively. An additional receivable from the Exchange as relates to reinsurance recoverable, amounted to $570.1 million and $491.1 million at September 30, 2002 and December 31, 2001, respectively, or 26.0% and 25.4% of assets, respectively. This receivable relates primarily to unpaid losses ceded to the Exchange as part of the pooling agreement between the Exchange and the Company's property and casualty subsidiaries. The Company collects its reinsurance recoverable receivable generally within 30 days of actual settlement of losses. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. A contingent liability exists with respect to reinsurance receivables from the Exchange in the event the Exchange would be unable to meet its obligations under its reinsurance agreement with the Exchange. The aggregate of these receivables from the Exchange at September 30, 2002 and December 31, 2001 equaled $761.3 million and $640.7 million, respectively, or 34.7% and 33.1%, respectively, of the Company's total assets. Because of the Company's attorney-in-fact agreements with the subscribers to the Exchange and its pooling agreement with the Exchange, the Company's existence and performance is dependent on the existence and financial stability of the Exchange.

                         LIQUIDITY AND CAPITAL RESOURCES

         Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs as they arise. Our major sources of funds from operations are the net cash flow generated from management operations, the net cash flow from our property and casualty insurance subsidiaries' 5.5% participation in the underwriting results of the Property and Casualty Group and investment income from affiliated and nonaffiliated investments.

         We generate sufficient net positive cash flow from our operations to fund our commitments and build our investment portfolio, thereby increasing future investment returns. We maintain a high degree of liquidity in our investment portfolio in the form of readily marketable fixed maturities, equity securities and short-term investments. Net cash flows provided by operating activities in 2001, 2000 and 1999, were $148.6 million, $130.6 million and $137.0 million, respectively.

         Management fee and other cash settlements due at December 31 from the Exchange were $147.3 million, $118.0 million and $104.3 million in 2001, 2000 and 1999, respectively. A receivable from Erie Family Life Insurance Company for cash settlements totaled $2.3 million at December 31, 2001, compared to $2.0 million at December 31, 2000 and $1.5 million at December 31, 1999. We also have a receivable due from the Exchange for reinsurance recoverable from losses and unearned premium balances ceded to the intercompany reinsurance pool.

         The reinsurance recoverable from the Exchange rose 19.2% to $491.1 million at December 31, 2001 from the $412.0 million at December 31, 2000 and 12.8% from $365.2 million at December 31, 1999. These increases are the result of corresponding increases in direct loss reserves, loss adjustment expense reserves and unearned premium reserves of the Company's property and casualty insurance subsidiaries that are ceded to the Exchange under the intercompany pooling arrangement. The increase in direct loss reserves, loss adjustment expense reserves and unearned premium reserves ceded to the Exchange is a result of a corresponding increase in direct premium written by the Company's property and casualty insurance subsidiaries. The increase in direct written premium of the subsidiaries of the Company that is ceded to the Exchange was 18.3% and 11.4% for the years ended December 31, 2001 and 2000, respectively. Total receivables from the Exchange represented 12.3% of the Exchange's assets at September 30, 2002, 9.1% at December 31, 2001, 7.6% at December 31, 2000 and 6.3% at December 31, 1999.

         We established a stock repurchase program in 1999 pursuant to which we may repurchase as much as $120 million of our Class A common stock through December 31, 2002. In 2001, 220,000 shares were repurchased at a total cost of $7.7 million. During the first nine months of 2002, 207,000 shares were repurchased at a total cost of $8.5 million. From its inception through September 30, 2002, 3,402,894 shares have been repurchased at a total cost of $101.9 million. We suspended the stock repurchase program in connection with this offering of Class A common stock because we did not believe it was appropriate to buy Class A common stock in the market while a registered offering was pending and considering the repurchase program was expiring at the end of 2002.

         Dividends declared to shareholders totaled $40.4 million, $36.2 million and $32.8 million in 2001, 2000 and 1999, respectively. There are no regulatory restrictions on the payment of dividends to our shareholders, although there are state law restrictions on the payment of dividends from our insurance subsidiaries to us.

         Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax assets and liabilities resulted in net deferred tax liabilities at December 31, 2001, 2000 and 1999 of $12.9 million, $7.2 million and $11.8 million, respectively. The primary reason for the increase in the deferred tax liability in 2001 is an increase in unrealized gains from available-for-sale securities and limited partnerships in 2001 of $18.0 million resulting in an increase in deferred tax liability of $6.3 million. Management believes it is likely that we will have sufficient taxable income in future years to realize the benefits of the gross deferred tax assets.

                                    BUSINESS

     We operate predominantly as a provider of sales, underwriting and policy issuance services to the Exchange. We also operate as a property and casualty insurer through our subsidiaries. We have served since 1925 as the attorney-in-fact for the policyholders of the Exchange. The Property and Casualty Group writes personal and commercial lines property and casualty coverages exclusively through approximately 8,000 independent agents and pool their underwriting results. The financial results of the Exchange are not consolidated with ours.

     For our services as attorney-in-fact, we charge the Exchange a management fee calculated as a percentage, limited to 25%, of the direct written premiums of the Exchange in addition to the direct written premiums of the other members of the Property and Casualty Group, all of which are initially assumed by the Exchange under the pooling agreement. Management fees accounted for approximately 78% of our revenues for the nine months ended September 30, 2002. For the first nine months of 2002, 70% of direct premiums written by the Property and Casualty Group were personal lines, while 30% were commercial lines. We also own 21.6% of the common stock of Erie Family Life Insurance Company, an affiliated life insurance company, of which the Exchange owns 53.5% and public shareholders, including our directors, own 24.9%. At September 30, 2002, we had total assets of $2.2 billion and shareholders' equity of $958 million. Our net income was $138.2 million for the nine months ended September 30, 2002 and $122.3 million for the year ended December 31, 2001.

     We believe we are the only publicly-traded attorney-in-fact for a reciprocal insurance exchange in the country. Several other private property and casualty companies, such as USAA and Farmers Insurance Group (owned by Zurich Financial Services Group), also operate as reciprocals with separate management arrangements. Our earnings are largely generated from fees based on the direct written premium of the Exchange in addition to the direct written premiums of the other members of the Property and Casualty Group. As such, we have an interest in the growth and financial condition of the Exchange.

     In addition to our interest in the growth in premium of the Exchange, our property and casualty insurance subsidiaries also participate in the underwriting results of the Exchange. Our property and casualty insurance subsidiaries share in the underwriting results of the Exchange via a pooling arrangement under which the Exchange has a 94.5% participation in the underwriting results of the Property and Casualty Group and our insurance subsidiaries, the Erie Insurance Company and the Erie Insurance Company of New York, have a 5.5% participation. As such, we have an interest in the underwriting profitability of the business written as well as the volume of premium written. The Property and Casualty Group wrote approximately $3.0 billion in premium during the twelve months ended September 30, 2002. Of the net underwriting risk for this $3.0 billion, $2.8 billion in premium, or 94.5%, is borne by the Exchange. The remaining $165 million, or 5.5%, of the net underwriting risk is borne by our property and casualty insurance subsidiaries via the pooling arrangement with the Exchange.

                              ERIE INSURANCE GROUP
                              ORGANIZATIONAL CHART


        ------------------
        | Shareholders   |
        ------------------
                 |
        -------------------
        | Erie Indemnity  |           Attorney-in-Fact             -----------------------------
        |     Company     |-----------for Policyholders------------| Erie Insurance Exchange*  |
        -------------------                                        -----------------------------
                 |                                                              |
       ---------------------------------------------           ---------------------
        |                      |                   |           |                   |
        |                      |                   |           |                   |
       100%                   100%               21.6%       53.5%                100%
        |                      |                   |           |                   |
  ------------------   -------------------      ------------------------        --------------------
  |                |   | Erie Insurance* |      |                      |        |                  |
  | Erie Insurance*|   |    Property &   |      |   Erie Family life   |        |  Flagship City*  |
  |    Company     |   |    Casualty     |      |      Insurance       |        |    Insurance     |
  |                |   |     Company     |      |       Company        |        |     Company      |
  ------------------   -------------------      ------------------------        --------------------
        |
        |
       100%
        |
        |
------------------
|                |
| Erie Insurance*|
|   Company of   |
|    New York    |
------------------

* Denotes a member of the Property and Casualty Group

     The Property and Casualty Group seeks to insure standard and preferred risks in primarily private passenger automobile, homeowners and small commercial lines, including workers' compensation policies. We believe the Property and Casualty Group has differentiated its products from standard industry products by providing additional coverages, which enhance agents' marketing efforts. The Property and Casualty Group is represented by an agency force consisting of over 1,700 independent agencies comprised of approximately 8,000 agents in 11 Midwestern, Mid-Atlantic and Southeastern states (Illinois, Indiana, Maryland, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin) and the District of Columbia. These independent agents play a significant role as underwriters and are major contributors to our success.

     We have reported increasing net operating income for 14 consecutive years. Our growth has primarily been driven by an expansion of the Property and Casualty Group's business into new territories, the appointment of new agencies, high policy and agency retention rates and, recently, increased premium rates.

     .    Since 1997, the Property and Casualty Group has entered Illinois and
     Wisconsin and expects to begin operating in Minnesota in the third quarter of 2004.

     .    In 2001, we continued the planned expansion of the Property and
     Casualty Group's independent agency force by appointing 247 agencies. Since 1997, we have increased the overall number of agencies representing the Property and Casualty Group by 60%.

     .    The Property and Casualty Group has a very stable base of
     policyholders. The Property and Casualty Group's retention rate (the percentage of existing policyholders who renew their policies) of 90.9% in 2001 compared favorably to an average of 82.6% for a core benchmark group consisting largely of regional property and casualty carriers, according to a 2001 Ward Group benchmark study.

     .    The Property and Casualty Group is achieving premium rate increases as a result of the current favorable market conditions in both commercial and personal property and casualty lines, which are generally referred to within the industry as "hard market conditions". Hard market conditions are characterized by increasing premium rates, more stringent underwriting standards and a need for additional capital in the industry. The Property and Casualty Group and the Company have benefited from these hard market conditions and for the twelve months ended September 30, 2002 experienced average premium per policy increases of 7.2% for personal automobile insurance policies, 17.6% for commercial lines policies and 9.5% across all lines. Management believes increases in premium rates are likely to continue in 2002 and 2003 because of the industry's need to improve underwriting results and to achieve adequate operating returns in light of the reduced investment yields resulting from low interest rates and poor returns in the equity markets. Premium rates approved by regulators that will be realized in the fourth quarter of 2002 and in 2003 totaled $46.9 million and $96.6 million, respectively. These premium increases were primarily related to private passenger automobile, homeowners and commercial multiple peril lines of business in the states of Pennsylvania, Ohio and West Virginia. Generally, the Company's profit margins from management operations have increased during periods of premium rate increases.

     As a result of these growth initiatives and market conditions, the Property and Casualty Group had over 3.4 million insurance policies in force as of September 30, 2002, an 11.9% increase from September 30, 2001. Personal lines policies in force grew by 11.8% during the twelve months ended September 30, 2002, while commercial lines policies increased 13.0% over the same period.

     The Erie Insurance Group built its reputation in the industry and among insurance consumers, agents and others on its commitment to be "Above all in sERvIcE(SM)". Customer satisfaction surveys independently conducted by a nationally recognized research firm have ranked the Property and Casualty Group:

     .    No. 2 for homeowners insurance in 2002 and No. 1 for homeowners insurance in 2001;

     .    No. 3 for private passenger automobile insurance in 2002 and No. 2 for private passenger automobile insurance in 2001 and 2000; and

     .    No. 1 for automobile collision repair in 2002, the first year this survey was conducted.

     Each member of the Property and Casualty Group is rated A++ (Superior) by A.M. Best, its highest financial strength rating, which was held by only 2.8% of the property and casualty insurance groups rated by A.M. Best as of July 11, 2002.

                           OUR COMPETITIVE ADVANTAGES

We believe that our competitive advantages come from:

     .    COMMITTED, LOYAL AND PRODUCTIVE INDEPENDENT AGENCY FORCE. We seek to develop long-term business relationships with high-quality independent agencies. Prior to allowing an agency to represent the Property and Casualty Group, we undertake a rigorous selection process that seeks agency principals who meet our high standards and operate their agencies in line with Erie Insurance Group's business philosophy. We believe the independent agency force has been loyal and that the Property and Casualty Group is the preferred carrier for most of the independent agencies that represent it. Average annual written premium volume per agency is approximately $1.7 million for these agencies.

     .    FOCUS ON QUALITY SERVICE. Service to the policyholder and agent has been a tradition of the Erie Insurance Group since its founding more than 77 years ago. Erie Insurance Group has consistently been recognized as a provider of quality service. Customer satisfaction surveys independently conducted by a nationally recognized research firm ranked the Property and Casualty Group No. 2 for homeowners insurance in 2002 and No. 1 in 2001, No. 3 for private passenger automobile insurance in 2002 and No. 2 in 2001 and 2000 and No. 1 for automobile collision repair in 2002, the first year that survey was conducted. The claims force is comprised predominantly of personnel trained in Erie Insurance Group's service-oriented claims settlement philosophy.

     .    COMPETITIVE PRODUCTS AND PRICING. A key to attracting a highly effective sales force of independent agents and enhancing the Property and Casualty Group's ability to attract customers is a portfolio of competitively priced products. These products include many additional coverages that we believe differentiate the Property and Casualty Group's products in the marketplace.


     .    COST-EFFICIENT OPERATION. Expense management is one of Erie Insurance
     Group's founding traditions and is an important part of its culture. We believe the Erie Insurance Group's operations are cost-efficient. In addition, Erie Insurance Group's organizational structure is relatively flat and combines the advantages of centralized common services with field marketing and claims services. Average agency annual written premium volume of $1.7 million allows us to keep agency training, marketing and support costs low. The Property and Casualty Group's five-year statutory average loss adjustment and underwriting expense ratio for the period from 1997 to 2001 is 37.2%, which compares favorably to A.M. Best's property and casualty industry composite average of 40.3%. The loss adjustment expense ratio is the ratio of loss adjustment expenses (the expenses incurred in settling a claim) incurred, including estimates thereof for claims incurred but not reported, to net premiums earned, and an underwriting expense ratio is the ratio of underwriting expenses incurred to net premiums earned. The Property and Casualty Group's underwriting expense ratio includes the management fee paid to us of 25% of direct premiums written, which was reduced to 24% for 2003. The actual cost of management operations is less than the management fee, which results in a profit for our shareholders. If the actual cost of management operations were used to compute the underwriting expense ratio, consistent with industry-reported results, the loss adjustment and underwriting expense ratio would be 30.7%, which compares even more favorably to industry averages. In a 2001 benchmarking study completed by Ward Group, productivity of the Company and the Property and Casualty Group, as measured by the ratio of full time equivalent employees to gross premiums written (total insurance premiums written during a given period), is over 40% better than the core benchmark group.


     .    UNIQUE CORPORATE STRUCTURE. The Erie Insurance Group's operating structure allows for:

          -- A LONG-TERM MANAGEMENT APPROACH TO BUSINESS. Erie Insurance Group aims to nurture its relationships with policyholders, agents and employees to create long-term value. Each of our principal executive officers has been with Erie Insurance Group for over 20 years and is committed to this long-term view of the business.

                -- LOWER EARNINGS VOLATILITY. Since the bulk of the insurance risk of the Property and Casualty Group remains with the Exchange, we do not experience the same earnings volatility as competing property and casualty insurance carriers.

                -- A LONG-TERM INVESTMENT HORIZON. Since most of the capital and reserves necessary to support the Property and Casualty Group's insurance underwriting business are held by the Exchange, which is not a publicly-owned entity, a long-term total return strategy is used in investing the Exchange's assets. Though recent equity market results have had a significant negative effect on the value of the Exchange's investment portfolio, the Exchange's investment strategy of investing in equity securities has created substantial surplus capacity over an extended period of time. From January 1, 1995 to September 30, 2002, the Exchange's equity investments generated a pre-tax compound annual return of 10.8% compared to a pre-tax compound annual return of 9.5% for the Standard & Poor's 500 Index.

                                    STRATEGY

         The Erie Insurance Group's overall strategy includes providing attractive property and casualty insurance products at competitive prices, coupled with high-quality service. The Erie Insurance Group distributes these products exclusively through independent insurance agents whose insurance and underwriting expertise, local market knowledge and commitment to service have been key drivers of Erie Insurance Group's growth. The Erie Insurance Group's strategy includes:

         .   Growth by expansion of existing operations, rather than through acquisition, including by (i) a careful agency selection process in which the Property and Casualty Group seeks to be the primary property and casualty underwriter for each agency, (ii) a thoughtful expansion into favorable states and (iii) increased market penetration in existing operating territories.

         .   Quality service to policyholders in claims handling, underwriting and other service activities.

         .   Achieving underwriting profits for the Property and Casualty Group by focusing on standard and preferred risks and by setting and adhering to consistent underwriting standards.

         .   A business model designed to provide the advantages of localized marketing and claims servicing with the economies of scale derived from centralized management and administration.

                             OUR OPERATING SEGMENTS

         Our financial results are segmented into management operations, insurance underwriting operations and investment operations. As attorney-in-fact for the subscribers to the Exchange, we provide sales, underwriting and policy issuance services on behalf of the Exchange and take no underwriting risk. This segment is the largest contributor to our earnings, providing pre-tax income of $189.1 million for the nine months ended September 30, 2002 and $184.6 million for 2001. In the property and casualty insurance underwriting operations, we take underwriting risk through our insurance subsidiaries. This segment had a pre-tax loss of $16.0 million for the nine months ended September 30, 2002 and $20.5 million for 2001. Investment operations includes investment income and realized gains and losses generated by assets of our management and insurance underwriting operations. This segment had pre-tax income of $33.2 million for the nine months ended September 30, 2002 and $18.0 million for 2001.

         The following table summarizes the revenue we receive and the costs we incur in connection with these three segments:

                             ERIE INDEMNITY COMPANY
                            OPERATING SEGMENT SUMMARY

(amounts in thousands)

                                                                                             Nine Months               Year
                            Income                                                             Ended                   Ended
  Segment              Statement  Item                      Description                 September 30, 2002        December 31, 2001
-----------         ---------------------        ----------------------------------     -------------------       -----------------
                                                                                                         (unaudited)
MANAGEMENT          Management fee revenue       Direct premium written by the               $  593,895               $ 634,966
OPERATIONS                                       Property and Casualty Group x
                                                 management fee rate (25% for 2002
                                                 and 24% for 2003)

                               +
                    Service agreement revenue    Reinsurance premiums assumed from               16,310                  27,247
                                                 non-affiliates x service agreement
                                                 rate (7% for 2002 and 6% for 2003)
                                                 and per installment charge for
                                                 premiums billed on an installment
                                                 basis (currently $3)                          (421,097)               (477,645)

                               -
                    Cost of management           Cost of sales, including
                    operations                   commissions, underwriting, policy
                                                 issuance and administration                 __________                ________

                               =
                    Segment income before
                    income taxes                                                             $  189,108               $ 184,568
                                                                                             ----------               ---------

INSURANCE           Premiums earned              5.5% of the Property and Casualty           $  119,824               $ 137,648
UNDERWRITING                                     Group earned premiums
OPERATIONS (1)                 -
                    Losses and loss              5.5% of the Property and Casualty              (98,431)               (117,201)
                    adjustment expense           Group losses and loss adjustment
                               -                 expense

                    Policy acquisition and       5.5% of the Property and Casualty              (37,343)                (40,910)
                    other underwriting expense   Group policy acquisition and other
                                                 underwriting expense                        __________               _________
                               =
                    Segment (loss) before
                    income taxes                                                             $  (15,950)              $ (20,463)
                                                                                             ----------               ---------

INVESTMENT          Net investment revenue       Investment income and realized              $   24,882               $     927
OPERATIONS          from management              gains (losses) generated by assets
                    operations (2)               retained in management operations


                               +
                    Net investment revenue       Investment income and realized                   8,305                  17,071
                    from insurance               gains (losses) generated by assets
                    underwriting                 of our property and casualty                __________               _________
                    operations (3)               subsidiaries
                               =

                    Segment income before
                    income taxes                                                             $   33,187               $  17,998
                                                                                             ----------               ---------
TOTAL               Total income before
                    income taxes                                                             $  206,345               $ 182,103
                                                                                             ==========               =========

---------------
(1) Includes the effect of the all-lines aggregate excess of loss agreement currently in place with the Exchange.
(2) Includes realized capital losses of $3.4 million for the nine months ended September 30, 2002 and $30.7 million for 2001.
(3) Includes realized capital losses of $5.2 million for the nine months ended September 30, 2002 and $1.1 million for 2001.

OUR MANAGEMENT OPERATIONS

         We recognize management fees due from the Exchange as income when the premiums are written because at that time we have performed substantially all of the services we are required to perform, including sales, underwriting and policy issuance activities, but currently such fees are not paid to us by the Exchange until it collects the premiums. Management fees received from the Exchange accounted for 78% of our revenues for the nine months ended September 30, 2002 and 78% of our revenues in 2001. The management fee rate charged to the Exchange is set by and may be changed at the discretion of our board of directors. The fee has been at its maximum permitted level of 25% since 1999 and was 24.25% in 1998 and 24% in 1997. Our board of directors generally sets the management fee rate each December for the following year. At our December 10, 2002 board of directors meeting, the board voted to reduce the management fee for 2003 to 24%.

         Since 1995, we have received a service agreement fee from the Exchange, at the rate of 7% of voluntary assumed written premium as compensation for the management and administration of its voluntary assumed reinsurance business from non-affiliated insurers. Reinsurance is an arrangement in which an assuming company indemnifies an insurer or reinsurer (a "ceding company") against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. At our December 10, 2002 board of directors meeting, the board voted to reduce the service agreement rate for 2003 to 6%. Service agreement revenue is earned when reinsurance premiums are earned because the services we are required to perform are completed over the terms of the related treaties. We also collect service charges from policyholders who pay their premiums in installments on policies written by the Property and Casualty Group. The service agreement rate and service charge amount are periodically evaluated and are subject to change.

                             ERIE INDEMNITY COMPANY
                     MANAGEMENT OPERATIONS FINANCIAL RESULTS

                                                Nine Months Ended
                                                   September 30                            Year Ended December 31,
                                              ---------------------    ----------------------------------------------------------
(amounts in thousands, except percentages)       2002         2001        2001        2000        1999        1998        1997
                                              ---------    ----------  ----------  ----------  ----------  ----------  ----------
                                                    (unaudited)
Direct premium written by Property and
  Casualty Group                              $2,375,579   $1,923,219  $2,539,863  $2,206,583  $2,053,501  $2,017,103  $1,948,343
MANAGEMENT FEE RATE                                25.00%       25.00%      25.00%      25.00%      25.00%      24.25%      24.00%
Management fee revenue                        $  593,895   $  480,805  $  634,966  $  551,646  $  513,375  $  489,147  $  467,603
Service agreement revenue                         16,310       20,339      27,247      22,662      15,441      13,879       7,026
                                              ----------   ----------  ----------  ----------  ----------  ----------  ----------
Total revenue from management operations      $  610,205   $  501,144  $  662,213  $  574,308  $  528,816  $  503,026  $  474,629
Cost of management operations                    421,097      349,796     477,645     415,562     380,298     357,783     340,428
Net investment revenue from management
operations (1)                                    24,882       20,474         927      51,721      41,966      28,883      25,179
Income before income taxes                    ----------   ----------  ----------  ----------  ----------  ----------  ----------
                                              $  213,990   $  171,822  $  185,495  $  210,467  $  190,484  $  174,126  $  159,380
                                              ==========   ==========  ==========  ==========  ==========  ==========  ==========
-------------
(1) Includes realized (losses) gains of:      $   (3,467)  $   (4,099) $  (30,735) $   16,469  $   14,408  $    6,363  $    5,551

         The direct written premiums of the Property and Casualty Group have a direct impact on the Company's management fee revenue and, consequently, the Company's management operations. The following table sets forth our management fee revenue by state and by line of business for the year ended December 31, 2001:

                             ERIE INDEMNITY COMPANY
          MANAGEMENT FEE REVENUE BY STATE AND LINE OF BUSINESS FOR 2001

                                                                                                  All
(amounts in thousands)                                                                           other
                           Private     Commercial                  Commercial      Workers'     Lines of
        State             Passenger       Auto       Homeowners    Multi Peril   Compensation   Business      Total
----------------------    ---------    ----------    ----------    -----------   ------------   --------    ---------
Pennsylvania              $193,280     $ 23,004      $ 50,042       $27,319      $   26,801     $  7,806    $328,252
Maryland                    40,521        6,869        12,689         6,383           6,311        2,671      75,444
Ohio                        29,094        4,312         9,619         7,123               0        1,697      51,845
Virginia                    22,413        5,404         7,695         6,254           6,993        1,958      50,717
North Carolina              11,948        4,718         6,171         5,255           3,993        1,384      33,469
West Virginia               18,070        2,644         4,115         2,757               0          838      28,424
Indiana                     13,309        1,721         5,742         2,846           2,041          845      26,504
New York                    10,319        1,887         2,654         3,010           1,645          494      20,009
Tennessee                    3,712        1,378         1,450         1,830           1,278          386      10,034
Illinois                     3,075          645         1,048         1,667           1,010          223       7,668
District of Columbia           548          108           247           510             595          117       2,125
Wisconsin                      191           52            68            63              78           23         475
                          --------     --------      --------       -------      ----------     --------    --------
    Total                 $346,480     $ 52,742      $101,540       $65,017      $   50,745     $ 18,442    $634,966
                          ========     ========      ========       =======      ==========     ========    ========

         The following table sets forth our management fee revenue by line of business and percentage growth for each of the five years ended December 31, 2001:

                             ERIE INDEMNITY COMPANY
             MANAGEMENT FEE REVENUE BY LINE OF BUSINESS 2001 - 1997

(amounts in thousands, except percentages)

                                                                                  All other
          Private      Commercial                   Commercial      Workers'       Lines of                Percent
Year     Passenger        Auto      Homeowners      Multi Peril   Compensation     Business      Total    Increase
----     ---------     ----------   ----------      -----------   ------------     --------    ---------  --------
2001      $346,480       $52,742     $101,540         $65,017        $50,745       $18,442     $634,966     15.1%
2000       313,703        43,318       88,743          50,401         39,914        15,567      551,646      7.5
1999       305,346        37,663       80,377          42,646         33,363        13,980      513,375      5.0
1998       304,026        33,555       69,845          36,096         31,409        14,216      489,147      4.6
1997       295,424        32,796       60,443          31,384         32,906        14,649      467,602      5.6

         The following table sets forth the Property and Casualty Group's percentage of management fees by state for each of the five years ended December 31, 2001.

                             ERIE INDEMNITY COMPANY
                PERCENTAGE OF MANAGEMENT FEES BY STATE 2001-1997

             State                    2001          2000           1999           1998           1997
-------------------------------     --------      --------       --------       --------       --------
Pennsylvania                          51.7%         53.9%          55.6%          58.1%          59.3%
Maryland                              11.9          11.9           11.9           11.7           12.0
Ohio                                   8.2           8.0            7.9            7.6            7.4
Virginia                               8.0           8.0            8.1            8.1            8.3
North Carolina                         5.3           4.6            4.1            3.3            2.7
West Virginia                          4.4           4.6            4.6            4.6            4.6
Indiana                                4.2           4.0            3.9            3.8            3.7
New York                               3.1           2.7            2.2            1.4            0.8
Tennessee                              1.6           1.4            1.3            1.2            1.0
Illinois                               1.2           0.6            0.2            0.0            0.0
District of Columbia                   0.3           0.3            0.2            0.2            0.2
Wisconsin                              0.1           0.0            0.0            0.0            0.0
                                     ------        ------         ------         ------         ------
  Total direct premiums written      100.0%        100.0%         100.0%         100.0%         100.0%
                                     ======        ======         ======         ======         ======

         The cost of management operations includes all independent agent commission expenses as well as personnel and benefit costs, underwriting and policy issuance costs and other administrative expenses of the Company.

         The largest component of the cost of management operations is the cost of our independent agent commissions and other incentives to our independent agents. Included in commission costs is the cost of scheduled commissions earned on premiums written, agency contingency awards based on the three-year average underwriting profitability of the business written with us, accelerated commissions earned by start-up agencies and promotional incentives to agents.

         Personnel and benefit costs related to the sales, underwriting and issuance of policies and the administrative staff of the Company are the second largest cost of management operations. Expenses other than personnel and benefit costs related to the underwriting and issuance of new business vary with the number of new policies. Underwriting reports, printing, postage and other cost of materials necessary for the underwriting and issuance of policies are included in the cost of management operations.

         Additional costs are incurred for general administrative expenses of the Company including the cost of office facilities, travel, telephone and communication costs, the cost of data processing and information technology and other miscellaneous expenses. Beginning in 2001, Erie Insurance Group initiated the eCommerce program and committed to new information technology infrastructure expenditures as part of the program. Our share of these eCommerce infrastructure expenditures are included in the cost of management operations. Non-infrastructure costs of the eCommerce program which are subject to the technology cost-sharing agreement are included in the insurance underwriting segment.

         We also earn investment income in this business segment on the cash flow from management operations, which is invested in our investment portfolio. We also report our share of earnings from our 21.6% investment in Erie Family Life Insurance Company as part of the investment income of our management operations segment.

INSURANCE UNDERWRITING OPERATIONS

         Our insurance underwriting operations consist of our three property and casualty insurance subsidiaries that participate in an intercompany pooling arrangement with the Exchange. The pool also includes reinsurance assumed by the Exchange from non-affiliated entities. The table below presents a financial summary of results of the property and casualty insurance operations of the Property and Casualty Group.

                             ERIE INDEMNITY COMPANY
               INSURANCE UNDERWRITING OPERATIONS FINANCIAL RESULTS

                                                Nine Months Ended
                                                  September 30,                      Year Ended December 31,
                                               -------------------   -------------------------------------------------------
(amounts in thousands)                           2002       2001       2001        2000        1999       1998        1997
                                               --------   --------   --------    --------    --------   --------    --------
                                                   (unaudited)
Premiums earned                                $119,824   $100,857   $137,648    $123,708    $117,224   $112,939    $107,350
Net investment revenue from insurance
underwriting operations (1)                       8,305     14,934     17,071      18,381      16,765     16,887      13,569
                                               --------   --------   --------    --------    --------   --------    --------
     Total revenues                            $128,129   $115,791   $154,719    $142,089    $133,989   $129,826    $120,919

Losses and loss adjustment expenses              98,431     88,074    117,201      99,564      87,719     79,881      79,970
Policy acquisition and underwriting expenses     37,343     28,696     40,910      34,546      33,044     32,491      29,639
                                               --------   --------   --------    --------    --------   --------    --------
     Total losses and expenses                 $135,774   $116,770   $158,111    $134,110    $120,763   $112,372    $109,609
                                               --------   --------   --------    --------    --------   --------    --------

(Loss) income before income taxes              $ (7,645)  $   (979)  $ (3,392)   $  7,979    $ 13,226   $ 17,454    $ 11,310
                                               ========   ========   =========   ========    ========   ========    ========

-----------
(1)  Includes realized (losses) gains of:      $ (5,160)  $  1,374   $ (1,144)   $    499    $    337   $    800    $    264

         Under the pooling arrangement, all property and casualty insurance business of the five property and casualty insurance companies that comprise the Property and Casualty Group is pooled within the Exchange as the pooling entity. Our insurance subsidiaries, Erie Insurance Company and Erie Insurance Company of New York, share in the underwriting results of the pool through retrocession. Erie Insurance Company has a 5.0% participation, Erie Insurance Company of New York has a 0.5% participation and the Exchange has a 94.5% participation in the pooled underwriting results. These participation percentages are determined by our board of directors. Pooling participation percentages have not changed since 1995.

                           PROPERTY AND CASUALTY GROUP
                               POOLING ARRANGEMENT

         CEDED FROM                                                               RETROCEDED TO
-----------------------------
|                           |                  -----------------
|  Erie Insurance Exchange  |---------         |               |
|                           |        |         |               |              --------------------
-----------------------------        |         |               |              |                  |
                                     |         |               |    94.5%     |  Erie Insurance  |
-----------------------------        |         |               |--------------|     Exchange     |
|                           |        |         |               |              --------------------
|      Flagship City        |---------         |               |
|    Insurance Company      |        |         |               |
|                           |        |         |               |
-----------------------------        |         |               |
                                     |         |               |              --------------------
-----------------------------        |         |               |              |                  |
|                           |        |  100%   | Property and  |     5.0%     |  Erie Insurance  |
|  Erie Insurance Company   |------------------|   Casualty    |--------------|     Company      |
|                           |        |         |  Group Pool   |              |                  |
-----------------------------        |         |               |              |                  |
                                     |         |               |              --------------------
-----------------------------        |         |               |
|                           |        |         |               |
|  Erie Insurance Company   |        |         |               |
|       of New York         |--------|         |               |              --------------------
|                           |        |         |               |              |                  |
-----------------------------        |         |               |              |                  |
                                     |         |               |     0.5%     |  Erie Insurance  |
-----------------------------        |         |               |--------------|     Company      |
|                           |        |         |               |              |   of New York    |
|  Erie Insurance Property  |        |         |               |              |                  |
|     & Casualty Company    |--------|         |               |              --------------------
|                           |                  |               |
-----------------------------                  -----------------

         Erie Insurance Company and Erie Insurance Company of New York have an all-lines aggregate excess of loss reinsurance agreement with the Exchange that limits the amount of their annual net losses. Excess of loss reinsurance is reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount. Under the reinsurance agreement, once Erie Insurance Company and Erie Insurance Company of New York sustain ultimate net losses and allocated loss expenses in an accident year that exceed an amount equal to 72.5% of Erie Insurance Company's and Erie Insurance Company of New York's net premiums earned, the Exchange will be liable for 95% of the amount of such excess up to, but not exceeding, an amount equal to 95% of 15% of Erie Insurance Company's and Erie Insurance Company of New York's net premium earned. Erie Insurance Company and Erie Insurance Company of New York retain the remaining 5% of such layer as well as ultimate net losses and allocated loss expenses in excess of 87.5% of Erie Insurance Company's and Erie Insurance Company of New York's net premiums earned.

         The Property and Casualty Group sells personal and commercial lines policies through independent agencies. Commercial lines policies are marketed to small- and medium-sized businesses. Premium revenues from our property and casualty insurance underwriting operations accounted for approximately 16% of our revenues in the nine months ended September 30, 2002 and 17% of our revenues in 2001.

         The Property and Casualty Group has exposure to reinsurance that the Exchange assumes from unaffiliated insurers, placed principally through unaffiliated brokers. The Exchange engages in this assumed reinsurance business, which represented net premiums written of $131.3 million for the nine months ended September 30, 2002 and $158.1 million for the year ended December 31, 2001, in each case net of retrocessions, in order to geographically diversify the overall insurance risk to the Property and Casualty Group. The assumed business, which is included in the pooling arrangement, consists predominately of property lines excess of loss treaties. In 2002, management tightened underwriting standards, limited coverages, excluded terrorism coverage and, consistent with market conditions, increased rates for this business. Treaties are generally renewed annually and management evaluates each treaty for profitability and continuing desirability of the customer relationship during the renewal process.

         We also earn investment income in this business segment on the cash flow from property and casualty insurance underwriting operations, which is invested in our investment portfolio.

         The following table sets forth certain data for the Property and Casualty Group compared to industry composites for the five years ended December 31, 2001.

                           PROPERTY AND CASUALTY GROUP
                   FIVE-YEAR COMPARISON VS. INDUSTRY COMPOSITE

                     Net Premiums                               Operating Expense       Policyholder
                    Written Growth           Loss Ratio             Ratio (2)          Dividend Ratio           Combined Ratio
                -------------------         ------------        -----------------     ----------------        ------------------

                 Erie    Industry (1)   Erie    Industry (1)    Erie   Industry (1)   Erie    Industry (1)     Erie     Industry (1)
                 ----    ------------   ----    ------------    ----   ------------   ----    --------         ----     --------
2001            14.8%        9.1%       78.1%      75.4%        39.7%     39.7%       0.6%      0.8%          118.4%      115.9%
2000             8.3         5.7        69.8       68.5         36.8      40.4        0.8       1.5           107.4       110.3
1999             2.6         2.0        65.5       65.4         36.1      41.1        0.4       1.3           102.0       107.8
1998             4.4         1.6        59.2       63.4         38.2      40.7        0.6       1.9            98.0       106.0
1997             5.6         3.0        65.1       60.6         34.6      39.4        0.9       1.8           100.6       101.9
5-year           7.2%        4.2%       68.0%      66.9%        37.2%     40.3%       0.7%      1.4%          105.9%      108.6%
compound
annual
growth
rate or
average

---------------
(1) A.M. Best's Aggregates and Averages, 2002 Edition.
(2) Includes loss adjustment and underwriting expenses.

                                  DISTRIBUTION

         The Property and Casualty Group's insurance products are marketed primarily in the Midwest, Mid-Atlantic and Southeast regions through over 1,700 insurance agencies that are comprised of approximately 8,000 agents. The Property and Casualty Group is licensed to do business in 16 states and in the District of Columbia and, at September 30, 2002, operated in 11 states (Illinois, Indiana, Maryland, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin) and the District of Columbia. The Property and Casualty Group maintains branch offices throughout these states. The Property and Casualty Group expects to begin operating in Minnesota in the third quarter of 2004.

                           PROPERTY AND CASUALTY GROUP
                               STATES OF OPERATION

                       Year Began

State                   Writing       % of Total
-----                   -------       ----------
Pennsylvania             1925             52%

Maryland                 1953             12

Ohio                     1968              8        [GRAPHIC OMITTED - Map of
                                                    eastern half of United
Virginia                 1955              8        States highlighting active
                                                    states of operation, the
North Carolina           1991              5        home office, branch offices
                                                    and field offices.]
West Virginia            1963              4

Indiana                  1978              4

New York                 1995              3

Tennessee                1987              2

Illinois                 1999              1

District of Columbia     1953    Less than 1%

Wisconsin                2001    Less than 1%

         In 2001, we continued our ongoing expansion of the independent agency force by appointing 247 agencies. Since 1997, we have increased the overall number of agencies representing the Property and Casualty Group by 60%. Partially due to growth in the number of agents, the Property and Casualty Group has achieved rapid growth in premiums. As of September 30, 2002, the Property and Casualty Group had over 3.4 million insurance policies in force, an 11.9% increase from September 30, 2001. Personal lines policies in force grew by 11.8% during the twelve months ended September 30, 2002, while commercial lines increased 13.0% over the same period.

                           PROPERTY AND CASUALTY GROUP
        12-MONTH ROLLING AVERAGE POLICY GROWTH RATES BY LINE OF BUSINESS

                                                             Twelve Months Ended
                           --------------------------------------------------------------------------------------------------
                           September 30,    June 30,      March 31,     December 31,    September 30,    June 30,   March 31,
                               2002           2002          2002            2001            2001           2001       2001
                             --------       --------      ---------       --------        --------       --------   ---------
PERSONAL LINES:
Private passenger auto         10.4%          9.4%           8.3%           7.1%            6.3%            5.9%       5.3%
Homeowners                     13.1          11.4           10.1            9.0             8.4             8.1        7.7
All other personal lines       14.4          13.4           12.2           11.5            11.4            10.9       10.7
   Total personal lines        11.8          10.5            9.3            8.2             7.5             7.1        6.6
COMMERCIAL LINES:
Commercial auto                11.8          11.6           10.7            9.7             8.8             7.9        7.0
Commercial multi-peril         14.4          13.9           12.5           11.6            11.1            10.8       10.6
Workers' compensation          12.5          11.9           10.8           10.3             9.6             9.5        8.7
All other commercial
  lines                        11.5          11.7           10.7            9.9             9.0             8.9        8.0
   Total commercial lines      13.0          12.6           11.5           10.7             9.9             9.5        8.9
    Total                      11.9          10.8            9.6            8.5             7.8             7.4        6.9

     In addition, the Property and Casualty Group experiences above average retention rates. Based upon an annual best practices benchmark study conducted by the Ward Group, an independent financial services consulting company, the Property and Casualty Group's policy retention rate of 90.9% is among the highest of all the property and casualty companies benchmarked by the Ward Group.

                           PROPERTY AND CASUALTY GROUP
       12-MONTH ROLLING AVERAGE POLICY RETENTION RATES BY LINE OF BUSINESS

                                                             Twelve Months Ended
                           --------------------------------------------------------------------------------------------------
                           September 30,    June 30,      March 31,     December 31,    September 30,    June 30,   March 31,
                               2002           2002          2002            2001            2001           2001       2001
                             --------       --------      ---------       --------        --------       --------   ---------
Private passenger
  automobile                  92.50%         92.35%        92.26%          92.24%          92.22%         92.25%     92.24%
Commercial automobile         90.79          91.12         90.86           90.53           90.16          90.35      90.29
Homeowners                    90.54          90.35         90.24           90.24           90.38          90.63      90.66
Commercial multi-peril        88.69          88.95         88.77           88.03           88.18          88.36      88.58
Workers' compensation         89.51          89.46         89.34           88.43           88.53          88.76      89.06
All other lines               88.15          88.30         88.11           88.15           88.16          88.18      88.03
   Total                      91.12          91.02         90.91           90.85           90.89          91.01      91.03

     Careful selection of independent agencies to represent the Property and Casualty Group is a key strategy of our Company. The Property and Casualty Group strives to be the primary writing company with the agents. In order to enhance agency relationships and the likelihood of receiving the most desirable underwriting opportunities, we have ongoing, direct communications with the agency force. We believe the independent agency force has been loyal and that the Property and Casualty Group is the preferred carrier for most of these independent agencies. Average agency annual written premium volume is $1.7 million for all of these agencies. Agents have access to a number of Company-sponsored venues designed to promote sharing of ideas, concerns and suggestions with the senior management of Erie Insurance Group with the goal of improving communications and service. These efforts have resulted in outstanding agency penetration and the ability to sustain long-term agency partnerships.

     Agents receive commissions for premiums written, as well as promotional incentives and contingency awards. Agent contingency awards are based upon a three-year average of the underwriting profitability of the direct business written and serviced within the Erie Insurance Group by the independent agent. Commission costs rose 14.3% to $323.1 million in 2001 from $282.7 million in 2000 and 7.3% in 2000 from $263.1 million in 1999. Commission costs grew at a slower rate relative to the growth in direct premiums written in 2001 as a result of lower accruals for agent contingency awards compared to 2000. The provision for agent contingency awards totaled $15.7 million, $18.3 million and $19.9 million in 2001, 2000 and 1999, respectively. Commission costs, excluding agent contingency awards, increased 16.2% in 2001, in line with the increase in direct written premiums.

                                    PRODUCTS

     The Property and Casualty Group underwrites a broad range of insurance for risks. In 2001, personal lines comprised 72.6% of direct and affiliated assumed premium revenue while commercial lines constituted the remaining 27.4%. The core products in the personal lines are private passenger automobile (75.2%) and homeowners (22.0%) while the core commercial lines consist principally of multi-peril (37.0%), automobile (30.3%) and workers' compensation (29.2%).

     The insurance policies of the Property and Casualty Group contain many features not offered as standard coverages by many of our competitors. These "extras" are a major selling feature for agents. Some examples of these features include:

     .     full replacement cost coverage with no loss cap on the percentage of insured value in the Property and Casualty Group's full-cost replacement homeowners policy;

     .     waiver of collision deductible in an automobile claim involving two insureds of the Property and Casualty Group;

     .     coverage for transportation expense that begins immediately after a collision;

     .     coverage for locksmith services for keys locked in cars;

     .     coverage for cost of replacing a deployed airbag;

     .     coverage for losses due to theft, loss or other unauthorized use of a credit card; and

     .     coverage for theft, misplacement or loss of jewelry.

     The growth rate of policies in force and policy retention trends impact the Company's management and property and casualty operating segments.

                           PROPERTY AND CASUALTY GROUP
POLICIES IN FORCE AND 12-MONTH ROLLING AVERAGE POLICY RETENTION RATE BY LINE OF
                                    BUSINESS



                                                    At September 30,                            At December 31,
                                            ---------------------------------    ---------------------------------------------
(amounts in thousands, except percentages)    2002        2001         2001        2000        1999        1998         1997
                                            --------    --------     --------    --------    --------    --------     --------
POLICIES IN FORCE:
Personal lines                               2,985       2,671        2,724       2,517       2,368       2,255        2,174
Commercial lines                               426         377          386         349         322         304          291
  Total policies in force                    3,411       3,048        3,110       2,866       2,690       2,559        2,465

POLICY RETENTION PERCENTAGES:
Personal policy retention percentages         91.5%       91.4%        91.3%       91.5%       91.0%       90.4%        90.9%
Commercial policy retention percentages       88.1        87.5         87.7        87.3        86.5        85.6         85.6
  Total policy retention percentages          91.1        90.9         90.9        91.0        90.5        89.4         89.7

                                  UNDERWRITING

     Our Commercial Underwriting Division (Commercial Property and Commercial Automobile Underwriting and Risk Management) and our Personal Lines Underwriting Division (Personal Property and Personal Automobile Underwriting) perform underwriting and processing functions, provide advice, instruction and guidance to the agency force regarding underwriting philosophy and assist other divisions in developing quality products at competitive prices to promote growth and profitability.

     We strive toward underwriting profitability by: (1) assessing and selecting quality standard and preferred risks; (2) by adhering to underwriting and re-underwriting guidelines; (3) by providing loss control services with "in house" loss control specialists and (4) by offering risk management services such as hazard identification loss control program development, risk management training programs and the establishment of safety committees. The Company evaluates and selects those policies believed to be good quality risks. The Company "reunderwrites" by reviewing existing policies and accounts to determine which risks continue to meet underwriting qualifications and taking appropriate action regarding these policies or accounts. Loss control services are offered to policyholders via the Company's dedicated team of loss control personnel. Risk management services offered to policyholders include hazard identification and analysis, loss control program development, and establishment of safety committees and risk management training programs.

     To assure maintenance of acceptable underwriting results, we conduct an annual review of agencies to identify those that do not meet our underwriting performance expectations. Agencies failing to meet our profitability criteria are subject to a detailed review. This review focuses on the factors affecting the property and casualty underwriting results for the agency. The review process includes an evaluation of the underwriting and reunderwriting practices of the agency, completeness and accuracy of applications submitted, staffing levels and adequacy of training of agency staff and adherence by the agency to the business practice, underwriting and service standards of Erie Insurance Group. The review team and the agency jointly develop an action plan to improve agency processes and procedures designed to improve the underwriting profitability of the agency. We then monitor the agency's progress and underwriting performance and may take additional measures, including reducing commissions, and/or terminating the agency if underwriting profitability continues to be unacceptable.

                                     CLAIMS

     The Property and Casualty Group realizes that an insurance policy is also a promise of service. The Property and Casualty Group uses its own trained adjusters wherever possible, to assure that claims are settled quickly and fairly by personnel who know the coverages in the Property and Casualty Group's policies and understand the Erie Insurance Group's service philosophy.

     The Property and Casualty Group claims services include:

     .     Prompt response standards, generally the same day, for contact with an insured after a loss is reported;

     .     A toll-free number for claims call center where Erie Insurance Group trained personnel handle reporting of losses after normal business hours and on weekends and holidays;

     .     An automobile glass repair and replacement program for automobile claims designed to simplify and speed the claims process and permit the insured to decide who should do the repair or replacement; and

     .     A direct repair program for automobile claims that allows insureds to select their own body shop and use one of numerous participating body shops that bill the Property and Casualty Group directly for the repair costs less any deductible.

     These and other claims services the Property and Casualty Group offers have resulted in a reputation for fast, fair and courteous claim services and the service awards received from independent consumer organizations.

                                   TECHNOLOGY

     In 2001, Erie Insurance Group began a comprehensive program of eCommerce initiatives in support of the Erie Insurance Group's agency force and back office policy underwriting, issuance and administration. The eCommerce program is intended to improve service and efficiency, as well as result in increased sales. The first major component of the eCommerce program (network and desktop hardware deployment) was completed during the second quarter of 2002. Also, the Erie Insurance Group completed the release of the new web interface to a limited number of agents and employees in July 2002. In August 2002, the eCommerce program took advantage of a significant business opportunity to work with a well-known provider of information technology services and solutions to develop the Erie Insurance Group's eCommerce system called ERIEConnection(SM). The Erie Insurance Group is now working with that service provider, who is the chief integrator and manager of the eCommerce program and provides software applications that meet the Company's needs. Management of Erie Insurance Group believes this approach will allow the eCommerce program to meet its established budget goals. The Company estimates its share of eCommerce costs in 2003 will amount to approximately $.09 to $.12 per share after income taxes.

                                FINANCIAL RATINGS

     Insurance companies are rated by rating agencies to provide insurance consumers and investors with meaningful information on the rated companies. Higher ratings generally indicate financial stability and a stronger ability to pay claims. The ratings are generally based upon factors relevant to policyholders and are not directed toward return to investors.

     Each member of the Property and Casualty Group currently has an A++ ("superior") rating from A.M. Best. A++ is the highest rating that A.M. Best gives to insurance companies, and represents a superior ability to meet ongoing obligations to policyholders. Each member of the Property and Casualty Group also has a rating of AApi ("very strong") from Standard & Poor's. A rating of AA means that the insurer has very strong financial security characteristics, differing only slightly from those with the highest rating, AAA. The subscript "pi" means the rating was based on publicly available information of the Exchange. The Exchange's rating from Weiss Ratings, Inc. was downgraded from A ("excellent," the highest Weiss rating) to B- (lower end of the "good" rating) in July 2002, while Erie Insurance Company's rating was downgraded from B+ (higher end of "good" rating) to B ("good"). At that time, our other insurance subsidiaries maintained their B ratings from Weiss Ratings, Inc. A Weiss rating of B means that the rated company has the financial strength to deal with a variety of adverse economic conditions, but should be reassessed in the event of a severe economic downturn.

                                   INVESTMENTS

     Our investment strategy takes a long-term perspective emphasizing investment quality, diversification and investment returns providing liquidity for our short and long-term commitments. Investments are managed on a total return approach that focuses on both current income and capital appreciation. At September 30, 2002, our investment portfolio increased to $923 million, representing 42.0% of total assets. For the nine months ended September 30, 2002, net investment income was $40.7 million. Net investment income totaled $49.9 million in 2001, compared to $48.4 million in 2000, and $43.3 million in 1999.

                             ERIE INDEMNITY COMPANY
                        TOTAL INVESTMENTS AT MARKET VALUE

                                       At September 30,                      At December 31,
                                     -------------------   ----------------------------------------------------
(amounts in thousands)                 2002       2001       2001       2000       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------   --------
                                         (unaudited)
INVESTMENTS:
Fixed maturities                     $646,172   $545,700   $559,873   $531,546   $485,522   $441,353   $349,973
Equity securities
 Preferred stock                      146,955    132,682    130,007    109,081     99,584    112,574     84,963
 Common stock                          34,964     76,984     63,791     95,365    115,799     90,230     80,170
Limited partnerships                   88,952     77,546     81,596     68,242     39,116     17,494      7,932
Real estate mortgage loans              5,601      5,731      5,700      6,581      8,230      8,287      8,392
                                     --------   --------   --------   --------   --------   --------   --------
 Total Investments                   $922,644   $838,643   $840,967   $810,815   $748,251   $669,938   $531,430
                                     ========   ========   ========   ========   ========   ========   ========

----------------------

                             ERIE INDEMNITY COMPANY
                            TOTAL INVESTMENTS AT COST

                                       At September 30,                      At December 31,
                                     -------------------   ----------------------------------------------------
(amounts in thousands)                 2002       2001       2001       2000       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------   --------
                                         (unaudited)
INVESTMENTS:
Fixed maturities                     $620,274   $524,929   $543,423   $524,172   $489,394   $421,102   $333,136
Equity securities
 Preferred stock                      143,732    131,875    127,725    110,555    106,625    109,355     79,361
 Common stock                          22,040     73,793     32,002     74,413     64,870     60,622     64,762
Limited partnerships                   93,197     76,725     79,668     60,661     37,402     17,494      7,932
Real estate mortgage loans              5,601      5,731      5,700      6,581      8,230      8,287      8,392
                                     --------   --------   --------   --------   --------   --------   --------
 Total Investments                   $884,844   $813,053   $788,518   $776,382   $706,521   $616,860   $493,583
                                     ========   ========   ========   ========   ========   ========   ========

----------------------

     Management considers all fixed maturities and marketable equity securities available-for-sale. These securities are stated at fair value, with the unrealized gains and losses, net of deferred tax, reported as a separate component of accumulated other comprehensive income in shareholders' equity. When a decline in the value of investments is considered to be other than temporary by management, the investments are written down in the Consolidated Statements of Operations to their realizable value.

     For common equity securities (including equity limited partnerships) where the decline in market value is more than 20% below cost for a period exceeding six months, there is a presumption of impairment. Management considers market conditions, industry characteristics and the fundamental operating results of the issuer before deciding to sell the investment at a loss or to recognize an impairment charge to operations. For common equity securities that have declined more than 20% below cost for a period exceeding twelve months, the position is either sold or recognized as impaired and a charge to operations is recognized as realized losses through the Consolidated Statements of Operations. If a security's market value is at least 80% of cost, there is a presumption that the security's decline is temporary regardless if the decline in value is material either individually or in the aggregate unless there are conditions specifically affecting the underlying issuer or its industry that would lead us to believe the security's decline is other than temporary.

     Prior to the fourth quarter of 2001, the Company's impairment policy for common equity securities, which was based on existing GAAP guidance, was based primarily on judgments by management as to whether declines in value were other than temporary. The policy considered such factors as the underlying financial condition of the issuer, the short- and long-range prospects of the issuer and other risk factors such as corporate actions and events affecting the issuer. If the Company had used the criteria established for common equity securities in the amended impairment policy it adopted in the fourth quarter of 2001 in earlier periods, approximately $1.8 million (pre-tax) in realized capital losses recognized in the fourth quarter of 2001 would have been recognized over various earlier periods.

     For fixed maturity investments, our management analyzes all positions individually whose market value have declined below cost for a period exceeding six months. Management considers market conditions, industry characteristics and the fundamental operating results of the issuer to determine if the decline is due to changes in interest rates, changes relating to a decline in credit quality, or other issues specifically affecting the investment. Positions that have incurred market price decline of over 20% for a period greater than six months where the creditworthiness of the issuer indicates a decline that is other than temporary are either sold or recognized as impaired and reflected as a charge to the Company's operations.

     If the Company's policy for determining the recognition of impaired positions were different, the Company's Consolidated Statements of Financial Position and results of operations could be significantly impacted. Management believes its investment valuation philosophy and accounting practices result in appropriate and timely measurement of value and recognition of impairment.

     Our investments include a 21.6% common stock interest in Erie Family Life Insurance Company of $47.3 million at September 30, 2002, which is accounted for under the equity method of accounting. Dividends paid to us for the nine months ended September 30, 2002 and 2001 totaled over $1.2 million and $1.1 million, respectively. Related to this investment, we are also due $15 million in principal in the form of a surplus note. The note bears an annual interest rate of 6.45% and all payments of interest and principal on the note may be repaid only out of unassigned surplus of Erie Family Life Insurance Company and are subject to prior approval by the Pennsylvania Insurance Commissioner. Interest of the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005.

FIXED INCOME SECURITIES

     At September 30, 2002, the carrying value of fixed income securities accounted for 70.0% of total invested assets. The Company's investment strategy achieves a balanced maturity schedule in order to moderate the effect on investment income in the event of interest rate declines in a year in which a large amount of securities are scheduled to be redeemed or mature.

                             ERIE INDEMNITY COMPANY
                    FIXED MATURITY SECURITIES AT MARKET VALUE



                                               At September 30,                            At December  31,
                                            ---------------------   ----------------------------------------------------------
(amounts in thousands)                        2002         2001        2001        2000        1999        1998         1997
                                            --------    ---------   ---------   ---------   ---------   ---------    ---------
                                                 (unaudited)
FIXED MATURITIES:
U.S. treasuries and government agencies     $  8,926    $  11,844   $  11,713   $  11,612   $  11,051   $  13,707    $  13,200
State and political subdivisions              55,442       40,801      44,121      51,959      53,118      51,600       44,771
Special revenue                              101,574      114,393     113,418     114,566     122,096     139,235      123,901
Public utilities                              43,356       28,340      26,270      23,564      20,318      13,416        7,331
U.S. industrial and miscellaneous            376,382      303,143     319,308     266,061     227,176     203,695      156,582
Foreign                                       46,556       28,579      27,476      29,914      20,743       7,047        4,188
                                            --------    ---------   ---------   ---------   ---------   ---------    ---------
  Total bonds                               $632,236    $ 527,100   $ 542,306   $ 497,676   $ 454,502   $ 428,700    $ 349,973
Redeemable preferred stock                    13,936       18,600      17,567      33,870      31,020      12,653           --
                                            --------    ---------   ---------   ---------   ---------   ---------    ---------
  Total fixed maturities                    $646,172    $ 545,700   $ 559,873   $ 531,546   $ 485,522   $ 441,353    $ 349,973
                                            ========    =========   =========   =========   =========   =========    =========

                             ERIE INDEMNITY COMPANY
                   FIXED MATURITY SECURITIES AT AMORTIZED COST



                                               At September 30,                            At December  31,
                                            ---------------------   ----------------------------------------------------------
(amounts in thousands)                        2002         2001        2001        2000        1999        1998         1997
                                            --------    ---------   ---------   ---------   ---------   ---------    ---------
                                                 (unaudited)
FIXED MATURITIES:
U.S. treasuries and government agencies     $  8,281    $  11,211   $  11,211   $  11,216   $  11,029   $  13,018    $  12,771
State and political subdivisions              52,071       38,511      42,392      50,337      52,064      48,307       41,931
Special revenue                               96,068      110,046     110,267     110,855     120,170     132,025      116,052
Public utilities                              42,820       27,286      25,150      23,221      20,909      13,116        7,171
U.S. industrial and miscellaneous            360,806      292,729     311,757     267,231     232,458     195,296      150,666
Foreign                                       47,177       27,584      26,634      30,082      21,593       7,149        4,545
                                            --------    ---------   ---------   ---------   ---------   ---------    ---------
  Total bonds                               $607,223    $ 507,367   $ 527,411   $ 492,942   $ 458,223   $ 408,911    $ 333,136
Redeemable preferred stock                    13,051       17,562      16,012      31,230      31,171      12,191           --
                                            --------    ---------   ---------   ---------   ---------   ---------    ---------
  Total fixed maturities                    $620,274    $ 524,929   $ 543,423   $ 524,172   $ 489,394   $ 421,102    $ 333,136
                                            ========    =========   =========   =========   =========   =========    =========

     At September 30, 2002, the Company's fixed maturity investments consist of 97.6% of high-quality, marketable bonds and redeemable preferred stock, all of which were rated at investment-grade levels (above Ba/BB). Included in this investment-grade category are $244.3 million or 37.8% of the highest quality bonds and redeemable preferred stock rated Aaa/AAA or Aa/AA or bonds issued by the United States government. Generally, the fixed maturities in the Company's portfolio are rated by external agencies. Management classifies all fixed maturities as available-for-sale securities, allowing the Company to meet its liquidity needs and provide greater flexibility for its investment managers to appropriately respond to changes in market conditions or strategic direction.

                             ERIE INDEMNITY COMPANY
                   FIXED MATURITY SECURITIES BY CREDIT QUALITY



       (amounts in thousands, except percentages)     At September 30, 2002
                                                  ------------------------------

            Moody's Equivalent                                        Estimated Fair
               Description                           Amortized Cost    Market Value        % of Carry
       ----------------------------                  --------------    ------------        ----------
       Aaa/Aa/A                                        $ 381,509        $ 408,320             63.2%
       Baa                                               223,267          222,525             34.4
       Ba/BB                                               3,929            3,837              0.6
       B                                                   5,750            6,775              1.1
       In or near default                                  5,820            4,715              0.7
                                                       ---------        ---------            -----
         Total                                         $ 620,275        $ 646,172            100.0%
                                                       =========        =========            =====


                             ERIE INDEMNITY COMPANY
                   FIXED MATURITY SECURITIES TERM TO MATURITY


       (amounts in thousands, except percentages)     At September 30, 2002
                                                  ------------------------------

                                                                       Estimated Fair
               Term to Maturity                      Amortized Cost     Market Value        % of Carry
       ---------------------------------             --------------     ------------        ----------
       Due in less than one year                      $  30,328         $  30,608              4.7%
       Due in 1-5 years                                 174,835           182,964             28.3
       Due in 5-10 years                                241,915           251,941             39.0
       Due after 10 years                               173,197           180,659             28.0
                                                      ---------         ---------            -----
         Total                                        $ 620,275         $ 646,172            100.0%
                                                      =========         =========            =====

Equity Securities

     Equity securities (common stock and non-redeemable preferred stock) are carried on the Consolidated Statements of Financial Position at market value. The Company's non-redeemable preferred stock portfolio provides a source of highly predictable current income that is competitive with investment-grade bonds. Non-redeemable preferred stocks generally provide for fixed rates of return that, while not guaranteed, resemble fixed income securities and are paid before common stock dividends. Common stock provides capital appreciation potential within the portfolio. Common stock investments inherently provide no assurance of producing income because dividends are not guaranteed.

                             ERIE INDEMNITY COMPANY
                        EQUITY SECURITIES AT MARKET VALUE

                                              At September 30,                       At December 31,
                                            -------------------   ----------------------------------------------------
(amounts in thousands)                        2002       2001       2001       2000       1999       1998       1997
                                            --------   --------   --------   --------   --------   --------   --------
                                                (unaudited)
COMMON STOCK:
U.S. industrials and miscellaneous          $ 32,168   $ 68,846   $ 59,709   $ 86,605   $103,132   $ 83,563   $ 71,191
U.S. banks, trusts and insurance               2,146      4,445      4,082      3,798      7,156      3,488      6,517
Foreign                                          650      3,693         --      4,962      5,511      3,179      2,462

NONREDEEMABLE PREFERRED STOCK:
U.S. industrial and miscellaneous             90,032     90,792     91,647     61,134     56,662     60,463     27,914
U.S. banks, trusts and insurance              23,181     16,396     15,565     22,125     36,694     45,338     50,248
Foreign                                       21,829     25,494     20,416     25,822      6,228      6,773      4,155
Public utilities                              11,913         --      2,379         --         --         --      2,646
                                            --------   --------   --------   --------   --------   --------   --------
 Total                                      $181,919   $209,666   $193,798   $204,446   $215,383   $202,804   $165,133
                                            ========   ========   ========   ========   ========   ========   ========

                             ERIE INDEMNITY COMPANY
                            EQUITY SECURITIES AT COST

                                              At September 30,                       At December 31,
                                            -------------------   ----------------------------------------------------
(amounts in thousands)                        2002       2001       2001       2000       1999       1998       1997
                                            --------   --------   --------   --------   --------   --------   --------
                                                (unaudited)
COMMON STOCK:
U.S. industrials and miscellaneous          $ 19,777   $ 65,206   $ 28,718   $ 63,662   $ 56,035   $ 53,914   $ 58,415
U.S. banks, trusts and insurance               1,846      3,651      3,284      3,651      3,887      3,522      3,138
Foreign                                          417      4,936         --      7,100      4,948      3,186      3,209

NONREDEEMABLE PREFERRED STOCK:
U.S. industrial and miscellaneous             89,166     91,593     91,185     62,266     61,109     59,858     25,909
U.S. banks, trusts and insurance              22,189     15,684     14,685     22,094     38,708     42,807     46,901
Foreign                                       20,475     24,598     19,485     26,195      6,808      6,690      3,932
Public utilities                              11,902         --      2,370         --         --         --      2,619
                                            --------   --------   --------   --------   --------   --------   --------
 Total                                      $165,772   $205,668   $159,727   $184,968   $171,495   $169,977   $144,123
                                            ========   ========   ========   ========   ========   ========   ========

LIMITED PARTNERSHIPS

     The Company's limited partnership investments include U.S. and foreign private equity, real estate and fixed income investments. During the first nine months of 2002, limited partnership investments increased $7.4 million to $89.0 million. Fixed income and real estate limited partnerships, which comprise 42.1% of the total limited partnerships, produce a predictable earnings stream while private equity partnerships, which comprise 57.9% of the total limited partnerships, tend to provide a less predictable earnings stream but the potential for greater long-term returns.

     At September 30, 2002, the Company had contractual commitments to invest up to $116 million related to these limited partnership investments. The Company is required to fund these commitments as required by the partnership agreements through September 2007. These represented commitments by the Company to these limited partnerships to fund investments of up to $80 million in private equity securities, $20 million in real estate activities and $16 million in fixed income securities. The Company expects to have sufficient cash flows from operations to meet these limited partnership commitments.

DERIVATIVES

     During 2001, we entered into several foreign currency forward contracts that are by definition derivatives. The purpose of these contracts is to partially hedge future capital calls related to our limited partnership commitments. However, under accounting rules, these contracts are not considered hedges. The forward contracts have no cash requirements at the inception of the arrangement. At September 30, 2002, there were no contracts outstanding. For the quarter ended September 30, 2002, changes in value totaling $85,000 were recognized currently in earnings as realized gains in the Consolidated Statements of Operations. Gains on these contracts totaled $214,000 for the nine months ended September 30, 2002 and $50,000 in 2001.

SECURITIES LENDING PROGRAM

     The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short periods of time through a lending agent. A fee is paid to us by the borrower. Collateral, comprised of cash and government securities, is maintained by the lending agent. The Company has an indemnification agreement with the lending agent in the event a borrower becomes insolvent or fails to return securities. The Company had loaned securities with a market value of $37.4 million and $38.5 million secured by collateral of $39.1 million and $39.6 million at September 30, 2002 and 2001, respectively. The loaned securities are maintained on the Consolidated Statements of Financial Position as a part of invested assets. We have incurred no losses on the loan program since its inception.

               RESERVES FOR OUR PROPERTY AND CASUALTY SUBSIDIARIES

     Loss reserves are established to account for the estimated ultimate costs of loss and loss adjustment expenses for claims that have been reported but not yet settled and claims that have been incurred but not yet reported. The estimated loss reserve for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved and knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. Estimates of reserves for unreported claims and loss settlement expenses are determined on the basis of historical information by line of business as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of historical loss development patterns that reflect the impact of inflation as well as other factors such as changes in claims handling practices, changes in laws and changes in allowable expenses among other things.

     The Property and Casualty Group establishes loss and loss expense reserves for the Property and Casualty Group and for all states as a whole for various lines of business groupings. Bulk and incurred but not reported reserves are allocated to each company, state, and line of business. The Property and Casualty Group reviews the insurance laws of all states in which it operates, not just domiciliary states, to ensure that carried loss and loss adjustment expense reserves meet requirements. The statutory annual statements filed by the companies comprising the Property and Casualty Group contain actuarial opinions as to reserve adequacy as required by the states in which the Property and Casualty Group does business.

     The loss and loss adjustment expense reserves are computed in accordance with accepted loss reserving standards and principles for the purpose of making a reasonable provision for all unpaid loss and loss expense obligations under the terms of the Property and Casualty Group's policies and agreements. However, the process of estimating the liability for unpaid losses and loss adjustment expenses is inherently judgmental and can be influenced by factors subject to variation. Possible sources of variation include claim frequency and severity, changing rates of inflation as well as changes in other economic conditions, judicial trends and legislative changes. It is unlikely that future losses and loss adjustment expenses will develop exactly as projected. The Property and Casualty Group continually refines reserves as experience develops and new information becomes known. The Property and Casualty Group reflects adjustments to reserves in the results of operations in the periods in which the estimates are changed. With the exception of reserves relating to certain workers' compensation cases, which have been discounted at 2.5% since 1998, loss reserves are not discounted.

     The Property and Casualty Group continuously reevaluates reserve estimates and retrospectively reviews past reserve estimates. The Property and Casualty Group modifies our selections when we observe current development diverging from our selected development pattern. The Property and Casualty Group also performs various reasonability checks. Historical variation between actual and estimated development has not been material in relation to policyholder surplus as of the year ended December 31, 2001.

     The following table sets forth the development of our property and casualty subsidiaries' reserves for unpaid losses and loss adjustment expense from 1992 through 2001, the period that our property and casualty subsidiaries have assumed underwriting activity under the intercompany pool.

          PROPERTY AND CASUALTY SUBSIDIARIES OF ERIE INDEMNITY COMPANY

             RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

                                                                     Year Ended December 31,
                                    ------------------------------------------------------------------------------------------
(amounts in millions)                2001     2000      1999     1998     1997      1996     1995      1994     1993      1992
                                    -------  -------   -------   ------   ------    ------   ------    ------   ------    -----
Net liability for unpaid losses
  and loss adjustment               $ 118.7 $  102.3  $   95.0  $  91.4  $  89.5   $  84.9  $  79.0   $  68.9  $  65.4   $  61.0
  expense ("LAE")                   -------

NET LIABILITY RE-ESTIMATED AS OF:

   One year later                              110.4     103.0     91.3     88.9      87.2     78.4      65.7     61.8      59.0
                                               -----
   Two years later                                       103.9     93.2     85.3      86.6     79.4      65.3     58.5      55.2
                                                         -----
   Three years later                                               94.1     87.6      83.4     80.2      68.6     60.1      53.4
                                                                   ----
   Four years later                                                         87.5      84.4     78.2      69.4     65.7      56.1
                                                                            ----
   Five years later                                                                   84.5     78.9      68.2     67.3      60.9
                                                                                      ----
   Six years later                                                                             79.8      68.8     68.8      62.9
                                                                                               ----
   Seven years later                                                                                     69.7     68.2      64.3
                                                                                                         ----
   Eight years later                                                                                              69.3      63.8
                                                                                                                  ----
   Nine years later                                                                                                         64.8
                                                                                                                            ----
Cumulative (deficiency)
redundancy                                      (8.1)     (8.9)    (2.7)     2.0       0.4     (0.8)     (0.8)    (3.9)     (3.8)
                                            ========  ========  =======  =======   =======  =======   =======  =======   =======

Net liability for unpaid
  losses and LAE                    $ 118.7 $  102.3  $   95.0  $  91.4  $  89.5   $  84.9  $  79.0   $  68.9  $  65.4   $  61.0
Reinsurance recoverable on
  unpaid losses                       438.6    375.6     337.9    334.8    323.9     301.5    278.3     275.9    288.5     293.0
                                    ------- --------  --------  -------  -------   -------  -------   -------  -------   -------
Gross liability for unpaid
losses and LAE                      $ 557.3 $  477.9  $  432.9  $ 426.2  $ 413.4   $ 386.4  $ 357.3   $ 344.8  $ 353.9   $ 354.0
                                    ======= ========  ========  =======  =======   =======  =======   =======  =======   =======

GROSS RE-ESTIMATED LIABILITY AS OF:

   One year later                           $  500.4  $  463.2  $ 414.3  $ 410.6   $ 394.2  $ 351.0   $ 327.3  $ 323.2   $ 408.4
                                            --------
   Two years later                                       464.9    429.0    398.4     398.2    362.3     332.7    322.8     312.6
                                                      --------
   Three years later                                              426.9    406.0     388.0    373.0     351.6    332.7     313.2
                                                                -------
   Four years later                                                        402.4     391.3    367.7     364.0    358.2     325.9
                                                                         -------
   Five years later                                                                  389.3    370.8     361.8    371.8     349.2
                                                                                   -------
   Six years later                                                                            368.6     365.0    370.3     364.1
                                                                                            -------
   Seven years later                                                                                    363.0    374.9     362.1
                                                                                                      -------
   Eight years later                                                                                             373.4     367.9
                                                                                                               -------
   Nine years later                                                                                                        365.4
                                                                                                                         -------
Cumulative (deficiency)
  redundancy                                   (22.5)    (32.0)    (0.7)    11.0      (2.9)   (11.3)    (18.2)   (19.5)    (11.4)
                                            ========  ========  =======  =======   =======  =======   =======  =======   =======

          PROPERTY AND CASUALTY SUBSIDIARIES OF ERIE INDEMNITY COMPANY

             RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES
                                   (CONTINUED)

CUMULATIVE AMOUNT OF
   NET LIABILITY PAID THROUGH:
   One year later                         $ 41.2    $ 38.9   $ 33.6   $ 31.3    $ 32.6   $ 29.3    $ 22.1   $ 24.2    $ 22.0
                                          ------
   Two years later                                    59.2     52.4     48.3      48.7     44.7      36.2     34.9      34.2
                                                      ----
   Three years later                                           63.9     59.2      57.8     53.9      44.7     42.2      39.3
                                                               ----
   Four years later                                                     65.5      63.5     59.4      49.8     46.5      43.3
                                                                        ----
   Five years later                                                               67.4     62.5      53.2     49.1      45.6
                                                                                  ----
   Six years later                                                                         64.8      55.0     51.3      47.1
                                                                                           ----
   Seven years later                                                                                 56.5     52.6      48.5
                                                                                                     ----
   Eight years later                                                                                          53.7      49.4
                                                                                                              ----
   Nine years later                                                                                                     50.2
                                                                                                                        ----
CUMULATIVE AMOUNT OF
   GROSS LIABILITY PAID THROUGH:
   One year later                         $174.4    $158.9   $145.4   $136.9    $141.3   $131.9    $134.0   $140.6    $130.3
                                          ------
   Two years later                                   244.9    228.2    211.5     212.2    199.2     199.9    214.7     205.6
                                                     -----
   Three years later                                          274.9    256.8     250.0    235.7     233.4    247.2     244.7
                                                              -----
   Four years later                                                    280.5     271.6    256.0     253.4    264.4     262.0
                                                                       -----
   Five years later                                                              285.9    267.7     265.0    275.3     270.9
                                                                                 -----
   Six years later                                                                        276.1     272.3    282.8     277.1
                                                                                          -----
   Seven years later                                                                                277.6    288.1     281.3
                                                                                                    -----
   Eight years later                                                                                         292.5     284.9
                                                                                                             -----
   Nine years later                                                                                                    288.7
                                                                                                                       -----

Additional information with respect to the reserve activity of our property and casualty subsidiaries may be found at Notes to Consolidated Financial Statements -- Note 2 -- Significant Accounting Policies beginning on page F-12.

     The top line shows the estimated liability that was recorded at the end of each of the indicated years for all current and prior year unpaid losses and loss expenses. The upper portion of the table shows re-estimations of the original recorded reserve as of the end of each successive year. The estimate is increased or decreased as payments are made and more information becomes known about the development of remaining unpaid claims. The lower portion of the table shows the cumulative amount paid in succeeding years for losses incurred prior to the Statement of Financial Position date. The cumulative deficiency or redundancy represents the aggregate amount by which original estimates of reserves as of that year-end have changed in subsequent years. An excess in reserves means that reserves established in prior years exceeded actual losses and loss adjustment expenses or were reevaluated at less than the originally reserved amount. A deficiency in reserves means that the reserves established in prior years were less than actual losses and loss adjustment expenses or were reevaluated at more than the originally reserved amount.

     The Property and Casualty Group does not discount reserves except for workers' compensation reserves on a non-tabular basis. The workers' compensation reserves are discounted at a risk-adjusted 2.5% interest rate as permitted by the Insurance Department of the Commonwealth of Pennsylvania. The discount is based upon the Property and Casualty Group's historical workers' compensation payout pattern. Our reserve liability, as a result of this discounting, was reduced by $2.4 million, $1.5 million, $1.4 million and $1.6 million at December 31, 2001, 2000, 1999 and 1998, respectively. Reserves were not discounted before 1998.

     The 2001 unpaid losses and loss adjustment expenses reserve of $557.3 million includes the Property and Casualty Group's share of estimated incurred losses from the unaffiliated reinsurance business stemming from the September 11th attack on the World Trade Center. Incurred losses are the total losses sustained by an insurer or reinsurer under its policies or contracts, whether paid or unpaid, and include a provision for incurred but not reported losses. The portion of World Trade Center losses recorded by our property and casualty subsidiaries after giving effect to recoveries from the excess of loss agreement with the Exchange was $5.8 million, or $0.06 per share, after taxes. The Property and Casualty Group is exposed to both direct and reinsurance losses arising from possible future terrorist actions.

     Adverse development on loss reserves established for the year ended December 31, 2000 was the result of an increase in loss costs experienced by the Property and Casualty Group's direct business related to its automobile liability and workers' compensation lines of business. The development for the personal and commercial automobile liability lines of business has been above expected due to changes in claims handling procedures, which makes the extrapolation of future development from historical patterns very difficult. Development has also been above expected on uninsured motorist bodily injury and underinsured motorist bodily injury coverages due to precedents set by unfavorable court decisions and an evolving arbitration system. The increase in claims development costs for the workers' compensation line of business has been above expected largely because of the reevaluation of known claims in which the claimants suffered catastrophic injuries. Adverse development on loss reserves established for the year ended December 31, 1999 was the result of an increase in loss severity experienced by the Property and Casualty Group on its direct business and additional losses on its voluntary assumed reinsurance business related to the late December 1999 European wind storms.


     Adjustments to reserves for adverse loss development from prior accident years are recorded when known to management. Adverse loss development has been incurred on prior accident years during the first nine months of 2002. This adverse loss development was factored into management's decision to increase loss and loss adjustment reserves for members of the Property and Casualty Group by approximately $184 million in the fourth quarter of 2002.


                 REINSURANCE OF THE PROPERTY AND CASUALTY GROUP


     After 1993 through 2002, the Property and Casualty Group did not purchase treaty reinsurance, including catastrophe reinsurance, because management concluded, during its periodic assessment of the Property and Casualty Group's catastrophe exposure, that the benefits of such coverage were outweighed by the costs of such coverage in light of the Exchange's substantial surplus and its ratio of net premiums written to surplus. Effective January 1, 2003, the Property and Casualty Group entered into a property catastrophe reinsurance treaty that provides coverage of 95% of a loss up to $415 million in excess of the Property and Casualty Group's loss retention of $115 million per occurrence. Treaty reinsurance is an agreement between a ceding company and a reinsurer reinsuring a specified type or category of risk defined in the agreement. Under a typical reinsurance treaty, the ceding company is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risk originally insured or reinsured by the ceding company. Because the Exchange has a 94.5% participation in the Property and Casualty Group's underwriting results and provides reinsurance for the 5.5% participation in the underwriting results of our subsidiaries, the Exchange's financial condition could be adversely affected by insurance losses to a greater extent than if reinsurance coverage were maintained. If the recently purchased property catastrophe treaty reinsurance had been in effect during 2002, there would have been no recoveries and the profitability of the Exchange would not have been affected except by the cost of such reinsurance. Effective January 1, 2003, the Property and Casualty Group has obtained a property risk excess of loss reinsurance treaty on commercial property risks that covers commercial risks that exceed our current risk retention guidelines of $5.0 million per risk.


                               BUSINESS VOLATILITY

     The Company's management fee is earned when premiums are written as substantially all of the services performed by the Company, including sales, underwriting and policy issuance are completed. Historically, due to policy renewal and sales patterns, management fees earned are greater in the second and third quarters of the calendar year. While loss and loss adjustment expenses are not entirely predictable, historically such costs have been greater during the third and fourth quarters, influenced by the weather in the geographic regions where the Property and Casualty Group operates.

     The profitability of the property and casualty insurance business can be influenced by many external factors some of which include rate competition, the severity and frequency of claims, terrorist actions, natural disasters, state regulation of premium rates, other competitive factors, defaults of reinsurers, investment market conditions, general business conditions, court decisions that define and may expand the extent of coverage and the amount of compensation due for injuries and losses.

                                   COMPETITION

     The Property and Casualty Group is ranked by the A.M. Best Company as the 25th largest property and casualty insurance group in the United States based upon the 2001 net premium written. Among the Property and Casualty Group's major national competitors are State Farm Group (ranked #1), Allstate Insurance Group (ranked #2), Zurich / Farmers Group (ranked #3), Travelers/Citigroup Companies (ranked #6) and Nationwide Group (ranked #7). Among the regional insurance companies, the Property and Casualty Group's major competitors are Cincinnati Insurance Companies (ranked #28) and American Family Insurance Group (ranked #19).

     The property and casualty markets in which the Property and Casualty Group operates are highly competitive. Property and casualty insurers generally compete on the basis of customer service, price, brand recognition, coverages offered, claim handling ability, financial stability and geographic coverage. In addition, because the insurance products of the Property and Casualty Group are marketed exclusively through independent insurance agents, these agents have the opportunity to represent more than one company. The Property and Casualty Group, thus, potentially faces competition within its appointed agencies based on product, price and service relationships.

     Market competition bears directly on the price charged for insurance products and services, subject to the regulatory limitations. Growth is driven by a company's ability to provide insurance services at a price that is reasonable and acceptable to the customer. In addition, the marketplace is affected by available capacity of the insurance industry. Industry surplus expands and contracts primarily in conjunction with profit levels generated by the industry. Growth is the product of a company's ability to retain existing customers and to attract new customers as well as movement in the average premium per policy charged by the Property and Casualty Group. Firming pricing in 2001 and the first nine months of 2002 and a return to "hard market" conditions, particularly for commercial and personal insurance, have allowed the Property and Casualty Group to raise premium rates or maintain current premium rates to gain competitive advantage in the insurance marketplace.

     The Erie Insurance Group follows several strategies that our management believes will result in underwriting performance that exceeds those of the property and casualty industry in general. First, we employ an underwriting philosophy and product mix targeted to produce a Property and Casualty Group-wide underwriting profit, i.e., a combined ratio of less than 100% on a long-term basis, through careful risk selection and rational pricing. The careful selection of risks allows for lower claims frequency and loss severity, thereby enabling insurance to be offered at favorable prices.

     Second, Erie Insurance Group's management focuses on consistently providing superior service to policyholders and agents is reflected in its policy retention and new policy growth rates. Policy retention remained excellent at 91.1%, 90.9%, 91.0% and 90.5% for the twelve months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively, for all lines of business combined. Continued improvement in new policy growth drove the gains experienced in the Property and Casualty Group's direct written premium. Policies in force increased at an annualized rate of 11.9% to 3.4 million at September 30, 2002, 8.5% to 3.1 million in 2001 from 2.9 million in 2000 and 6.5% in 2000 from 2.7 million in 1999.

     Third, Erie Insurance Group's business model is designed to provide the advantages of localized marketing and claims servicing with the economies of scale from centralized accounting, administrative, underwriting, investment, information management and other support services.

     Finally, the Company carefully selects the independent agencies that represent the Property and Casualty Group and the Property and Casualty Group seeks to be the lead insurer with agents in order to enhance the agency relationship and the likelihood of receiving the most desirable underwriting opportunities from agents. The Company has ongoing, direct communications with the agency force. Agents have access to a number of Company-sponsored venues designed to promote sharing of ideas, concerns and suggestions with the senior management of the Property and Casualty Group with the goal of improving communications and service. These efforts have resulted in outstanding agency penetration and the ability to sustain long-term agency partnerships.

                              GOVERNMENT REGULATION

     The Property and Casualty Group are subject to supervision and regulation in the states in which they transact business. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies, but generally derives from state statutes that delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the authority of the state insurance departments includes the establishment of standards of solvency that must be met and maintained by insurers, the licensing to do business of insurers and agents, the nature of the limitations on investments, the approval of premium rates for property and casualty insurance, the provisions that insurers must make for current losses and future liabilities, the deposit of securities for the benefit of policyholders, the approval of policy forms, notice requirements for the cancellation of policies and the approval of certain changes in control. In addition, many states have enacted variations of competitive rate-making laws that allow insurers to set certain premium rates for certain classes of insurance without having to obtain the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

     The Property and Casualty Group may be required, under the solvency or guaranty laws of the various states in which they are licensed, to pay assessments to fund policyholder losses or liabilities of insolvent insurance companies. Depending on state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of premiums written for the relevant lines of insurance in that state each year to pay the claims of an insolvent insurer. Certain states permit these assessments, or a portion thereof, to be recorded as an offset to future premium taxes. The members of the Property and Casualty Group has made accruals for their portion of assessments related to such insolvencies to the extent they can be estimated, based upon the most current information furnished by the guaranty associations.

     The Property and Casualty Group are also required to participate in various involuntary insurance programs for automobile insurance, as well as other property and casualty lines, in states in which such companies operate. These involuntary programs provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. These programs include joint underwriting associations, assigned risk plans, fair access to insurance requirements ("FAIR") plans, reinsurance facilities and windstorm plans. Legislation establishing these programs generally provides for participation in proportion to voluntary premium writings of related lines of business in that state. Generally, state law requires participation in such programs as a condition to doing business in that state. The loss ratio on insurance written under involuntary programs has traditionally been greater than the loss ratio on insurance in the voluntary market; however, the impact of these involuntary programs on the Property and Casualty Group has been immaterial.

     Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in the holding company system is required to register with the insurance supervisory authority of its state of domicile and furnish information regarding the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine us and the Property and Casualty Group at any time, require disclosure of material transactions with the insurers and us as an insurance holding company and require prior approval of certain transactions between us and the Property and Casualty Group.

     All transactions within the holding company system affecting the insurers we manage are filed with the applicable insurance departments and must be fair and reasonable. Approval of the applicable insurance commissioner is required prior to the consummation of transactions affecting the control of an insurer. In some states, the acquisition of 10% or more of the outstanding common stock of an insurer or its holding company is presumed to be a change in control.

     As a public company, we are subject to the corporate governance standards set forth in the recently enacted Sarbanes-Oxley Act of 2002 and other recent changes to the federal securities laws, as well as any rules or regulations that may be promulgated by the Securities and Exchange Commission or the Nasdaq Stock Market(SM). Compliance with these standards, rules and regulations, as well as with accelerated filing requirements that have recently been enacted, impose additional administrative costs and burdens on us.

                              FINANCIAL REGULATION

     Our property and casualty insurance subsidiaries are required to file financial statements prepared in accordance with SAP. The adjustments necessary to reconcile the net income and shareholders' equity of our property and casualty insurance subsidiaries' prepared in accordance with SAP to net income and shareholders' equity prepared in accordance with GAAP are as follows:

                       ERIE INDEMNITY COMPANY SUBSIDIARIES
                        GAAP RECONCILIATION OF NET INCOME

                                                   Nine Months Ended
                                                      September 30,                        Year Ended December 31,
                                                  --------    --------    --------------------------------------------------------
(amounts in thousands)                              2002        2001        2001        2000        1999        1998        1997
                                                  --------    --------    --------    --------    --------    --------    --------
                                                      (unaudited)
SAP net income (loss) .........................   $ (7,306)   $ (2,225)   $ (4,929)   $  5,091    $  9,546    $ 14,663    $  8,446
ADJUSTMENTS:
 Deferred policy acquisition costs ............      4,617       3,431       3,816       1,798         542         580         742
 Deferred income taxes ........................      1,734          17       1,392          32         226      (1,855)      1,409
 Federal alternative minimum tax credit
   recoverable ................................          0           0           0         188           0         795      (1,815)
 Salvage and subrogation ......................          0           0         312         221         158          12          94
 Incurred premium adjustment ..................     (3,251)     (1,931)     (1,816)       (798)       (542)       (580)       (742)
 Other ........................................       (114)        130          83          10         (59)         (3)        (78)
                                                  --------    --------    --------    --------    --------    --------    --------
GAAP net income (loss) ........................   $ (4,320)   $   (578)   $ (1,142)   $  6,542    $  9,871    $ 13,612    $  8,056
                                                  ========    ========    ========    ========    ========    ========    ========

                       ERIE INDEMNITY COMPANY SUBSIDIARIES
                   GAAP RECONCILIATION OF SHAREHOLDERS' EQUITY

                                                   At September 30,                          At December 31,
                                                ---------------------   -----------------------------------------------------------
(amounts in thousands)                            2002        2001         2001       2000        1999         1998        1997
                                                ---------   ---------   ---------- ---------    ---------    ---------    ---------
                                                    (unaudited)
SAP shareholders' equity ....................   $  85,543   $  95,018   $  92,128  $  89,637    $  81,709    $  74,348    $  60,628
ADJUSTMENTS:
 Deferred policy acquisition costs ..........      21,635      16,633      17,018     13,202       11,405       10,863       10,284
 Difference between GAAP and SAP deferred
   income taxes .............................      (1,190)     (2,024)       (354)     3,569        3,350        4,143        5,998
 Federal alternative maximum tax credit
   recoverable ..............................           0           0           0          0            0       (1,020)      (1,815)
 Salvage and subrogation ....................       3,661       3,349       3,661      3,349        3,128        2,970        2,957
 Statutory reserves .........................           0           0           0        865        2,656        2,619        1,823
 Incurred premium adjustment ................     (17,269)    (14,133)    (14,018)   (12,202)     (11,405)     (10,863)     (10,284)
 Unrealized gains net of deferred taxes .....       9,557       6,666       4,722      2,331           38        7,653        6,697
 Other ......................................         230         159         223          7           (3)           0            8
                                                ---------   ---------   ---------  ---------    ---------    ---------    ---------
GAAP shareholders' equity ...................   $ 102,167   $ 105,668   $ 103,380  $ 100,758    $  90,878    $  90,713    $  76,296
                                                =========   =========   =========  =========    =========    =========    =========

     Effective January 1, 2001, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) as the NAIC-supported basis of accounting. Codification resulted in changes to the SAP-based financial statements of our property and casualty insurance subsidiaries, the most significant of which was the recording of statutory deferred taxes for certain of the property and casualty insurance subsidiaries. The total cumulative adjustment increased the statutory surplus of our property and casualty insurance subsidiaries by $4.4 million as of January 1, 2001.

     The NAIC has adopted risk-based capital ("RBC") standards that require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. These RBC standards have not affected the operation of our property and casualty insurance subsidiaries and affiliates because each of them has statutory capital and surplus in excess of RBC requirements.

                             ERIE INSURANCE EXCHANGE

                                     GENERAL

     Erie Insurance Exchange was organized in Pennsylvania in 1925 by H.O. Hirt and Oliver G. Crawford as a reciprocal insurance exchange. A reciprocal insurance exchange is an unincorporated association that consists of individuals, corporations or entities who, as subscribers, exchange contracts of insurance (policies) and share insurance risks among themselves, and whose affairs are managed by an attorney-in-fact appointed at the time of application for insurance. The subscribers pay premiums for insurance coverage that are intended to be sufficient to cover all of the costs of operating the reciprocal insurance exchange, including the payments of losses covered by the insurance policies issued by the reciprocal insurance exchange and the payment of the management fees of the attorney-in-fact, and generate a profit that is retained by the reciprocal insurance exchange as surplus. The purpose of the surplus is to increase the financial strength of the reciprocal insurance exchange so that it has greater capacity to pay the insurance losses incurred by its subscribers.

     The subscriber's agreement between each policyholder and the Exchange, which is executed by each applicant when applying for insurance coverage from the Exchange, permits us to retain up to 25% of the direct written premiums of the Exchange in addition to the direct written premiums of the other members of the Property and Casualty Group, all of which are assumed by the Exchange under a pooling agreement. The management fee rate is generally set by our board of directors each December for the following year. In consideration for this payment, the Company performs certain services for the Exchange relating to the sales, underwriting and issuance of policies on behalf of the Exchange. Each subscriber's agreement provides that the remainder of the premium must be used by the Exchange for losses, loss adjustment expenses, investment expenses, damages, legal expenses, court costs, taxes, assessments, licenses, fees, any other governmental fines and charges, establishment of reserves and surplus and reinsurance and may be used for dividends and other purposes to the advantage of the policyholders of the Exchange. The provisions in the subscriber's agreements executed by the policyholders regarding the Company's appointment as attorney-in-fact are the sole agreements governing the services performed by the Company for the Exchange. There is no provision for termination of the Company's appointment as attorney-in-fact and it is not affected by an insured's disability or incapacity. Under the insurance holding company statute in effect in Pennsylvania, all transactions between members of an insurance holding company system, including the attorney-in-fact portions of the subscriber's agreement, are subject to various filing and approval requirements. The Exchange has not received any notices of disapproval from the Pennsylvania Insurance Department.

     Flagship City Insurance Company is a Pennsylvania-based, wholly owned subsidiary of Erie Insurance Exchange that writes Pennsylvania assigned risk automobile and workers' compensation business.

     The principal entity in the Erie Insurance Group, the Exchange, wrote $2.0 billion in direct premiums in 2001 and is the 26th largest writer of property and casualty insurance in the United States as measured by direct premiums according to A.M. Best. Premiums written in Pennsylvania accounted for 59% of the Exchange's direct written premiums in 2001.

     Under an agreement among the Exchange, Erie Insurance Company and Erie Insurance Company of New York governing the pooling arrangement, all property and casualty business, including relevant liabilities, premiums and reserves, is ceded to the Exchange. The pooling arrangement expressly does not include investment results and other non-underwriting operations and income tax obligations of the parties. The Exchange acts on behalf of Erie Insurance Company and Erie Insurance Company of New York to fulfill all obligations under ceded insurance policies and to adjust and pay all related claims and underwriting expenses. This pooling arrangement provides for Erie Insurance Company and Erie Insurance Company of New York to share proportionately thereafter through retrocession of liabilities, premiums and reserves in the results of the Property and Casualty Group, except for the provisions of the excess of loss reinsurance agreement discussed below. Erie Insurance Company's and Erie Insurance Company of New York's proportionate share of the reinsurance pool is 5.0% and 0.5% percent, respectively, which percentages may only be changed by each party executing a written amendment. Erie Insurance Property & Casualty Company and Flagship City Insurance Company, the other members of the Property and Casualty Group, have entered into quota share reinsurance agreements with the Exchange, whereby all property and casualty business of those entities, including relevant liabilities, premiums and reserves, is ceded to the Exchange. Accordingly, all of this business becomes subject to the pool. The pooling agreement and the two quota share reinsurance agreements each may be terminated by any party to the respective agreement as of the end of any calendar year by providing not less than 90 days' advance written notice.


     The Pennsylvania Insurance Holding Companies Act requires that all transactions within a holding company system to which an insurer is a party must be fair and reasonable and any charges or fees for services performed must be reasonable. Any management agreement, service agreement, cost sharing arrangement and reinsurance agreements must be filed with the Pennsylvania Insurance Department and are subject to Department review. The agreement governing the pooling arrangement and the quota share reinsurance agreements were accordingly filed with the Pennsylvania Insurance Department. The Pennsylvania Insurance Department has never provided any notification of disapproval to any member of the Property and Casualty Group or the Company.


     The Exchange has A.M. Best's highest rating of A++ (superior). On a statutory basis, the Exchange had total assets of $6.2 billion, total liabilities of $4.0 billion and policyholders' surplus of $2.1 billion, as of September 30, 2002. The Exchange owns a 53.5% stake in Erie Family Life Insurance Company, an affiliated life insurance and annuity provider.

     The selected financial data of the Exchange presented below as of and for the years ended December 31, 1997 through 2001 are derived from annual statements prepared in accordance with SAP that were audited by our independent auditors. The financial statements of the Exchange included in these annual statements are prepared in accordance with SAP required by the NAIC Accounting Practices and Procedures Manual, as modified to include prescribed or permitted practices of the Commonwealth of Pennsylvania. The Exchange does not, nor is it required to, prepare financial statements in accordance with GAAP. Financial statements prepared under SAP provide a more conservative approach than under GAAP. Under SAP, the principal focus is on the solvency of the insurer in order to protect the interests of the policyholders. The material differences between SAP and GAAP as they relate to the Exchange include the following:

     .    SAP provides a more conservative approach to the valuation of invested assets than GAAP.

     .    SAP recognizes expenses when incurred and does not allow for the establishment of deferred policy acquisition cost assets that is required by GAAP.

     .    GAAP requires the establishment of an asset for the estimated salvage and subrogation that will be recovered in the future. Under SAP, a company may establish this recoverable but is not required to do so. The Exchange does not establish salvage and subrogation recoveries.

     .    SAP deferred tax calculations follow GAAP with certain modifications for the realization criteria of deferred tax assets and the recording of the impact of changes in its deferred tax balances.

     The Company believes the condensed statutory financial statements of the Exchange, particularly its surplus and premium levels, are relevant to investors and other readers of this prospectus, and that the Exchange's financial information is meaningful even if it is presented using SAP because:

     .    The Exchange is the sole entity for which the Company contractually provides services in its role as attorney-in-fact for the policyholders. These revenues constituted 78% of the Company's total revenues in 2001.

     .    The management fee rate level is reviewed and established annually by the board of directors of the Company. A major criterion for setting the management fee rate level is the financial strength and well being of the Exchange as determined by a review of the information presented in the statutory financial statements of the Exchange.

     .    The Company has significant accounts receivable from the Exchange, and three of the Company's subsidiaries have reinsurance agreements with the Exchange.

     The selected financial data below as of and for the nine months ended September 30, 2001 and 2002 is derived from the Exchange's unaudited financial statements prepared in accordance with SAP. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. The financial data set forth below is only a summary.

                             ERIE INSURANCE EXCHANGE
                         SELECTED FINANCIAL INFORMATION
                          (STATUTORY ACCOUNTING BASIS)

                                              Nine Months Ended
                                                September 30,                            Year Ended December 31,
                                           -----------  -----------  --------------------------------------------------------------
(amounts in thousands)                         2002         2001         2001         2000         1999         1998        1997
                                           -----------  -----------  -----------  -----------  -----------  ----------- -----------
                                                 (unaudited)
INCOME STATEMENT INFORMATION:
Net premiums earned                        $ 2,140,526  $ 1,792,450  $ 2,422,600  $ 2,161,034  $ 2,039,791  $ 1,971,525 $ 1,877,270
Loss and loss adjustment expenses            1,727,052    1,568,896    2,150,749    1,714,487    1,509,895    1,372,705   1,375,643
Insurance underwriting and other expenses      718,881      551,623      766,304      624,622      576,031      568,149     520,648
                                           -----------  -----------  -----------  -----------  -----------  ----------- -----------
Net underwriting (loss) income             $  (305,407) $  (328,069) $  (494,453) $  (178,075) $   (46,135) $    30,671 $   (19,021)
Investment income (loss), net                   48,237      (32,489)    (421,754)     347,582      428,874      378,845     365,393
Federal income tax expense (benefit)           (68,925)     (43,230)    (300,257)      42,433      102,339      102,917      86,627
                                           -----------  -----------  -----------  -----------  -----------  ----------- -----------
Net income (loss)                          $  (188,245) $  (317,328) $  (615,950) $   127,074  $   280,400  $   306,599 $   259,745
                                           ===========  ===========  ===========  ===========  ===========  =========== ===========

BALANCE SHEET INFORMATION:
Cash and invested assets                   $ 5,238,660  $ 5,563,420  $ 5,990,511  $ 6,357,658  $ 6,860,008  $ 5,604,496 $ 4,670,320
Total assets                                 6,190,240    6,317,728    6,998,794    6,969,746    7,415,176    6,174,590   5,204,856
Claims and unearned premium reserves         3,663,000    3,084,067    3,200,836    2,654,300    2,463,806    2,388,958   2,328,230
Total liabilities                            4,042,623    3,418,368    3,953,243    2,847,861    2,660,713    2,582,998   2,490,465
Policyholders' surplus (1)(2)                2,147,617    2,899,360    3,045,551    4,121,885    4,754,462    3,591,592   2,714,391

-------------------
(1) Periods beginning after January 1, 2001 are computed taking into consideration changes in SAP required by the NAIC Accounting Practices and Procedures Manual. An adjustment made on January 1, 2001 as a result of such changes decreased policyholders' surplus by $523.8 million.

(2) Under a practice prescribed by the Commonwealth of Pennsylvania, unearned premium reserves are reduced (and policyholders' surplus increased) by the amount of the management fee ultimately payable by the Exchange to us correlating to premiums not yet earned at the respective financial statement date. At December 31, 2001, this amount was $240.9 million.

                           PERFORMANCE OF THE EXCHANGE

OVERVIEW OF FINANCIAL RESULTS (STATUTORY ACCOUNTING BASIS)

     The Exchange has a 94.5% participation in the underwriting results of the Property and Casualty Group.

     In 1997 and 1998, soft market conditions in the property and casualty insurance industry characterized by decreased revenues, less stringent underwriting standards and an excess of surplus in the industry, created severe price competition in commercial and personal lines of insurance, including private passenger automobile, the Property and Casualty Group's largest line of business. Lower pricing on private passenger automobile insurance was driven by changing driver demographics, safer cars, tougher drunk driving laws and other factors that reduced automobile insurance loss costs. Emerging forms of distribution, including direct response writers who spent a considerable amount of money on advertising in order to build brand awareness, intensified competition. Competitors targeted the Property and Casualty Group's private passenger automobile policyholders by offering them lower insurance rates. Management believed the loss of these customers would have adversely affected the Property and Casualty Group since its policyholder base would have included a greater percentage of drivers with higher loss costs. Higher average premium rates would then be required to be charged to these less profitable policyholders, which would have exacerbated the competitive rate problem. These competitive conditions resulted in slower new policy growth and declines in policy retention rates for the Property and Casualty Group. Management viewed these competitive effects as a serious threat to the well-being of the Property and Casualty Group.

     Following discussions with our board of directors in 1998, management decided to reduce premium rates in 1998 and 1999 to remain price competitive in order to retain the Property and Casualty Group's most profitable customers. Management discussed with our board that one effect of these pricing actions would be to reduce underwriting profitability, with a consequent reduction in surplus. All policies issued by the Property and Casualty Group are for a one-year term. Therefore, it takes one year for a rate change to be effective and another year to be recognized fully in the underwriting results of the Property and Casualty Group. As a result, the 1998 and 1999 premium rate reductions negatively affected the Property and Casualty Group's underwriting results in 2000 and 2001. The lower, more competitive private passenger automobile premium rates have been an important factor in stronger new policy growth and a return to traditional retention rates for the Property and Casualty Group in 2002.

     The Company and the Property and Casualty Group have responded to underwriting losses in their direct business in light of changing competitive positions in a number of ways, including:

     .    adopting stricter underwriting requirements;

     .    restricting policy coverages;

     .    increasing the emphasis on reviewing existing policies and accounts to determine which risks continue to meet underwriting guidelines and taking appropriate action regarding those policies and accounts that do not;

     .    continuing the focus on claims strategies to reduce claims severity, such as reducing claims fraud; and

     .    raising premium rates on its direct lines of insurance.

     The Property and Casualty Group began raising premium rates on its direct lines of insurance in 2001, and has continued to file and receive approval for significant premium rate increases for 2002 and 2003. Through October 1, 2002, the calendar year impact of premium rate increases approved by regulators, filed and unapproved by regulators and anticipated filings not yet filed amounted to $122 million for 2002 and $145 million for 2003. In most instances, a combination of these measures has been employed to address underwriting losses in a particular line of business or line of business within a particular state.

     Since it takes one year for rate changes to become effective and another year to be recognized fully in the underwriting results of the Property and Casualty Group, management believes increased pricing, together with these other measures, will help to reduce the Property and Casualty Group's underwriting losses for future accident years, excluding catastrophe losses, as long as increases in loss costs do not exceed the effect of the measures taken. The Property and Casualty Group continually monitors its accident year loss costs and takes actions designed to lower or offset its loss costs.

     In 1999, 2000, and 2001, the Property and Casualty Group also incurred significant underwriting losses from its non-affiliated assumed reinsurance business. In late December 1999, significant assumed reinsurance losses were incurred from severe wind storms in Western Europe, which also affected incurred losses in 2000 as a result of adverse loss reserve development related to these storms. In 2001, the Property and Casualty Group incurred a $150 million loss from assumed reinsurance related to the World Trade Center terrorist attack. Other significant losses were incurred in 2000 and 2001 by the Property and Casualty Group from non-affiliated assumed reinsurance.

     The Property and Casualty Group has also taken action to respond to underwriting losses in its non-affiliated assumed reinsurance business. In 2002, the Property and Casualty Group reunderwrote all of its assumed reinsurance treaties. A significant number of treaties were cancelled, and total aggregate limits on the treaties written were reduced significantly. Reinsurance premium rates also were increased significantly, rising 40% to 50%. Finally, terrorism coverage was specifically excluded from all reinsurance treaties entered into in 2002. Management believes these measures will significantly improve the 2002 accident year results for the non-affiliated assumed reinsurance business of the Property and Casualty Group.

     In 1985, the Exchange increased its investments in common equities as a core element of its investment strategy. Prior to the more recent decline in the equity markets, the Exchange's common equities portfolio had grown at December 31, 1999 to a market value of $3.8 billion including unrealized appreciation of $2.6 billion. However, as a result of the recent downturn in the equity markets, the common equities portfolio of the Exchange has experienced a decline in value. From its inception in 1985 through September 30, 2002, the common equities portfolio of the Exchange has produced returns, inclusive of realized and unrealized gains (net of losses) and dividend income, of $1.4 billion.

     At September 30, 2002, the Exchange had investments in marketable securities of approximately $4.7 billion, which included investments in unaffiliated common equity securities of approximately $2.0 billion with a cost basis of $1.4 billion. Investments in marketable securities and marketable common equity securities comprised 76.0% and 32.8%, respectively, of the Exchange's admitted assets at September 30, 2002. Management believes the Exchange's concentration of investment in marketable common equity securities is greater than that of most of its competitors. All of the Exchange's marketable security investments are subject to market volatility. The Exchange's marketable securities have exposure to price risk and the volatility of the capital markets and general economic conditions. The stock market decline in 2002 has reduced the value of the Exchange's marketable securities by $1.3 billion during the first nine months of 2002, compared to $1.0 billion during the first nine months of 2001.

     Management believes that the Exchange's focus on investments in common equities has produced a higher rate of return since 1985 than the Exchange would have realized if its investment portfolio had included a lesser amount of common equities.

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 (STATUTORY ACCOUNTING BASIS)

     The Exchange recorded a net loss of $188.2 million in the first nine months of 2002, compared to a net loss of $317.3 million for the same period in 2001. Premiums earned increased 19.4% for the nine months ended September 30, 2002, to $2.1 billion from $1.8 billion for the same period in 2001. The strong premium growth was outpaced by greater loss and underwriting expenses in 2002. The Exchange also recognized $118.3 million in net realized losses from investments in 2002 on the sale of securities and related charges for impairments in investment values.

     The underwriting loss recorded by the Exchange totaled $305.4 million in the first nine months of 2002, compared to a loss of $328.1 million for the same period in 2001. Catastrophe losses were partly responsible for the increased losses and totaled $93.3 million for the nine months ended September 30, 2002, compared to $25.3 million for the same period in 2001. Increased loss severity was also a factor in the underwriting loss. Losses resulting from spring wind and hail storm related events and categorized as catastrophes by the Property and Casualty Group totaled $79.6 million in 2002. Increased underwriting expenses also contributed to the increased underwriting loss in the first nine months of 2002 when compared to 2001. Included in the underwriting expenses are the Exchange's share of eCommerce initiative expenses covered under the technology cost sharing agreement that totaled $51.6 million for the nine months ended September 30, 2002 compared to $10.3 million for the same period in 2001.

     Net investment income totaled $48.2 million for the nine months ended September 30, 2002 compared to losses of $32.5 million for the same period in 2001. Investment income from interest, dividends and rent increased 9.7% to $166.6 million for the first nine months of 2002 from $151.9 million for the same period in 2001. Realized losses on investments totaled $118.3 million in the first nine months of 2002, compared to $184.4 million in 2001. Impairment charges of investments with declines in value considered by management to be other than temporary totaled $132.0 million for the nine months ended September 30, 2002, including $17.8 million related to securities of WorldCom Group. Impairment charges on investments totaled $215.9 million for the nine months ended September 30, 2001.

     Unrealized capital losses, net of deferred taxes, totaled $749.3 million and $822.3 million for the nine months ended September 30, 2002 and 2001, respectively. In the first nine months of 2002, the Exchange's policyholders' surplus declined by $897.9 million. Policyholders' surplus totaled $2.1 billion at September 30, 2002.

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (STATUTORY ACCOUNTING BASIS)

     The Exchange recorded a net loss of $616.0 million in 2001, compared to net income of $127.1 million in 2000 and $280.4 million in 1999. Premiums earned increased 12.1% in 2001, to $2.4 billion from $2.2 billion in 2000, and 5.9% in 2000 from $2.0 billion in 1999. While the premium growth was strong, the Exchange incurred greater losses and loss adjustment expenses in 2001. The Exchange also recognized $622.1 million in net realized losses from investments in 2001 on the sale of securities and related charges for impairments in investment values.

     The underwriting loss during 2001 was $494.5 million, compared to losses of $178.1 million recorded in 2000 and $46.1 million recorded in 1999. The 2001 underwriting loss largely resulted from significant premium rate reductions implemented in 1998 and 1999 in response to the intensely competitive conditions in the private passenger automobile lines of business and higher claims severity in private passenger and commercial automobile and workers' compensation insurance, as well as losses from assumed reinsurance, some of which relate to the September 11th terrorist attack on the World Trade Center. The Exchange's estimated incurred losses from the World Trade Center terrorist attack assumes that the attack is considered one event. The Exchange's potential exposure would increase between approximately $47 million and $71 million if the attack is considered two events. The 2000 underwriting results were negatively impacted by the adverse loss development experienced in the Exchange's reinsurance operations, specifically adverse loss development during calendar year 2000 from end of December 1999 European wind storms.

     Net investment losses totaled $421.8 million in 2001 compared to net investment income of $347.6 million in 2000 and $428.9 million in 1999. Investment income from interest, dividends and rent declined 7.8% to $200.4 million in 2001 from $217.3 in 2000 and increased 3.4% in 2000 from $210.2 million in 1999. Investment income dropped in 2001, due to reduced earnings from limited partnership investments and interest rate declines on the Exchange's bond portfolio. Realized losses on investments totaled $622.1 million in 2001, compared to realized gains of $130.2 million in 2000 and $218.7 million in 1999. The Exchange recognized realized losses in 2001 as a result of the sale of securities and charges for other than temporary impairments of common and preferred stock and limited partnership investments. The sale on investments in a loss position in 2001 was part of a proactive year-end tax selling strategy. Net realized losses from the sales of securities totaled $583.1 million, of which the Exchange recovered $197.6 million in federal income taxes paid in 1998, 1999 and 2000. Of this total realized loss, $21.0 million related to sales of securities of Enron Corporation and its related legal entities. Impairment charges of investments with declines in value considered by management to be other than temporary totaled $256.9 million in 2001 and $7.6 million in 2000. There were no such charges recorded in 1999.

     Effective January 1, 2001, the Exchange adopted changes in SAP required by the NAIC Accounting Practices and Procedures Manual, with deviations for practices prescribed or permitted by state insurance commissioners. Adoption of these new accounting standards resulted in changes to the Exchange's statutory-basis financial statements. The cumulative effect of adoption reduced statutory surplus by $523.8 million at January 1, 2001. The most significant portion of the surplus adjustment was the establishment of a liability for deferred taxes, which reduced surplus by $538.8 million at that date, the majority of which resulted from deferred taxes on unrealized capital gains on the common stock investments of the Exchange.


     Underwriting losses combined with net realized capital losses and the cumulative effect of adopting codified statutory accounting principles resulted in a reduction to policyholders' surplus of $1.1 billion. Policyholders' surplus totaled $3.0 billion at December 31, 2001.

                       ERIE FAMILY LIFE INSURANCE COMPANY

     Erie Family Life Insurance Company markets individual and group life insurance policies, including universal life, annuity and disability income products. Many of the Company's and the Exchange's agents are also agents of Erie Family Life Insurance Company and can sell a broader portfolio of Erie Insurance Group products to their customers. Erie Family Life Insurance Company is owned 21.6% by us, 53.5% by the Exchange and the remaining 24.9% by public shareholders, who are predominantly directors, agents and employees of the Company. Erie Family Life Insurance Company trades on the OTC Bulletin Board under the symbol "ERIF".

     As of September 30, 2002, Erie Family Life Insurance Company had GAAP assets of $1,266.9 million and shareholders' equity of $216.5 million. For the nine months ended September 30, 2002, Erie Family Life Insurance Company had net operating income, excluding realized losses, of $13.0 million.

                                   MANAGEMENT

                                   DIRECTORS

     Our board of directors currently consists of 12 members, each of whom is elected annually to serve for a term of one year and until the election of the director's successor. In July 2002, we increased the number of board seats to 13, and there is currently one vacancy on the board. Certain information as to our directors is as follows:


                Name                  Age        Director Since
     ---------------------------     -----    --------------------

     Samuel P. Black, III             60              1997
     J. Ralph Borneman, Jr.           64              1992
     Patricia A. Garrison-Corbin      55              2000
     Susan Hirt Hagen                 67              1980
     F. William Hirt                  77              1965
     Samuel P. Katz                   53              2000
     Claude C. Lilly, III             56              2000
     Jeffrey A. Ludrof                43              2002
     Henry N. Nassau                  48              2000
     John M. Petersen                 74              1979
     Jan R. Van Gorder                55              1990
     Robert C. Wilburn                59              1999


     Samuel P. Black, III is President, Treasurer and Secretary of Samuel P. Black & Associates, Inc., an insurance agency with which he has been associated since 1973. Mr. Black is also the managing general partner and a limited partner of Black Interests Limited Partnership, the selling shareholder.

     J. Ralph Borneman, Jr. has been President and Chief Executive Officer of Body-Borneman Associates, Inc., an insurance agency, and President of Body-Borneman, Ltd. and Body-Borneman, Inc., insurance agencies, since 1967. Mr. Borneman is also a director of National Penn Bancshares.

     Patricia A. Garrison-Corbin is a founder, and has been President and Chief Executive Officer since 1986, of P.G. Corbin & Company, Inc., a firm that provides financial advisory and investment management services for municipalities. She is also a director of P.G. Corbin Asset Management, Inc.

     Susan Hirt Hagen was Managing Partner of Hagen, Herr & Peppin, group relations consultants, from 1990 until it discontinued operations in 1999. Since 1999, Mrs. Hagen has focused more of her time and efforts fulfilling her responsibilities as a co-trustee of the H.O.

Hirt Trusts, a position she has held since 1967, and as a director of the Company and its subsidiaries. Mrs. Hagen also engages in private investment, community leadership and philanthropic activities.

     F. William Hirt has been Chairman of the Board of the Company since 1993. Mr. Hirt is a co-trustee of the H.O. Hirt Trusts.

     Samuel P. Katz has been Chief Executive Officer of Greater Philadelphia First, a business leadership civic organization, since July 2000. He is also a founder, and has been President since 1997, of EnterSport Capital Advisors, Inc., a private investment and consulting firm and Managing Partner of Wynnefield Capital Advisors, Inc., a fund manager of a private equity venture fund since 1997.

     Claude C. Lilly, III has been Dean, Belk College of Business
Administration, University of North Carolina, Charlotte, since 1998, and James
H. Harris Chair of Risk Management and Insurance, Belk College of Business Administration, University of North Carolina, Charlotte, since 1997.

     Jeffrey A. Ludrof has been President and Chief Executive Officer of the Company since May 2002. Mr. Ludrof was Executive Vice President-Insurance Operations of the Company from 1999 to May 2002, and was a Senior Vice President of the Company from 1994 to 1999.

     Henry N. Nassau has been Managing Director, General Counsel and Secretary of Internet Capital Group, Inc., an internet holding company, since 1999. He was a partner of Dechert for 12 years prior thereto and Chairman of the Business Department of that law firm for his last 18 months at the firm. Mr. Nassau is a director of various companies associated with Internet Capital Group, Inc., various companies associated with Albert Abela Corporation and of Bliley Technologies, Inc.

     John M. Petersen, who retired from the Company in 1995 and currently serves as an equity investment consultant to the Company, was President of the Company from 1990 to 1995, Chief Executive Officer of the Company from 1993 to 1995 and Treasurer and Chief Financial Officer of the Company from 1992 to 1995. Mr. Petersen is a director of Spectrum Control.

     Jan R. Van Gorder has been Senior Executive Vice President, Secretary and General Counsel of the Company since 1990. Mr. Van Gorder served as Acting President and Chief Executive Officer from January 2002 to May 2002.

     Robert C. Wilburn has been President and Chief Executive Officer of the Gettysburg National Battlefield Museum Foundation since 2000, and Distinguished Service Professor, Carnegie Mellon University, since 1999. Mr. Wilburn was President and Chief Executive Officer of the Colonial Williamsburg Foundation from 1992 to 1999.

     Information regarding the compensation and benefits of the Company's directors and executive and division officers is included in the proxy statements relating to the Company's annual meetings of shareholders that are incorporated herein by reference.

                               EXECUTIVE OFFICERS

     The following table sets forth certain information regarding executive officers of companies that comprise Erie Insurance Group, each of whom has served with us for more than 20 years.


           Name             Age                     Positions
-------------------------  -----  ----------------------------------------------

Jeffrey A. Ludrof            43   President and Chief Executive Officer since
                                  May 2002

Jan R. Van Gorder            55   Senior Executive Vice President, Secretary and
                                  General Counsel since 1990

Philip A.  Garcia            46   Executive Vice President and Chief Financial
                                  Officer since 1997

John J. Brinling, Jr.        55   Executive Vice President, Erie Family Life
                                  Insurance Company, since 1990

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     J. Ralph Borneman, Jr. and Samuel P. Black, III, two of our directors, are also officers and principal shareholders of insurance agencies that receive insurance commissions in the ordinary course of business from the insurance companies we manage in accordance with the insurance companies' standard commission schedules and agents' contracts. During 2001, the Borneman agencies were paid $3,761,503 and the Black agencies were paid $517,923 in commissions for insurance business placed with the insurance companies we managed. In 1999, 2000 and 2001, Mr. Borneman, in his capacity as an insurance agent, received a commission of $4,500 in connection with a workers' compensation insurance policy covering our employees that he placed with Fireman's Fund Insurance Company, based on competitive bids. The policy was placed with another insurance carrier as of January 1, 2002, and Mr. Borneman will not receive any commission from the placement of this policy.

     John M. Petersen, a director and a former President and Chief Executive Officer who retired on December 31, 1995 and who served as Chief Investment Officer for Erie Insurance Group companies for many years, is a party to a consulting arrangement with us. Under the consulting arrangement, which is terminable on 30 days notice by either party, Mr. Petersen provides investment services with respect to the common stock investments of us, our pension trust, the Exchange and Erie Family Life Insurance Company. As compensation for his services, Mr. Petersen receives a fee of 0.15 of 1%, on an annualized basis, of the fair market value of the common equities portfolios he manages. We also pay for all necessary and reasonable expenses incurred by Mr. Petersen in rendering the services he provides. The payments to Mr. Petersen in 2001 for services he rendered to the Exchange, us, our pension trust and Erie Family Life Insurance Company were $4,584,610, $177,956, $135,723 and $93,632, respectively, or a total of $4,991,921.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth as of December 31, 2002, the amount and percentage of our outstanding Class A common stock and Class B common stock beneficially owned by (i) each person who is known by us to own beneficially more than 5% of our Class A common stock or Class B common stock, (ii) each director of the Company, (iii) each of our five highest-paid executive officers in 2001 and (iv) all of our officers and directors as a group.



                                                                              At December 31, 2002
                                            -------------------------------------------------------------------------------------
                                            Shares of Class A          Percent of             Shares of               Percent of
             Name of Individual               Common Stock            Outstanding          Class B Common            Outstanding
            or Identity of Group              Beneficially              Class A           Stock Beneficially        Class B Common
            --------------------             Owned (12)(13)        Common Stock (14)        Owned (12)(13)            Stock (14)
                                             --------------        -----------------        --------------            ----------
5% HOLDERS:
SELLING SHAREHOLDER:
Black Interests Limited Partnership (1)          8,726,250             13.63%                     390                   13.45%
  Erie, Pennsylvania

OTHER SHAREHOLDERS:
Samuel P. Black, III (1)(2)                      8,880,286             13.87%                     410                   14.14%
  Erie, Pennsylvania
Hagen Family Limited Partnership (3)(4)         10,092,900             15.76%                       1                     ---
  Erie, Pennsylvania
H.O. Hirt Trusts (5)                                   ---               ---                    2,340                   80.69%
  Erie, Pennsylvania
Susan Hirt Hagen (3)(4)(5)                       6,659,086             10.40%                   2,352                   81.10%
  Erie, Pennsylvania
Hirt Family Limited Partnership (6)(7)          11,830,000             18.47%                     ---                     ---
  Erie, Pennsylvania
F. William Hirt (5)(6)(7)                       12,718,546             19.86%                   2,360                   81.38%
  Erie, Pennsylvania

DIRECTORS (8):
J. Ralph Borneman, Jr.                              50,286               ---                      ---                     ---
Patricia A. Garrison-Corbin                            386               ---                      ---                     ---
Samuel P. Katz                                         786               ---                      ---                     ---
Claude C. Lilly, III                                   786               ---                      ---                     ---
Jeffrey A. Ludrof                                    2,326               ---                      ---                     ---
Henry N. Nassau                                        886               ---                      ---                     ---
John M. Petersen (9)                             2,260,323              3.53%                       1                     ---
Jan R. Van Gorder                                  122,167               ---                        1                     ---
Robert C. Wilburn                                    2,286               ---                      ---                     ---

EXECUTIVE OFFICERS (10):
Philip A. Garcia                                    90,835               ---                      ---                     ---
John J. Brinling, Jr.                               15,075               ---                      ---                     ---
All Directors and Executive Officers
  as a group (15 persons) (11)                  40,915,755             63.89%                   2,788                   96.14%


-------------


(1) Mr. Black is the managing general partner and a limited partner of Black Interests Limited Partnership. Mr. Black has the right to vote the shares held by Black Interests Limited Partnership. If all of the 390 shares of Class B common stock beneficially owned by the Black Interests Limited Partnership were converted into Class A common stock, the maximum number of shares of Class A common stock that the Black Interests Limited Partnership could be deemed to own would be 9,662,250 shares of Class A common stock, or 14.87% of the then outstanding shares of Class A common stock.

(2) Mr. Black owns 130,036 shares of Class A common stock directly and 24,000 shares of Class A common stock indirectly through Samuel P. Black & Associates, of which Mr. Black is President and for which Mr. Black has the right to vote the shares. Mr. Black also owns 20 shares of Class B common stock directly. If all of these 20 shares of Class B common stock were converted into Class A common stock, the maximum number of shares of Class A common stock that Mr. Black could be deemed to own would be 202,036 shares of Class A common stock, or less than 1% of the then outstanding shares of Class A common stock. The beneficial ownership of Class A common stock and Class B common stock includes the 8,726,250 shares of Class A common stock and 390 shares of Class B common stock owned by the Black Interests Limited Partnership discussed in footnote 1. The maximum number of shares of Class A common stock that could be deemed beneficially owned by Mr. Black and Black Interests Limited Partnership, including upon conversion of Class B common stock, would be 9,864,286 shares of Class A common stock or 15.17% of the then outstanding shares of Class A common stock.

(3) Mrs. Hagen and her husband, Thomas B. Hagen, are limited partners of the Hagen Family Limited Partnership and Mr. Hagen is the general partner. If the share of Class B common stock beneficially owned by the Hagen Family Limited Partnership were converted into Class A common stock, the maximum number of shares of Class A common stock that the Hagen Family Limited Partnership could be deemed to own beneficially would be 10,095,300 shares of Class A common stock, or 15.76% of the then outstanding shares of Class A common stock.

(4) Mrs. Hagen owns 586 shares of Class A common stock directly and 6,658,500 shares of Class A common stock indirectly through a personal trust of which Mrs. Hagen is the sole trustee. Mrs. Hagen owns 12 shares of Class B common stock directly. If all 12 of these shares of Class B common stock Mrs. Hagen could be deemed to own beneficially were converted into Class A common stock, the maximum number of shares of Class A common stock that Mrs. Hagen could be deemed to own beneficially would be 6,687,886 shares of Class A common stock, or 10.44% of the then outstanding shares of Class A common stock. Thomas B. Hagen, Mrs. Hagen's husband, disclaims beneficial ownership of the shares of Class A common stock and Class B common stock owned by Mrs. Hagen. Mrs. Hagen disclaims beneficial ownership of the Class A common stock and Class B common stock owned by Mr. Hagen. Mrs. Hagen also disclaims beneficial ownership of the 10,092,900 shares of Class A common stock and one share of Class B common stock owned by the Hagen Family Limited Partnership discussed in footnote 3. However, the beneficial ownership for Mrs. Hagen includes the 2,340 shares of Class B common stock owned by the H.O. Hirt Trusts discussed in footnote 5. The maximum number of shares of Class A common stock that could be deemed beneficially owned by Mrs. Hagen, Mr. Hagen and the Hagen Family Limited Partnership, including upon conversion of Class B common stock, would be 22,411,486 shares of Class A common stock or 32.16% of the then outstanding shares of Class A common stock.

(5) There are two H.O. Hirt Trusts, one for the benefit of Mr. Hirt and one for the benefit of Mrs. Hagen. Each of the H.O. Hirt Trusts is the record owner of 1,170 shares of Class B common stock, or 40.34% of the outstanding shares of Class B common stock. The trustees of the H.O. Hirt Trusts as of the date of this prospectus are Mr. Hirt, Mrs. Hagen and Bankers Trust Company. Mr. Hirt and Mrs. Hagen, who are brother and sister, are each the beneficial owner of 1,170 shares of Class B common stock held by the H.O. Hirt Trust of which each is the beneficiary and, as Co-Trustees, along with Bankers Trust Company, have shared voting power over the 2,340 shares of Class B common stock held by the H.O. Hirt Trusts. If all 2,340 shares of Class B common stock the H.O. Hirt Trusts own were converted into Class A common stock, the maximum number of shares of Class A common stock that the H.O. Hirt Trusts could own would be 5,616,000 shares of Class A common stock or 8.06% of the then outstanding shares of Class A common stock.


(6) Mr. Hirt is the general and a limited partner of the Hirt Family Limited Partnership.


(7) Mr. Hirt owns 888,546 shares of Class A common stock directly. Mr. Hirt also owns 20 shares of Class B common stock directly. If all of these 20 shares of Class B common stock were converted into Class A common stock, the maximum number of shares of Class A common stock that Mr. Hirt could be deemed to own beneficially would be 936,546 shares of Class A common stock, or 1.46% of the then outstanding shares of Class A common stock. The beneficial ownership of Class A common stock and Class B common stock includes the 11,830,000 shares of Class A common stock owned by the Hirt Family Limited Partnership discussed in footnote 6 and the 2,340 shares of Class B common stock owned by the H.O Hirt Trusts discussed in footnote 5. The maximum number of shares of Class A common stock that could be deemed beneficially owned by Mr. Hirt, the Hirt Family Limited Partnership and the H.O. Hirt Trusts, including upon conversion of Class B common stock, would be 18,382,546 shares of Class A common stock or 26.37% of the then outstanding shares of Class A common stock.


(8)  Excludes directors listed under "5% Holders".

(9) Mr. Petersen disclaims beneficial ownership of 120,000 shares of Class A common stock owned by his wife, Gertrude E. Petersen, which have been included in the total listed herein. The total also includes 200,000 shares held in the Petersen Family Limited Partnership of which Mr. Petersen is the general partner.

(10) Excludes executive officers listed under "Directors".


(11) If all of the 2,788 shares of Class B common stock beneficially owned by the directors and executive officers were converted into Class A common stock, the maximum number of shares of Class A common stock that the directors and executive officers could be deemed to own would be 47,606,955 shares of Class A common stock, or 67.31% of the then outstanding shares of Class A common stock.


(12) Information furnished by the named persons.

(13) Under the rules of the SEC, a person is deemed to be the beneficial owner of securities if the person has, or shares, "voting power" (which includes the power to vote, or to direct the voting of, such securities) or "investment power" (which includes the power to dispose, or to direct the disposition, of such securities). Under these rules, more than one person may be deemed to be the beneficial owner of the same securities. Securities beneficially owned also include securities owned jointly, in whole or in part, or individually by the person's spouse, minor children or other relatives who share the same home. The information set forth in the above table includes all shares of Class A common stock over which the named individuals, individually or together, share voting power or investment power, adjusted, however to eliminate the reporting of shares more than once in order not to overstate the aggregate beneficial ownership of such persons and to reflect shares as to which the named individuals disclaim beneficial ownership. The table does not reflect shares of Class A common stock issuable upon conversion of shares of Class B common stock, each of which is currently convertible into 2,400 shares of Class A common stock.

(14) Less than 1% unless otherwise indicated.

                              THE H.O. HIRT TRUSTS


     The H.O. Hirt Trusts own 80.7% of our Class B common stock, which is the only class of stock that can vote for the election of directors and most other matters. The trustees of the H.O. Hirt Trusts are Bankers Trust and F. William Hirt and Susan Hirt Hagen, who are brother and sister. Any determination by the H.O. Hirt Trusts requires a vote of two of the three trustees and, because the H.O. Hirt Trusts control 80.7% of our Class B voting stock, any such determination will control the outcome of any matter submitted for shareholder approval, except those matters pertaining only to the rights of the holders of Class A common stock.


PURPOSE OF THE H.O. HIRT TRUSTS

     The purpose of the H.O. Hirt Trusts, as set forth in paragraph 4.03(B) of the H.O. Hirt Trust Agreement, is as follows:

     "The Settlor [H.O. Hirt] hereby declares that the purpose of this Trust is to create and preserve unified ownership and control of ERIE INDEMNITY COMPANY as a means of preserving the existence of ERIE INSURANCE EXCHANGE and ERIE INDEMNITY COMPANY as viable entities capable of furnishing insurance to subscribers at the Exchange and employment to loyal employees of the Exchange and the Company. The Settlor further declares that in his experience in the insurance business over half a century, including the Great Depression of the 1930's, World War II, the Korean and Viet Nam wars and several recessions, he has never lost sight of the fact that ERIE INSURANCE EXCHANGE, as a reciprocal insurer, was organized and exists primarily for the benefit of its subscribers or policyholders and that therefore the interests of the people who put their trust in the Exchange for the protection of their personal and business affairs must come first. However, when the Exchange is healthy, its managing attorney-in-fact ERIE INDEMNITY COMPANY, will necessarily be prosperous and healthy, to the benefit of the stockholders of the latter. The Settlor therefore urges that the Trustees [currently Bankers Trust, F. William Hirt and Susan Hirt Hagen] familiarize themselves with the nature of reciprocal insurers in general and the ERIE INSURANCE EXCHANGE in particular; that in the discharge of their trust duties they concentrate, in cooperation with the Board of Directors of ERIE INDEMNITY COMPANY and the individual whom the Board designates from time to time as "Manager" of the Exchange and Company, to keep ERIE INSURANCE EXCHANGE in the best of health; and that only when the task proves impossible shall they consider what then appears to them to be a logical change to prevent deterioration and possible disaster to the interests of all concerned."

CERTAIN RECENT LITIGATION INVOLVING THE H.O. HIRT TRUSTS OR THE INDIVIDUAL TRUSTEES OF THE H.O. HIRT TRUSTS AND THE COMPANY

     LEGAL PROCEEDINGS RELATING TO THE APPOINTMENT OF A SUCCESSOR CORPORATE TRUSTEE TO BANKERS TRUST

     On March 3, 1999, Bankers Trust filed a petition with the Orphans' Court Division of the Court of Common Pleas of Erie County, Pennsylvania (the "Court"), requesting that the Court accept its resignation as corporate trustee of the H.O. Hirt Trusts. Two successor corporate trustee candidates, one supported by Mr. Hirt and one supported by Mrs. Hagen, have presented testimony to the Court in this matter. Subsequent to that testimony, Laurel Hirt, Mr. Hirt's daughter and a contingent beneficiary of the H.O. Hirt Trusts, filed a petition requesting that the Court also consider a third successor corporate trustee candidate not supported by Mr. Hirt. Mr. Hirt has made a filing objecting to Ms. Hirt's petition that is pending. Mrs. Hagen has not stated a position on Ms. Hirt's petition.

     In a related matter, Mr. Hirt and Mrs. Hagen were subject to a February 23, 2000 order issued by the Court to finalize certain matters relating to a so-called "funding plan" for the payment of the fees and costs of the successor corporate co-trustee and to make application to the Internal Revenue Service for a private letter ruling on the tax treatment of the finalized "funding plan". On June 13, 2002, the Court granted a petition filed by the trustees of the H.O. Hirt Trusts that permits the H.O. Hirt Trusts, under certain circumstances, to sell shares owned by the H.O. Hirt Trusts in order to fund the fees and expenses of the corporate trustee. Ms. Hirt has filed a notice of appeal with respect to this decision.

     PETITION FOR DECLARATORY JUDGMENT FILED BY BANKERS TRUST

     On May 6, 1999, Bankers Trust, in its capacity as corporate trustee of the H.O. Hirt Trusts, filed a petition with the Court seeking a determination whether Section 1405(c)(4) of the Pennsylvania Insurance Holding Companies Act provides the exclusive means by which persons may be nominated and elected to the Company's board of directors or whether shareholders independently have the power to nominate and elect to the board of directors persons other than those nominated by the nominating committee of the board of directors. Mrs. Hagen supported the petition, which was opposed by the Company and Mr. Hirt. On July 15, 1999, the Court dismissed the petition for lack of ripeness.

     LITIGATION REGARDING NOMINATIONS OF CANDIDATES FOR ELECTION AS DIRECTORS BY THE HOLDERS OF CLASS B COMMON STOCK

     On March 9, 2000, Mrs. Hagen commenced litigation in the Court in which she sought relief in the form of an order that (i) the nominating committee of the Company's board of directors does not have the exclusive right to nominate candidates for election as directors of the Company by shareholders, (ii) any holder of Class B common stock may nominate directly candidates for election as directors of the Company by shareholders and vote on those nominees and (iii) Mrs. Hagen has the right to submit nominees to a vote of Class B shareholders at annual meetings. On April 5, 2001, a Stipulation among Mrs. Hagen, Bankers Trust and the Company was filed with the Court whereby these three parties agreed to accept as a final adjudication of this matter an April 24, 2000 ruling by the Court granting a preliminary injunction, as requested by Mrs. Hagen, allowing the nomination by holders of Class B common stock directly of candidates for director in addition to those nominated by the nominating committee. The Stipulation is not binding on any other parties other than the signatories to the Stipulation.

                               SELLING SHAREHOLDER

     Black Interests Limited Partnership (the "Selling Shareholder") is offering
4.0 million shares of the Company's Class A common stock. The Selling Shareholder has also granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of the Company's Class A common stock. Samuel P. Black, III is the managing general partner of the partnership and has the right to vote the shares held by it. Mr. Black has been a director of our Company since 1997 and succeeded his father who served as a director during various periods from 1930 to 1997. Mr. Black is also an officer and principal shareholder of an insurance agency that receives insurance commissions in the ordinary course of business from the insurance companies we manage in accordance with the insurance companies' standard commission schedules and agents' contracts.

     A majority of the proceeds of the shares being offered as described in this prospectus will be used by the Selling Shareholder to pay estate taxes and other estate-related expenses arising from the recent death of the mother of Mr. Black and to make a charitable bequest. The following table lists the shares of Class A common stock and percentage of outstanding Class A common stock beneficially owned by the Selling Shareholder both before and after this offering.


                                                     Percent of                                                  Percent of
                        Shares of Class A           Outstanding                       Shares of Class A          Outstanding
                          Common Stock                Class A                            Common Stock              Class A
       Name of          Beneficially Owned          Common Stock       Shares to      Beneficially Owned         Common Stock
 Selling Shareholder   Prior to the Offering    Prior to the Offering   be Sold      After the Offering(1)   After the Offering(1)
 -------------------   ---------------------    ---------------------   -------      ---------------------   ---------------------
Black Interests              8,726,250                  13.63%         4,000,000             4,726,250                7.38%
  Limited
  Partnership


------------------

(1) Assumes the option granted to the underwriters to purchase up to 600,000 shares is not exercised. If the option is exercised in full, the Selling Shareholder will own 4,126,250 shares of Class A common stock, or 6.44%, after the offering.

                          DESCRIPTION OF CAPITAL STOCK


     As of January 1, 2003, our authorized capital stock consisted of 74,996,930 shares of Class A common stock, of which 64,037,106 shares were outstanding, and 2,900 shares of Class B common stock, of which 2,900 shares were outstanding. Our shares of Class A common stock do not have the right to vote on matters submitted to a vote of shareholders, except in the instance where applicable law permits shares of Class A common stock to vote as a class in regard to any change in the rights, preferences and privileges of our Class A common stock.


     If a dividend is declared and paid on our Class B common stock, each share of Class A common stock is entitled to the declaration and payment of a dividend, at the same time and on the same record date, in an amount at least equal to 2/3 of 1% of the dividend per share paid on our Class B common stock. In addition, shares of Class A common stock are entitled to receive dividends, if declared by our board of directors out of funds legally available therefor, without any requirement that a simultaneous dividend be declared on our Class B common stock.

     Holders of Class A common stock have the preemptive right to subscribe for and purchase, pro rata according to the number of shares held, any shares of Class A common stock we offer for sale for a cash consideration upon such terms as are fixed by our board of directors. This preemptive right does not apply to conversion of our Class B common stock into our Class A common stock. Our Class B common stock is convertible into our Class A common stock at the rate of 2,400 shares of Class A common stock for each share of Class B common stock and cannot be reissued following conversion or retirement.

     In the event of our liquidation, dissolution or winding-up, holders of Class A common stock and Class B common stock are entitled to share ratably in any assets available for distribution to shareholders and, in such event, each share of Class B common stock would be treated as if it had been converted into 2,400 shares of Class A common stock.

     The ownership of more than a majority of our Class B common stock by the H.O. Hirt Trusts, which by its terms authorize a change of control transaction only if it is required to maintain the health of the Exchange, can be expected to have the effect of preventing a change in control of us.

     Our By-laws provide that each director shall perform his or her duties in good faith, in a manner the director reasonably believes to be in our best interests and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Our By-laws further provide, as permitted by Pennsylvania law, that a director shall not have any personal liability, as such, for monetary damages for any action taken by the director unless (i) the director has breached or failed to perform the director's duties as stated above and (ii) the breach or failure constitutes self-dealing, willful misconduct or recklessness. This limitation on liability is not applicable to the liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to local, state or federal law.

                         SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our Class A common stock could drop due to sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.


     After the offering described in this prospectus, 64,037,106 shares of Class A common stock will be outstanding, which, except for any shares held by "affiliates" of the Company as defined in Rule 144 under the Securities Act of 1933, are freely tradable without registration under the Securities Act of 1933. Shares held by affiliates can be sold in compliance with Rule 144, pursuant to another exemption from registration or by registering such shares for resale under the Securities Act of 1933.


     In general, under Rule 144 as currently in effect, any person who is an affiliate or certain persons whose shares are aggregated with our affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     .    1% of the number of then-outstanding shares of Class A common stock;
     and

     .    the average weekly trading volume in the Class A common stock during the four calendar weeks preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission or, if on such notice is required to be filed, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.


     In connection with this offering, the Company, certain of its directors and officers, the Selling Shareholder and certain other shareholders have indicated that they will enter into lock-up agreements under which they will generally agree not to dispose of or hedge any of their shares or securities convertible into or exchangeable for shares of common stock of the Company during the 90-day period from the date of this prospectus without prior written approval of the underwriters. Certain of our existing shareholders, however, have not indicated that they will agree to enter into lock-up agreements, including Susan Hirt Hagen, who is a member of our board of directors and a trustee and a beneficiary of the H.O. Hirt Trusts and Thomas B. Hagen, who is Mrs. Hagen's husband. Also, Laurel A. Hirt has indicated that she will not agree to enter into a lock-up agreement. Ms. Hirt is a daughter of F. William Hirt, the chairman of our board of directors. Mr. Hirt is also a trustee and a beneficiary of the H.O. Hirt Trusts. Although we have not received any indication that Mr.

and Mrs. Hagen or Laurel Hirt are planning to sell Class A shares during the 90-day period from the date of this prospectus, Mr. and Mrs. Hagen and Laurel Hirt, if they do not execute lock-up agreements, may have available for sale up to 31.76% of the outstanding Class A shares, assuming no further conversion of Class B shares into Class A shares. Sales, or the availability for sale, by these shareholders following the consummation of this offering of a substantial number of shares of our Class A common stock that are not subject to lock-up agreements may have an adverse effect on the market price of our Class A common stock.

                                  UNDERWRITING

     The Company, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Advest, Inc., Cochran, Caronia Securities LLC and Legg Mason Wood Walker, Incorporated are acting as the representatives of the underwriters.

                      Underwriters                        Number of Shares
                      ------------                        ----------------

Goldman, Sachs & Co. ...............................
Credit Suisse First Boston Corporation .............
Advest, Inc. .......................................
Cochran, Caronia Securities LLC ....................
Legg Mason Wood Walker, Incorporated ...............


                                                             ---------
     Total .........................................         4,000,000
                                                             =========

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.


     If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy an additional 600,000 shares of Class A common stock from the selling shareholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same portion as set forth in the above table.

     The following table shows the per share and total underwriting discounts and commissions to be paid to each underwriter by the Selling Shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares of Class A common stock.


           Paid by the Selling Shareholder            No Exercise  Full Exercise
           -------------------------------            -----------  -------------

Per Share ..........................................        $            $
Total ..............................................        $            $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $_____ per share from the initial price to the public. Any such securities dealers may resell any shares purchased from underwriters to certain other brokers or dealers at a discount of up to $_____ per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the representatives may change the offering price and the other selling terms.

     The Company, certain of its directors and officers, the Selling Shareholder and certain other shareholders have agreed not to dispose of or hedge any of their shares or securities convertible into or exchangeable for shares of common stock of the Company during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans of the Company. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions and shares not expected to be subject to lock-up agreements.

     The Company's Class A common stock is quoted on the NASDAQ Stock Market(SM) under the symbol "ERIE."

     A prospectus in electronic form may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Underwriters may make Internet distributions on the same basis as other allocations.

     In connection with this offering, the underwriters may purchase and sell shares of the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the Selling Shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Class A common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have purchased shares sold by or for the account of such underwriter in stabilizing or short covering transaction.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market System, in the over-the-counter market or otherwise.

     Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the notes will not offer or sell any securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act of 2000 of Great Britain ("FSMA") with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or indictment to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which section 21(l) of the FSMA does not apply to the issuer.

     The securities have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any securities in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit, of any resident of reoffering or resale, directly or indirectly, in Japan, or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

     No offer to sell the securities has been or will be made in the Hong Kong Special Administrative Region of the Peoples Republic of China ("Hong Kong"), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the securities in Hong Kong other than with respect to the securities intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

     This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

     The Selling Shareholder estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $_____.

     The Company and the Selling Shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

     Certain legal matters with respect to the validity of the Class A common stock will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania. Certain legal matters with respect to the validity of the Class A common stock will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York, in reliance on the opinion of Duane Morris LLP with respect to Pennsylvania law.


                                     EXPERTS

     The financial statements included in this Registration Statement have been so included on the report of Malin, Bergquist & Company, LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

     The audit committee of our board of directors annually considers the selection of our independent auditors. On September 10, 2002, the audit committee selected Ernst & Young, LLP as our independent auditors for the fiscal year ending December 31, 2003.

            WHERE TO FIND MORE INFORMATION/INCORPORATION BY REFERENCE

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room.

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     .    incorporated documents are considered part of the prospectus;

     .    we can disclose important information to you by referring you to those documents; and

     .    information that we file with the SEC will automatically update and supersede the prospectus.

     We are incorporating by reference the documents listed below that were filed with the SEC under the Securities Exchange Act of 1934 under File No. 0-24000:

     .    Annual Report on Form 10-K for the year ended December 31, 2001;

     .    Definitive proxy statement filed under Section 14 of the Securities
     Exchange Act of 1934 in connection with the shareholders' meetings held on April 24, 2001 and April 30, 2002;

     .    Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002,
     June 30, 2002 and September 30, 2002; and


     .    Current Reports on Form 8-K filed January 23, 2002, May 8, 2002, July
     24, 2002, September 13, 2002, December 11, 2002, December 23, 2002 and
     January 7, 2003.


     We also incorporate by reference each of the following documents that we will file with the SEC after the date of the prospectus but before the end of the offering:

     .    Reports filed under Sections 13(a) and (c) of the Securities Exchange
     Act of 1934;

     .    Definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent shareholders' meeting; and

     .    Any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

Erie Indemnity Company
Attn: Jan R. Van Gorder,
Senior Executive Vice President,
Secretary and General Counsel
100 Erie Insurance Place
Erie, Pennsylvania 16530
Tel: (814) 870-2000
http://www.erieinsurance.com

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The Selling Shareholder will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

     This prospectus is part of a Registration Statement on Form S-3 we filed with the SEC (Registration No. 333-99943).

                             ERIE INDEMNITY COMPANY

                          INDEX TO FINANCIAL STATEMENTS

                                                                                    Page
                                                                                    ----
Independent Auditors' Report ......................................................  F-2
Consolidated Statements of Financial Position as of
  December 31, 2001 and 2000 ......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 2001, 2000 and 1999 ................................................  F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999 ..........................................  F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999 ................................................  F-8
Notes to Consolidated Financial Statements ........................................ F-10
Unaudited Consolidated Statement of Financial Position as of
  September 30, 2002 .............................................................. F-52
Unaudited Consolidated Statements of Operations for the
  nine-month periods ended September 30, 2002 and 2001 ............................ F-54
Unaudited Consolidated Statements of Comprehensive Income for the
  nine-month periods ended September 30, 2002 and 2001 ............................ F-55
Unaudited Consolidated Statements of Cash Flows for the
  nine-month periods ended September 30, 2002 and 2001 ............................ F-56
Notes to Unaudited Consolidated Financial Statements (Unaudited) .................. F-57

                          INDEPENDENT AUDITORS' REPORT
                    ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
Erie Indemnity Company
Erie, Pennsylvania

We have audited the accompanying Consolidated Statements of Financial Position of Erie Indemnity Company and subsidiaries as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Erie Indemnity Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Erie, Pennsylvania
February 7, 2002

                                     MALIN, BERGQUIST & COMPANY LLP

                             ERIE INDEMNITY COMPANY

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                        As of December 31, 2001 and 2000
                             (Dollars in thousands)

               ASSETS                                                     2001             2000
                                                                      ------------    -------------
Investments:
  Fixed maturities at fair value
    (amortized cost of $543,423
    and $524,172, respectively)                                       $    559,873    $     531,546
  Equity securities at fair value (cost of
    $159,727 and $184,968, respectively)                                   193,798          204,446
  Limited partnerships (cost of $79,668
    and $60,661, respectively)                                              81,596           68,242
  Real estate mortgage loans                                                 5,700            6,581
                                                                      ------------    -------------

      Total investments                                               $    840,967    $     810,815

  Cash and cash equivalents                                                 88,213           38,778
  Accrued investment income                                                  9,138            9,087
  Premiums receivable from Policyholders                                   186,175          156,269
  Prepaid federal income taxes                                              14,056            3,604
  Reinsurance recoverable from Erie Insurance Exchange
    on unpaid losses                                                       438,605          375,567
  Ceded unearned premiums to Erie Insurance Exchange                        52,450           36,483
  Note receivable from Erie Family Life Insurance Company                   15,000           15,000
  Other receivables from Erie Insurance Exchange and affiliates            149,600          119,959
  Reinsurance recoverable from non-affiliates                                  372              712
  Deferred policy acquisition costs                                         17,018           13,202
  Property and equipment                                                    14,635           13,856
  Equity in Erie Family Life Insurance Company                              44,683           42,331
  Other assets                                                              64,654           44,936
                                                                      ------------    -------------

  Total assets                                                        $  1,935,566    $   1,680,599
                                                                      ============    =============

See accompanying notes to consolidated financial statements.

                             ERIE INDEMNITY COMPANY

LIABILITIES AND SHAREHOLDERS' EQUITY                            2001             2000
                                                            ------------     ------------
LIABILITIES
   Unpaid losses and loss adjustment expenses               $   557,278      $   477,879
   Unearned premiums                                            311,969          263,855
   Commissions payable and accrued                              110,121           96,823
   Accounts payable and accrued expenses                         46,164           30,476
   Deferred income taxes                                         12,945            7,161
   Dividends payable                                             10,930            9,839
   Employee benefit obligations                                  20,904           15,551
                                                            -----------      -----------

      Total liabilities                                     $ 1,070,311      $   901,584
                                                            -----------      -----------
SHAREHOLDERS' EQUITY
 Capital stock
  Class A common, stated value $.0292 per
    share; authorized 74,996,930 shares; 67,032,000
    shares issued; 63,836,323 and 64,056,323 shares
    outstanding in 2001 and 2000, respectively              $     1,955      $    1,955
  Class B common, stated value $70 per
    share; authorized 3,070 shares;
    3,070 shares issued and outstanding                             215              215
  Additional paid-in capital                                      7,830            7,830
  Accumulated other comprehensive income                         35,222           23,182
  Retained earnings                                             913,406          831,552
                                                            -----------      -----------

Total contributed capital and retained earnings             $   958,628      $   864,734

Treasury stock, at cost, 3,195,677 shares in
2001 and 2,975,677 in 2000                                      (93,373)         (85,719)
                                                            -----------      -----------

      Total shareholders' equity                            $   865,255      $   779,015
                                                            -----------      -----------

      Total liabilities and shareholders' equity            $ 1,935,566      $ 1,680,599
                                                            ===========      ===========

See accompanying notes to consolidated financial statements.

                             ERIE INDEMNITY COMPANY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2001, 2000 and 1999
                 (Amounts in thousands, except per share data)

                                                                   2001             2000            1999
                                                               ------------     ------------    -----------
OPERATING REVENUE:

   Management fee revenue                                      $   634,966      $  551,646      $   513,375
   Premiums earned                                                 137,648         123,708          117,224
   Service agreement revenue                                        27,247          22,662           15,441
                                                               -----------      ----------      -----------

       Total operating revenue                                 $   799,861      $  698,016      $   646,040
                                                               -----------      ----------       ----------

OPERATING EXPENSES:

   Cost of management operations                               $   477,645      $  415,562      $   380,298
   Losses and loss adjustment expenses incurred                    117,201          99,564           87,719
   Policy acquisition and other underwriting expenses               40,910          34,546           33,044
                                                               -----------      ----------      -----------

       Total operating expenses                                $   635,756      $  549,672      $   501,061
                                                               -----------      ----------       ----------

OTHER INCOME AND EXPENSES:

   Investment income, net of expenses                          $    49,884      $   48,401      $    43,344
   Net realized (losses) gains on investments                      (31,879)         16,968           14,746
   Equity in (losses) earnings of limited partnerships                  (7)          4,733              641
                                                               -----------      ----------      -----------

       Total other income and expenses                         $    17,998      $   70,102      $    58,731
                                                               -----------      ----------       ----------

Income before income taxes and equity in earnings of
   Erie Family Life Insurance Company                          $   182,103      $  218,446      $   203,710

Less: Provision for income taxes                                    60,561          71,161           65,296
Equity in earnings of Erie Family Life Insurance
     Company, net of tax                                               719           5,108            4,692
                                                               -----------      ----------      -----------

       NET INCOME                                              $   122,261      $  152,393      $   143,106
                                                               ===========      ==========      ===========

Net income per share                                           $      1.71      $     2.12      $      1.95
                                                               ===========      ==========      ===========
Weighted average shares outstanding                                 71,342          71,954           73,487
                                                               ===========      ==========      ===========

See accompanying notes to consolidated financial statements.

                             ERIE INDEMNITY COMPANY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

                                                                 Total
                                                              Shareholders'    Comprehensive        Retained
                                                                 Equity           Income            Earnings
                                                            ---------------    -------------     --------------
Balance, January 1, 1999                                    $    655,223       $                 $   605,045
Comprehensive income
   Net income                                                    143,106       $   143,106           143,106
   Unrealized depreciation of investments, net of tax            (13,597)          (13,597)
                                                                               -----------
Comprehensive income                                                           $   129,509
                                                                               ===========
Purchase of treasury stock                                       (54,330)


Dividends declared:

   Class A $.495 per share                                       (32,575)                            (32,575)
   Class B $74.25 per share                                         (228)                               (228)
                                                            ------------                         -----------
Balance, December 31, 1999                                  $    697,599                         $   715,348
                                                            ------------                         -----------

Comprehensive income
   Net income                                                    152,393       $   152,393           152,393
   Unrealized depreciation of investments, net of tax             (3,399)           (3,399)
                                                                               -----------
Comprehensive income                                                           $   148,994
                                                                               ===========
Purchase of treasury stock                                       (31,389)
Dividends declared:
   Class A $.5575 per share                                      (35,932)                            (35,932)
   Class B $83.625 per share                                        (257)                               (257)
                                                            ------------                         -----------
Balance, December 31, 2000                                  $    779,015                         $   831,552
                                                            ------------                         -----------

Comprehensive income
   Net income                                                    122,261       $   122,261           122,261
   Unrealized appreciation of investments, net of tax             14,890            14,890

   Minimum pension liability adjustment, net of tax               (2,850)           (2,850)
                                                                               -----------
Comprehensive income                                                           $   134,301
                                                                               ===========
Purchase of treasury stock                                        (7,654)

Dividends declared:
   Class A $.6275 per share                                      (40,119)                            (40,119)
   Class B $94.125 per share                                        (288)                               (288)
                                                            ------------                          ----------
Balance, December 31, 2001                                  $    865,255                          $  913,406
                                                            ============                          ==========

                             ERIE INDEMNITY COMPANY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

  Accumulated
     Other
 Comprehensive       Class A      Class B         Additional         Treasury
     Income          Common       Common        Paid-in-Capital        Stock
---------------    -----------  -----------     ----------------    -----------

$     40,178       $   1,955    $     215       $     7,830         $        0



     (13,597)


                                                                       (54,330)


------------       ---------    ---------       -----------           --------
$     26,581       $   1,955    $     215       $     7,830           ($54,330)
------------       ---------    ---------       -----------           --------



      (3,399)


                                                                       (31,389)



------------       ---------    ---------       -----------           --------
$     23,182       $   1,955    $     215       $     7,830           ($85,719)
------------       ---------    ---------       -----------           --------



      14,890
      (2,850)


                                                                        (7,654)


------------       ---------    ---------       -----------           --------
$     35,222       $   1,955    $     215       $     7,830           ($93,373)
============       =========    =========       ===========           ========


See accompanying notes to consolidated financial statements.

                             ERIE INDEMNITY COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2001, 2000 and 1999
                             (Dollars in thousands)


                                                                     2001                 2000                1999
                                                                  -----------          ----------          ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                       $ 122,261           $ 152,393           $ 143,106
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                                    2,350               2,745               1,766
       Deferred income tax expense (benefit)                            1,013            (  2,112)           (  1,311)
       Amortization of deferred policy acquisition costs               24,276              22,793              22,507
       Realized loss (gain) on investments                             31,879            ( 16,968)           ( 14,746)
       Equity in losses (income) from limited partnerships                  7            (  4,733)           (    641)
           Net amortization of bond (discount) premium             (      199)           (     43)                 80
       Undistributed earnings of Erie Family Life                           0            (  4,020)           (  3,696)
       Dividends received in excess of undistributed
         earnings - Erie Family Life                                      821                   0                   0
           Deferred compensation                                          294                 642               1,212
   Increase in accrued investment income                           (       51)           (  1,089)           (    745)
   Increase in receivables                                         (  138,213)           ( 76,240)           (  6,274)
   Policy acquisition costs deferred                               (   28,092)           ( 24,591)           ( 23,049)
   Increase in prepaid expenses and other assets                   (   14,460)           (    939)           (  6,185)
   Increase in accounts payable and
     accrued expenses                                                  16,362               8,068               3,343
   Increase in commissions payable and accrued                         13,298               3,950               7,868
   Increase in income taxes recoverable                            (   10,452)           (    629)           (    466)
   Increase in loss reserves                                           79,398              44,984               6,730
   Increase in unearned premiums                                       48,115              26,403               7,469
                                                                  -----------          ----------          ----------
         Net cash provided by operating activities                  $ 148,607           $ 130,614           $ 136,968
                                                                  -----------          ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investments:
     Fixed maturities                                              ($ 235,854)         ($ 153,029)         ($ 162,769)
     Equity securities                                             (   67,549)         (   54,649)         (   71,637)
       Mortgage loans                                                       0                   0          (       66)
     Limited partnership investments                               (   28,380)         (   24,753)         (   20,667)
   Sales/maturities of investments:
     Fixed maturity sales                                             109,634              61,333              30,927
     Fixed maturity calls/maturities                                   80,223              59,570              64,094
     Equity securities                                                 90,589              55,596              84,187
     Mortgage loans                                                       882               1,649                 123
     Limited partnership sales or distributions                         6,634               6,227               1,368
   Purchase of property and equipment                              (    2,014)         (      308)         (      444)
   Purchase of computer software                                   (    1,113)         (    1,032)         (    4,194)
   Loans to agents                                                 (    7,612)         (    1,781)         (    3,459)
   Collections on agent loans                                           2,358               1,719               2,582
                                                                  -----------         -----------         -----------
         Net cash used in investing activities                     ($  52,202)         ($  49,458)         ($  79,955)
                                                                  -----------         -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid to shareholders                                  ($  39,316)         ($  35,203)         ($  32,049)
   Purchase of treasury stock                                      (    7,654)         (   31,389)         (   54,330)
                                                                  -----------         -----------         -----------
         Net cash used in financing activities                     ($  46,970)         ($  66,592)         ($  86,379)
                                                                  -----------         -----------         -----------
   Net increase (decrease) in cash and cash equivalents             $  49,435           $  14,564          ($  29,366)
   Cash and cash equivalents at beginning of year                      38,778              24,214              53,580
                                                                  -----------         -----------         -----------
   Cash and cash equivalents at end of year                         $  88,213           $  38,778           $  24,214
                                                                  ===========         ===========         ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the years ended December 31, 2001, 2000 and 1999 for income taxes was $70,751, $74,286 and $67,495, respectively.

See accompanying notes to consolidated financial statements.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 1.   NATURE OF BUSINESS

         Erie Indemnity Company (Company), formed in 1925, is the attorney-in-fact for the Erie Insurance Exchange (Exchange), a reciprocal insurance exchange. The Company earns a management fee for management services provided to the Exchange and its affiliates. The Exchange is a Pennsylvania domiciled property/casualty insurer rated A++ Superior by A. M. Best. The Exchange is the 23/rd/ largest insurer in the United States based on net premiums written for all lines of business. See also Note 10.

         The subscriber's agreement between each policyholder and the Exchange, which is executed by each applicant when applying for insurance coverage from the Exchange, permits us to retain up to 25% of the direct written premiums of the Exchange in addition to the direct written premiums of the other members of the Property and Casualty Group, all of which are assumed by the Exchange under a pooling agreement. The management fee rate is generally set by our board of directors each December for the following year. In consideration for this payment, the Company performs certain services for the Exchange relating to the sales, underwriting and issuance of policies on behalf of the Exchange. Each subscriber's agreement provides that the remainder of the premium must be used by the Exchange for losses, loss adjustment expenses, investment expenses, damages, legal expenses, court costs, taxes, assessments, licenses, fees, any other governmental fines and charges, establishment of reserves and surplus, and reinsurance and may be used for dividends and other purposes to the advantage of the policyholders of the Exchange. The provisions in the subscriber's agreements executed by the policyholders regarding the Company's appointment as attorney-in-fact are the sole agreements governing the services performed by the Company for the Exchange. There is no provision for termination of the Company's appointment as attorney-in-fact and it is not affected by an insured's disability or incapacity.

         The Company's property/casualty insurance subsidiaries also share proportionately in the results of all property/casualty insurance underwriting operations of the Exchange. The Exchange, Erie Insurance Company (EIC), a wholly-owned subsidiary of the Company, and the Erie Insurance Company of New York (EINY), a wholly-owned subsidiary of the EIC, are part of an intercompany pooling agreement. Under this agreement, EIC and EINY cede

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 1 NATURE OF BUSINESS (CONTINUED)

         100% of their property/casualty insurance business, including property/casualty insurance operations assets and liabilities, to the Exchange. The pooling arrangement expressly does not apply to investment and other non-underwriting operations and income tax obligations of the parties. The Exchange acts on behalf of EIC and EINY to fulfill all obligations under ceded insurance policies and to adjust and pay all related claims and underwriting expenses. Erie Insurance Property & Casualty Company, a wholly-owned subsidiary of the Company, and Flagship City Insurance Company, owned by the Exchange, participate in a quota share agreement, where all insurance business is ceded to the Exchange. The Exchange retrocedes to EIC and EINY a specified percentage (5% for EIC and .5% for EINY during 2001, 2000 and 1999) of all pooled property/casualty insurance business, including insurance operations assets and liabilities. The specified percentages may only be changed by each party executing a written amendment. Insurance ceded by EIC, EINY, Erie Insurance Property & Casualty Company and Flagship City Insurance Company, to the Exchange does not relieve EIC and EINY from their primary liability as the original insurers. The intercompany pooling agreement and the two quota share reinsurance agreements each may be terminated by any party to the respective agreement as of the end of any calendar year by providing not less than 90 days' advance written notice. See also Note 12.

         The Exchange, EIC and EINY together with the Erie Insurance Property & Casualty Company and the Flagship City Insurance Company as well as the Erie Family Life Insurance Company (EFL) operate collectively as the "Erie Insurance Group (EIG)."

         The property/casualty insurers of the Erie Insurance Group operate in 11 states and the District of Columbia. Business consists, to a large extent, of private passenger and commercial automobile, homeowners and workers' compensation insurance in Pennsylvania, Ohio, West Virginia, Maryland and Virginia.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

         Basis of presentation
         ---------------------

            The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America that differ from statutory accounting practices (SAP) prescribed or permitted for insurance companies by regulatory authorities. See also Note 13.

         Principles of consolidation
         ---------------------------

            The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The 21.6% equity ownership of EFL is not consolidated but accounted for under the equity method of accounting.

         Reclassifications
         -----------------

            Certain amounts reported in prior years have been reclassified to conform to the current year's financial statement presentation.

         Use of estimates
         ----------------

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments and cash equivalents
         --------------------------------

            Fixed maturities and marketable equity securities are classified as available-for-sale. Equity securities consist primarily of common and nonredeemable preferred stocks while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred tax, reflected in shareholders' equity in accumulated other comprehensive income. There are no securities classified

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            as "trading" or "held-to-maturity." Realized gains and losses on sales of investments, are recognized in income on the specific identification method. Interest and dividend income is recorded as earned.

            Limited partnerships include U.S. and foreign private equity, real estate and fixed income investments. The private equity limited partnerships invest primarily in small- to medium-sized companies. Limited partnerships are recorded using the equity method, which approximates the Company's share of the carrying value of the partnership. Unrealized gains and losses on private equity limited partnerships are reflected in shareholders' equity in accumulated other comprehensive income, net of deferred taxes. The Company has not guaranteed any of the partnership liabilities.

            When a decline in value of investments is considered to be other-than-temporary by Company management, the investments are written down to realizable value. The write down is made on an individual security or limited partnership basis and is considered a realized loss in the Consolidated Statements of Operations.

            Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. A valuation allowance would be provided for impairment in net realizable value based on periodic valuations as needed.

            Cash equivalents are principally comprised of investments in bank money market funds and approximate fair value.

        Derivatives
        -----------

            Financial Accounting Standards Board Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) became effective for fiscal years beginning after June 15, 1999. Sections of FAS 133 were subsequently amended by FAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (an amendment of FAS 133 which became effective for all fiscal quarters of all fiscal years beginning after June 15, 2000). FAS 133 and FAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            hedging activities. The accounting for changes in the fair value of a derivative, i.e. gains and losses, depends on the intended use of the derivative and the resulting designation.

            For derivatives not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. Credit risk is managed by entering into transactions using a bank counterparty with a high credit rating. See also Note 3.

         Fair value of financial instruments
         -----------------------------------

            Fair values of available-for-sale securities are based on quoted market prices, where available, or dealer quotations. The carrying amounts reported in the Consolidated Statements of Financial Position approximate fair value. The carrying value of receivables and liabilities arising in the ordinary course of business approximates fair value.

         Deferred policy acquisition costs
         ---------------------------------

            Commissions and other costs of acquiring insurance that vary with, and are primarily related to, the production of new and renewal business are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. The amount of costs to be deferred would be reduced to the extent future policy premiums and anticipated investment income would not exceed related losses, expenses and Policyholder dividends. There have been no reduction in costs deferred in any of the years presented. Amortization expense, which is included in policy acquisition and other underwriting expenses of insurance underwriting operations, equaled $24,276, $22,793 and $22,507 in 2001, 2000 and 1999, respectively.

         Insurance liabilities
         ---------------------

            Losses incurred refer to amounts paid or expected to be paid for loss events which have occurred through the balance sheet date. The cost of investigating, resolving and processing claims are referred to as "loss adjustment expenses". A liability is established for the total unpaid cost of losses and loss adjustment expenses, including events occurring in current

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          and prior years. Losses are reported on the Consolidated Statements of Operations in insurance underwriting operations.

          The liability for losses and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on past experience, for losses incurred but not reported. Inflation is provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Such liabilities are necessarily based on estimates and, while management believes the amount is appropriate, the ultimate liability may differ from the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments considered necessary are reflected in current earnings. Loss reserves, as permitted by insurance department statute, are set at full expected cost except for loss reserves for workers' compensation which have been discounted at 2.5% in 2001 and 2000. Unpaid losses and loss adjustment expenses in the Consolidated Statements of Financial Position were reduced by $2,390 and $1,509 at December 31, 2001 and 2000, respectively, due to discounting. The reserves for losses and loss adjustment expenses are reported net of receivables for salvage and subrogation of $3,661 and $3,349 at December 31, 2001 and 2000, respectively.

        Environment-related claims
        --------------------------

          In establishing the liability for unpaid losses and loss adjustment expenses related to environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated continually. The total amount of the Company's property/casualty insurance subsidiaries' share of paid losses and loss reserves pertaining to environment-related claims is immaterial.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Liability for guaranty fund and other assessments
          -------------------------------------------------

               The Company's property/casualty insurance subsidiaries may be required, under the solvency or guaranty laws of the various states in which they are licensed, to pay assessments up to prescribed limits to fund Policyholder losses or liabilities of insolvent insurance companies. The liability for guaranty fund or other assessments is recorded when the event obligating the Company has occurred and the amount can be reasonably estimated. The estimated liability for guaranty fund and other assessments at December 31, 2001 and 2000 totaled $2,383 and $592, respectively. During 2001, the Company received notification of the insolvency of Reliance Insurance Company. It is expected this insolvency will result in guaranty fund liabilities to be assessed the Company's property/casualty insurance subsidiaries. The Company has recorded an estimated liability that has been charged to operations in the current period based on preliminary data relating to this insolvency. The estimated liability for the Reliance insolvency is $2,024 at December 31, 2001.

               Certain states permit these assessments, or a portion thereof, to be recovered as an offset to future premium taxes. When an assessment can be recovered, an asset is established on a basis consistent with the credits to be realized under applicable state law. During 2001, the Company's property/casualty insurance subsidiaries recorded an asset of $559 related to these recoverable credits which will be recovered in accordance with state law which ranges between a 5 and 10 year period. These liabilities and corresponding recoverable assets are presented gross on the Consolidated Statement of Financial Position.

          Reinsurance
          -----------

               The insurance underwriting operations segment in the Consolidated Statements of Operations is presented net of reinsurance activities. Gross losses and expenses incurred are reduced for amounts expected to be recovered under reinsurance agreements. Reinsurance transactions are recorded gross on the Consolidated Statements of Financial Position. Estimated reinsurance recoverables and receivables for ceded unearned premiums are recorded as assets with liabilities recorded for related unpaid

7

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            losses and expenses and unearned premiums. Reinsurance premiums are recognized as revenue on a pro rata basis over the policy term.

          Income taxes
          ------------

            Provisions for income taxes include deferred taxes resulting from changes in cumulative temporary differences between the tax bases and financial statement bases of assets and liabilities. Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

          Property and equipment
          ----------------------

            Property and equipment are stated at cost. Improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

            Depreciation of property and equipment is computed using straight line and accelerated methods over the estimated useful lives of the assets. The costs and accumulated depreciation and amortization of property sold or retired are removed from the accounts and gains or losses, if any, are reflected in earnings for the year.

            Property and equipment as of December 31 is summarized as follows:

                                                   2001         2000
                                                 ---------    ---------

            Land                                 $     737    $     737
            Buildings                                5,879        5,863
            Leasehold improvements                     518          322
            Computer software                       18,836       17,723
            Computer equipment                       5,416        3,706
            Transportation equipment                   544          450
                                                 ---------    ---------

                                                 $  31,930    $  28,801
            Less accumulated depreciation           17,295       14,945
                                                 ---------    ---------

                                                 $  14,635    $  13,856
                                                 =========    =========

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            Software development costs, primarily salaries and benefits, totaling $7,842 and $7,797, are included in property and equipment at December 31, 2001 and 2000, respectively. Software development costs capitalized during 2001 and 2000 amounted to $45 and $499, respectively. These costs are amortized on a straight-line basis over the expected life of the applications once the software is ready for intended use. Software amortization related to these costs totaled $2,007, $1,697 and $199 in 2001, 2000 and 1999, respectively.

            During 2001, the Company entered into various operating lease agreements for computer equipment. These leases contain various early termination provisions which allow the Company to cancel the leases generally after three years from inception of the lease. The total projected commitment for these leases at December 31, 2001, approximates $10,051 through the year 2004. Of this total, approximately $5,075 will be reimbursed to the Company from its affiliates. The total rental expense for 2001 was $165.

          Revenue recognition
          -------------------

            In 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 states revenue should not be recognized until it is realized or realizable and earned. Cited in SAB 101 are certain criteria that generally should be met to determine when revenue is realized or realizable and earned. The Company periodically evaluates its revenue recognition practices in relation to the requirements of SAB 101. Management believes the revenue recognition practices are in compliance with the provisions of SAB 101.

          Recognition of management fee revenue
          -------------------------------------


            A management fee is charged the Exchange by the Company for management of the affairs of the Exchange. The fee is recorded as revenue, calculated as a percentage of Exchange direct and affiliated assumed premiums written. The management fees are recognized upon policy issuance or renewal since all contractual obligations for services to the Exchange have been performed or are substantially completed at that time. The Exchange issues policies with annual terms only. Certain activities are performed and related costs are incurred by the Company

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            subsequent to policy issuance in connection with the services provided to the Exchange. These activities are inconsequential or perfunctory. The cost of these activities is immaterial to the Company.


          Recognition of service agreement revenue
          ----------------------------------------

            Service agreement revenue includes service income received from the Exchange as compensation for the management of voluntary assumed reinsurance from non-affiliated insurers. The Company receives a service fee, which is currently 7.0% of non-affiliated assumed reinsurance premiums written. The service fee revenue is recognized in the period in which the related premium is earned since our services extend to that same period.

            Also included in service agreement revenue are service charges the Company collects from Policyholders for providing extended payment terms on policies written by the Property and Casualty Group. Service charges are recognized as revenue when the additional billings are rendered.

          Recognition of premium revenues and losses
          ------------------------------------------

            Property and liability premiums are recognized as revenue on a pro rata basis over the policy term. Unearned premiums represent the unexpired portion of premiums written.

            Losses and loss adjustment expenses are recorded as incurred. Premiums earned and losses and loss adjustment expenses incurred are reflected in the Consolidated Statements of Operations net of amounts ceded to the Exchange. See also Note 12.

          Agency contingency award estimates
          ----------------------------------

            The estimate for the agent contingency awards is modeled on a monthly basis using actual underwriting data by agency for the two prior years combined with the current year to date actual data. The Company uses projected underwriting data for the remainder of the current year in order to model the 36-month underwriting results by agency.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data



NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Earnings per share
          ------------------

               Earnings per share is based on the weighted average number of Class A shares outstanding, giving effect to the conversion of the weighted average number of Class B shares outstanding at a rate of 2,400 Class A shares for one Class B share. The total weighted average number of Class A equivalent shares outstanding (including conversion of Class B shares) was 71,342,329, 71,954,402, and 73,486,572 during 2001, 2000 and 1999, respectively.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 3.  INVESTMENTS

         The following tables summarize the cost and market value of available-for-sale securities at December 31, 2001 and 2000:

                                                                      Gross           Gross          Estimated
                                                    Amortized       Unrealized      Unrealized          Fair
                                                      Cost            Gains           Losses            Value
                                                   -----------     -----------      -----------     -----------
                December 31, 2001
                -----------------

                Fixed Maturities:
                -----------------
                U.S. treasuries &
                  government agencies              $    11,211     $       502      $         0     $    11,713
                States & political subdivisions         42,392           1,817               88          44,121
                Special revenue                        110,267           3,496              345         113,418
                Public utilities                        25,150           1,156               36          26,270
                U. S. industrial &
                  miscellaneous                        311,757           8,989            1,438         319,308
                Foreign                                 26,634             859               17          27,476
                                                   -----------     -----------      -----------     -----------

                    Total bonds                    $   527,411     $    16,819      $     1,924     $   542,306

                Redeemable preferred stock              16,012           1,555                0          17,567
                                                   -----------     -----------      -----------     -----------

                    Total fixed maturities         $   543,423     $    18,374      $     1,924     $   559,873
                                                   -----------     -----------      -----------     -----------

                Equity Securities:
                ------------------
                Common stock:
                  U. S. banks, trusts &
                    insurance companies            $     3,284     $       814      $        16     $     4,082
                  U. S. industrial &
                    miscellaneous                       28,718          31,570              579          59,709
                Nonredeemable
                  preferred stock:
                  Public Utilities                       2,370              12                3           2,379
                  U. S. banks, trusts &
                    insurance companies                 14,685             938               58          15,565
                  U. S. industrial &
                    miscellaneous                       91,185           2,573            2,111          91,647
                  Foreign                               19,485           1,039              108          20,416
                                                   -----------     -----------      -----------     -----------
                    Total equity securities        $   159,727     $    36,946      $     2,875     $   193,798
                                                   -----------     -----------      -----------     -----------
                    Total available-for-sale
                      securities                   $   703,150     $    55,320      $     4,799     $   753,671
                                                   ===========     ===========      ===========     ===========

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 3 INVESTMENTS (CONTINUED)

                                                                         Gross         Gross         Estimated
                                                      Amortized       Unrealized     Unrealized         Fair
                                                        Cost             Gains         Losses          Value
                                                      ---------       ----------     ----------      ----------
        December 31, 2000
        -----------------

        Fixed Maturities:
        ----------------
        U.S. treasuries &
          government agencies                         $  11,216         $    420      $      24      $   11,612
        States & political subdivisions                  50,337            1,656             34          51,959
        Special revenue                                 110,855            3,779             68         114,566
        Public utilities                                 23,221              550            207          23,564
        U. S. industrial &
          miscellaneous                                 267,231            4,770          5,940         266,061
        Foreign                                          30,082              238            406          29,914
                                                      ---------        ---------      ---------      ----------

            Total bonds                               $ 492,942        $  11,413      $   6,679      $  497,676

        Redeemable preferred stock                       31,230            3,341            701          33,870
                                                      ---------        ---------      ---------      ----------

            Total fixed maturities                    $ 524,172        $  14,754      $   7,380      $  531,546
                                                      ---------        ---------      ---------      ----------

        Equity Securities:
        -----------------
        Common stock:
          U. S. banks, trusts &
            insurance companies                       $   3,651        $     422      $     275      $    3,798
          U. S. industrial &
            miscellaneous                                63,662           38,286         15,343          86,605
          Foreign                                         7,100              581          2,719           4,962
        Nonredeemable
          preferred stock:
          U. S. banks, trusts &
            insurance companies                          22,094               97             66          22,125
          U. S. industrial &
            miscellaneous                                62,266            1,987          3,119          61,134
          Foreign                                        26,195              217            590          25,822
                                                      ---------        ---------      ---------      ----------

            Total equity securities                   $ 184,968        $  41,590      $  22,112      $  204,446
                                                      ---------        ---------      ---------      ----------

            Total available-for-sale
              securities                              $ 709,140        $  56,344      $  29,492      $  735,992
                                                      =========        =========      =========      ==========

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data


NOTE 3. INVESTMENTS (CONTINUED)

          The amortized cost and estimated fair value of fixed maturities at December 31, 2001, by remaining contractual term to maturity, are shown below.

                                                                                     Amortized           Estimated
                                                                                          Cost           Fair Value
                                                                                      -----------       -----------
                    Due in one year or less                                           $    37,241       $    37,787
                    Due after one year through five years                                 162,766           167,265
                    Due after five years through ten years                                160,105           165,194
                    Due after ten years                                                   183,311           189,627
                                                                                      -----------       -----------

                                                                                      $   543,423       $   559,873
                                                                                      ===========       ===========

        Changes in unrealized gains (losses) consist of the following for the years ended December 31:

                                                                           2001           2000              1999
                                                                       -----------    -----------       -----------
                    Equity securities                                  $    14,593    $   (24,410)      $    11,061
                    Fixed maturities                                         9,076         11,246           (24,123)
                    Limited partnerships                                    (5,651)         5,930             1,616
                    Equity in unrealized gains (losses)
                      of Erie Family Life
                      Insurance Company                                      4,890          2,005            (9,473)
                      Deferred federal income tax (liability)
                      benefit                                               (8,018)         1,830             7,322
                                                                       -----------    -----------       -----------

                    Increase (decrease) in unrealized gains            $    14,890    $    (3,399)      $   (13,597)
                                                                       ===========    ===========       ===========

        Sources of net investment income for the years ended December 31 are as follows:

                                                                           2001           2000              1999
                                                                       -----------    -----------       -----------
                    Fixed maturities                                   $    36,569    $    34,445       $    30,547
                    Equity securities                                       11,022         11,034            10,104
                    Cash equivalents and other                               3,034          3,416             3,222
                                                                       -----------    -----------       -----------

                    Total investment income                            $    50,625    $    48,895       $    43,873
                    Investment expense                                         741            494               529
                                                                       -----------    -----------       -----------

                    Net investment income                              $    49,884    $    48,401       $    43,344
                                                                       ===========    ===========       ===========

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 3.   INVESTMENTS (CONTINUED)

Following are the components of net realized (loss) gain on investments as reported on the Consolidated Statements of Operations. The securities impairment charge in 2001 related primarily to preferred stocks in the equipment leasing and agricultural industry segments. The limited partnership impairment charge resulted from one private equity partnership that had investments of preferred stock in the eCommerce industry and common stock in the customer relationship software industry. The securities impairment charge in 2000 resulted from preferred stocks in the financial services industry.

                                                          2001          2000          1999
                                                       ---------      --------      --------
            Fixed maturities:
            ----------------
            Gross realized gains                       $   4,216      $  2,921      $    712
            Gross realized losses                         (7,941)         (311)          (87)
                                                       ---------      --------      --------
                 Net realized (losses) gains            ($ 3,725)     $  2,610      $    625
                                                       ---------      --------      --------

            Equity securities:
            -----------------
            Gross realized gains                       $   4,997      $ 18,070      $ 18,437
            Gross realized losses and impairments        (30,418)       (3,712)       (4,316)
                                                       ---------      --------      --------
                 Net realized (losses) gains            ($25,421)     $ 14,358      $ 14,121
                                                       ---------      --------      --------

            Limited partnership impairment charge        ($2,733)     $      0      $      0
                                                       ---------      --------      --------

                 Net realized (losses) gains on
                     investments                        ($31,879)     $ 16,968      $ 14,746
                                                       =========      ========      ========

          The components of equity in (losses) earnings of limited partnerships as reported on the Consolidated Statements of Operations for the years ended December 31 are as follows:

                                                                   2001        2000       1999
                                                                 -------     -------    -------
          Private equity                                         ($2,013)    $ 1,464      ($354)
            Real estate                                            1,424       1,926        905
          Fixed income                                               582       1,343         90
                                                                 -------     -------    -------
            Total equity in (losses) earnings of limited
            partnerships                                             ($7)    $ 4,733    $   641
                                                                 =======     =======    =======

          See also Note 14 for investment commitments related to partnerships.

          The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 3.   INVESTMENTS  (CONTINUED)

        periods of time through a lending agent. The Company maintains control over the securities. A fee is paid to the Company by the borrower. Collateral, comprised of cash and government securities, that exceeds the market value of the loaned securities is maintained by the lending agent. The Company has an indemnification agreement with the lending agent in the event a borrower becomes insolvent or fails to return securities. The Company had loaned securities with a market value of $46,771 and $31,776 and secured collateral of $48,804 and $33,468 at December 31, 2001 and 2000, respectively. The borrower of the securities is not permitted to sell or replace the security on loan. The Company maintains the loaned securities on its Consolidated Statements of Financial Position as part of its invested assets. The Company has incurred no losses on the loan program since the program's inception.

        During 2001, the Company entered into several foreign currency forward contracts related to its limited partnership investments, which are by definition derivatives. These contracts were not designated as hedges as the primary purpose is to generate profits from short-term market movements. The forward contracts have no cash requirements at the inception of the arrangement. At December 31, 2001, the notional amount of the contracts outstanding totaled $1,869. Changes in value, totaling $8 in 2001, have been recognized currently in earnings as realized gains in the Consolidated Statements of Operations.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data


NOTE 4.  COMPREHENSIVE INCOME

          Comprehensive income is defined as any change in equity from transactions and other events originating from nonowner sources. The components of other comprehensive income follow for the years ended December 31:

                                                                                 2001            2000            1999
                                                                             -------------    ------------   ------------
                Unrealized holding (losses) gains on securities
                  arising during period                                     ($       8,971)   $     11,739  ($      6,173)

                Less:  losses (gains) included in net income                        31,879   (      16,968) (      14,746)
                                                                             -------------    ------------   ------------
                Net unrealized holding gains (losses) arising
                  during period                                                     22,908   (       5,229) (      20,919)



                Income tax (liability) benefit related to unrealized
                  gains or losses                                           (        8,018)          1,830          7,322
                                                                             -------------    ------------   ------------
                      Net appreciation (depreciation) of
                         investments                                                14,890   (       3,399) (      13,597)


                Minimum pension liability adjustment (See also Note 6)      (        4,384)              0              0
                Tax asset related to pension liability
                  adjustment                                                         1,534               0              0
                                                                             -------------    ------------   ------------
                      Net pension liability adjustment                      (        2,850)              0              0
                                                                             -------------    ------------   ------------

                Other comprehensive income (loss), net of tax                $      12,040   ($      3,399) ($     13,597)
                                                                             =============    ============   ============

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 5.   EQUITY IN ERIE FAMILY LIFE INSURANCE COMPANY

          The Company owns 21.6% of EFL's common shares outstanding, which is accounted for using the equity method of accounting. EFL is a Pennsylvania-domiciled life insurance company operating in ten states and the District of Columbia.

          The following represents condensed financial information for EFL on a Generally Accepted Accounting Principles (GAAP) basis:

                                                                   2001           2000            1999
                                                                -----------    -----------    ------------
          Investments                                           $   869,723    $   881,069    $    817,460

          Total assets                                            1,120,483      1,020,343         954,532

          Liabilities                                               914,724        824,623         783,429

          Shareholders' equity                                      205,759        195,720         171,103

          Revenues                                                   89,514        115,373         102,924

          Net income                                                  2,738         25,390          23,325

          Comprehensive income (loss)                                17,410         31,421        (  5,191)

          Dividends paid to shareholders                              7,229          6,662           6,096

          The Company's share of EFL's net unrealized gains or (losses) on securities, as reflected in shareholders' equity, is $3,983, $801 and ($502) at December 31, 2001, 2000 and 1999, respectively.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 6.   BENEFIT PLANS

         Pension plans
         -------------

           The Company's pension plans consist of: (1) a noncontributory-defined benefit pension plan covering substantially all Employees of the Company, (2) an unfunded supplemental employee retirement plan (SERP) for its executive management and division officers and (3) an unfunded pension plan for its outside directors. Information about the plans follows for the years ended December 31:

                                                                         2001          2000
                                                                      ---------     ---------
           Net periodic benefit cost:
             Service cost                                             $   6,837     $   6,329
             Interest cost                                                8,325         7,705
             Expected return on plan assets                             (13,709)      (12,322)
             Amortization of prior service cost                             844           989
             Recognized net actuarial gain                               (2,583)       (2,303)
             Amortization of unrecognized initial net asset                (234)         (234)
                                                                      ---------     ---------
             Net periodic benefit cost                                $     520     $     164
                                                                      =========     =========
           Change in benefit obligation:
             Benefit obligation at January 1                          $ 116,693     $ 104,588
             Service cost                                                 6,837         6,329
             Interest cost                                                8,325         7,705
             Amendments                                                      55           611
             Actuarial loss (gain)                                       14,523        (2,114)
             Benefits paid                                               (1,729)         (426)
                                                                      ---------     ---------
             Benefit obligation at December 31                        $ 144,704     $ 116,693
                                                                      =========     =========
           Change in plan assets:
             Fair value of plan assets at January 1                   $ 171,636     $ 160,385
             Actual return on plan assets                               (31,413)       11,688
             Employer contributions (refunds)                             9,271           (12)
             Benefits paid                                               (1,729)         (425)
                                                                      ---------     ---------
             Fair value of plan assets at December 31                 $ 147,765     $ 171,636
                                                                      =========     =========
           Reconciliation of funded status:
             Funded status at December 31                             $   3,061     $  54,943
             Unrecognized net actuarial loss (gain)                      10,986       (51,342)
             Unrecognized prior service cost                              5,236         6,025
             Unrecognized initial net asset                                (469)         (701)
                                                                      ---------     ---------
             Net amount recognized on Consolidated
                Statements of Financial Position                      $  18,814     $   8,925
                                                                      =========     =========
           Amounts recognized in the consolidated statements
           of financial position consist of:
             Prepaid benefit cost                                     $  25,451     $  15,096
             Accrued benefit liability                                  (13,686)       (8,656)
             Intangible asset                                             2,665         2,485
             Accumulated other comprehensive income                       4,384             0
                                                                      ---------     ---------
             Net amount recognized at year end                        $  18,814     $   8,925
                                                                      =========     =========
           Weighted-average assumptions as of December 31:
             Employee pension plan:
                Discount rate                                              7.00%         7.50%
                Expected return on plan assets                             8.25          8.25
                Rate of compensation increase                              5.00          5.00
             SERP:
                Discount rate                                              7.00%         7.50%
                Rate of compensation increase                       6.00 - 7.25          5.00

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 6.   BENEFIT PLANS (CONTINUED)

             The amendment amounts relate primarily to two additional participants being added to the SERP for each of the years 2001 and 2000.

             The Employee pension plan has assets that include cash, treasury bonds, corporate bonds, common and preferred stocks and mortgages.

             An additional minimum pension liability of $4,384 resulted in 2001 due to changes in discount rates, the rate of compensation increase and certain other assumptions of the SERP. The additional pension liability was recorded as a reduction to shareholders' equity as accumulated other comprehensive income, net of deferred income taxes.

             The Company's funding policy regarding the Employee pension plan is to contribute amounts sufficient to meet ERISA funding requirements plus such additional amounts as may be determined to be appropriate.

             The Employee pension plan purchases individual annuities periodically from EFL to settle retiree benefit payments. Such purchases equaled $4,513, $5,627 and $5,322 in 2001, 2000 and 1999, respectively. These are non-participating annuity contracts under which EFL has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. However, the plan remains the primary obligor to the beneficiaries and a contingent liability exists in the event EFL could not honor the annuity contracts. The benefit obligation has been reduced for these annuities purchased for retirees.

             The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets (SERP and the pension plan for outside directors) were $20,348, $13,686 and $0 respectively, as of December 31, 2001, and $12,696, $8,656 and $0, respectively, as of December 31, 2000.

          Post-retirement benefits other than pensions
          --------------------------------------------

             The Company provides post-retirement medical coverage for eligible retired Employees and eligible dependents. To be eligible for benefits, an employee must be 60 years old and have 15 years of continuous full-time service. The

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 6. BENEFIT PLANS (CONTINUED)

          benefits are provided from retirement to age 65. The benefits are unfunded as the Company pays the obligations when due. The cash payments for such benefits were $379, $161 and $121 in 2001, 2000 and 1999, respectively. Actuarially determined costs are recognized over the period the Employee provides service to the Company. Information about this plan follows for the years ended December 31:

                                                                        2001          2000
                                                                      --------      --------
          Net periodic benefit cost:
           Service cost                                               $    400      $    400
           Interest cost                                                   389           385
           Amortization of prior service cost                              (36)          (37)
           Recognized net actuarial gain                                   (50)          (27)
                                                                      --------      --------
           Net periodic benefit cost                                  $    703      $    721
                                                                      ========      ========
          Change in benefit obligation:
           Benefit obligation at January 1                            $  5,803      $  4,745
           Service cost                                                    400           400
           Interest cost                                                   389           385
           Actuarial loss                                                  919           434
           Benefits paid                                                  (379)         (161)
                                                                      --------      --------
           Benefit obligation at December 31                          $  7,132      $  5,803
                                                                      ========      ========
          Reconciliation of Funded status:
           Funded status at December 31                                ($7,132)      ($5,803)
           Unrecognized net actuarial loss (gain)                          244          (726)
           Unrecognized prior service costs                               (330)         (366)
                                                                      --------      --------
           Net liability recognized on Consolidated Statements
            of Financial Position                                      ($7,218)      ($6,895)
                                                                      ========      ========

          The weighted average discount rate used to measure the accumulated post-retirement benefit obligation was 7.0% and 7.50% in 2001 and 2000, respectively. The December 31, 2001, accumulated benefit obligation was based on a 10.0% increase in the cost of covered health care benefits during 2001. The expected health care cost trend rate assumption for 2002 is 10.0%. This rate is assumed to decrease gradually to 5.5% per year in 2006 and to remain at that level thereafter.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 6. BENEFIT PLANS (CONTINUED)

                                                                          2001     2000
                                                                         ------   ------
          Effect on total of service and interest cost components:
            1% Increase                                                  $  126   $ 126
            1% Decrease                                                    (106)   (106)

          Effect on post-retirement benefit obligation:
            1% Increase                                                  $1,023   $ 814
            1% Decrease                                                    (871)   (695)

       Employee savings plan
       ---------------------

          The Company has an Employee Savings Plan for its Employees. Beginning January 2001, the maximum percentage that eligible participants were permitted to contribute to the plan was increased to 15%. The Company match was also changed to 100% of the participant contributions up to 3% of compensation and 50% of participant contributions over 3% and up to 5% of compensation. Additionally, regular part-time Employees are eligible to participate in the plan. Prior to 2001, eligible participants were permitted to make contributions of 1% to 8% of compensation to the plan on a pre-tax salary reduction basis. The Company matched one-half of the participant contributions up to 6% of compensation. All full-time Employees were eligible to participate in the plan. The Company's matching contributions to the plan in 2001, 2000 and 1999 were $5,329, $3,499 and $3,245, respectively. Employees are permitted to invest a portion of employer contributions in the Class A common stock of the Company. The plan acquires shares in the open market necessary to meet the obligations of the plan.

       Management incentive plans and deferred compensation
       ----------------------------------------------------

          The Company has separate annual and long-term incentive plans for executive management and division officers of the Company. The Company also makes available several deferred compensation plans for executive management, division officers and certain outside directors.

The annual incentive plan is a bonus plan that annually pays cash bonuses to executive management and division officers of the Company. The incentives under the plan are based on growth in written premiums and the underwriting results of Erie's property casualty insurers compared to a peer group of property casualty companies that write predominately personal lines insurance and that are also rated A++ by

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 6.   BENEFIT PLANS (CONTINUED)

          A.M. Best. The cost of the plan is charged to operations as the compensation is earned over the performance periods.

          The long-term incentive plan (LTIP) of the Company is a restricted stock awards plan designed to reward executive management and division officers who can have a significant impact on the performance of the Company with long-term compensation that is settled in Company stock. Awards are determined based on the achievement of pre-determined Company financial and personal performance objectives. According to the plan, the Company cannot issue new stock or stock from treasury to settle the compensation award obligations under the LTIP, but instead must purchase its stock on the open market to settle all plan obligations. Therefore, these stock awards do not cause net share dilution. The restricted stock awards are granted at the end of a three-year performance period. The stock awards vest over a three-year period subsequent to the performance period. A liability is recorded and compensation expense is recognized ratably over the performance period. The effects of changes in the stock price are recognized as compensation expense over the vesting period. At December 31, 2001, 2000 and 1999, the unvested outstanding restricted shares under the LTIP totaled 77,748 shares, 67,284 shares and 32,449 shares, respectively, with average grant prices of $ 33.16, $ 28.32 and $ 29.77, respectively.

          The deferred compensation plans are arrangements for executive management and division officers of the Company whereby the participants can elect to defer a portion of their compensation, until separation from service to the Company. Those participating in the plans select hypothetical investment funds for their deferrals and are credited with the hypothetical returns generated. The Company also matches a portion of some deferrals to the plans depending on the amount of deferral and the election of the participant. The deferred compensation plan for directors allows them to defer director and meeting fees. Directors participating in the plan select hypothetical investment funds for their deferrals and are credited with the hypothetical returns generated. The Company does not match any deferrals to the director plan.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 6.   BENEFIT PLANS (CONTINUED)

          The awards, payments, deferrals and liabilities under the plans were as follows for the years ended December 31:

                                                                               2001          2000          1999
                                                                             --------      --------      --------
           Awards, match and hypothetical earnings:
           Long-term incentive plan awards                                   $  1,843      $  1,300      $  1,380
           Annual incentive plan awards                                         2,169         2,291         1,276
           Deferred compensation plan, match and hypothetical earnings           (412)           90           725
                                                                             --------      --------      --------
             Total plan awards and earnings                                  $  3,600      $  3,681      $  3,381
                                                                             ========      ========      ========

             Total plan awards paid                                          $  2,441      $  1,590      $  1,426
                                                                             ========      ========      ========

           Compensation deferred under the plans                             $  1,060      $    895      $    698
                                                                             ========      ========      ========

           Distributions from the deferred compensation plans                $   (355)     $   (341)     $   (211)
                                                                             ========      ========      ========

           Outstanding plan liabilities at December 31,                      $ 12,485      $ 10,621      $  7,976
                                                                             ========      ========      ========

         Health and dental benefits
         --------------------------

          The Company has self-funded health and dental care plans for all of its Employees and eligible dependents. Estimated unpaid claims incurred are accrued as a liability at December 31, 2001 and 2000. Operations were charged $19,826, $17,456 and $14,756 in 2001, 2000 and
          1999, respectively, for the cost of health and dental care provided under these plans.

          All liabilities for the above mentioned plans are presented in this note in total for all employees of the Erie Insurance Group. The gross liability is presented in the Consolidated Statements of Financial Position as employee benefit obligations with amounts expected to be recovered from the Company's affiliates included in other assets.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 7. INCOME TAXES

          The provision for income taxes consists of the following for the years ended December 31:

                                         2001       2000        1999
                                       --------   --------    --------
         Federal income taxes:
          Currently due                $ 59,602   $ 73,657    $ 66,960
           Deferred                         959     (2,496)     (1,664)
                                       --------   --------    --------
           Total                       $ 60,561   $ 71,161    $ 65,296
                                       ========   ========    ========




          A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                     2001             2000           1999
                                                 -----------      -----------    ------------
          Income tax at statutory rates          $   64,007       $   78,378     $   73,051
              Tax-exempt interest                    (2,729)          (3,046)        (3,229)
              Dividends received deduction           (2,398)          (2,160)        (2,064)
              Other                                   1,681           (2,011)        (2,462)
                                                 ----------       ----------     ----------
              Provision for income taxes         $   60,561       $   71,161     $   65,296
                                                 ==========       ==========     ==========

          Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows for the years ended December 31:

                                                       2001         2000
                                                     -------      -------
          DEFERRED TAX ASSETS:
            Loss reserve discount                    $ 4,580      $ 3,965
            Unearned premiums                          4,960        4,286
            Employee benefit plan obligations          4,800        4,111
            Severance benefits                         3,801            0
            Write downs of securities                  1,606          443
            Other                                      1,525        1,212
                                                     -------      -------

              Total deferred tax assets              $21,272      $14,017
                                                     -------      -------

          DEFERRED TAX LIABILITIES:
            Deferred policy acquisition costs        $ 5,956      $ 4,621
            Unrealized gains                          16,822       12,051
            Pension and other benefits                 7,021        2,438
            Other                                      4,418        2,068
                                                     -------      -------

              Total deferred tax liabilities         $34,217      $21,178
                                                     -------      -------

              Net deferred income tax liability      $12,945      $ 7,161
                                                     =======      =======

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

          The Company, as a corporate attorney-in-fact for a reciprocal insurer, is not subject to state corporate taxes.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 8.   CAPITAL STOCK

        Class A and B shares
        --------------------

          Holders of Class B shares may, at their option, convert their shares into Class A shares at the rate of 2,400 Class A shares for each Class B share. There is no provision for conversion of Class A shares to Class B shares and Class B shares surrendered for conversion cannot be reissued. Each share of Class A common stock outstanding at the time of the declaration of any dividend upon shares of Class B common stock shall be entitled to a dividend payable at the same time, at the same record date, and in an amount at least equal to 2/3 of 1% of any dividend declared on each share of Class B common stock. The Company may declare and pay a dividend in respect of Class A common stock without any requirement that any dividend be declared and paid in respect of Class B common stock. Sole voting power is vested in Class B common stock except insofar as any applicable law shall permit Class A common stock to vote as a class in regards to any changes in the rights, preferences and privileges attaching to Class A common stock.

        Stock repurchase plan
        ---------------------

          Beginning in 1999, the Company established a stock repurchase program. The Company may repurchase as much as $120 million of its outstanding Class A common stock through December 31, 2002. Treasury shares are recorded on the Consolidated Statements of Financial Position at cost. In 2001 there were 220,000 shares repurchased at a total cost of $7,654, or an average price per share of $34.79. Since its inception, 3,195,677 shares have been repurchased at a total cost of $93,373, or an average price per share of $29.22. The Company may purchase the shares from time to time in the open market or through privately negotiated transactions, depending on prevailing market conditions and alternative uses of the Company's capital.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 9.   UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

          The following table provides a reconciliation of beginning and ending loss and loss adjustment expense liability balances for the Company's wholly-owned property/casualty insurance subsidiaries:

                                                          2001         2000         1999
                                                        --------     --------     --------
          Total unpaid losses and loss
           adjustment expenses at January 1, gross      $477,879     $432,895     $426,165

           Less reinsurance recoverables                 375,567      337,911      334,708
                                                        --------     --------     --------

          Net balance at January 1                       102,312       94,984       91,457

          Incurred related to:
           Current accident year                         111,258       93,416       88,422
           Prior accident years                            5,943        6,148         (703)
                                                        --------     --------     --------

            Total incurred                               117,201       99,564       87,719

          Paid related to:
           Current accident year                          59,637       53,251       50,560
           Prior accident years                           41,203       38,985       33,632
                                                        --------     --------     --------

            Total paid                                   100,840       92,236       84,192
                                                        --------     --------     --------

          Net balance at December 31                     118,673      102,312       94,984

           Plus reinsurance recoverables                 438,605      375,567      337,911
                                                        --------     --------     --------

          Total unpaid losses and loss adjustment
           expenses at December 31, gross               $557,278     $477,879     $432,895
                                                        ========     ========     ========

          Included in the 2001 losses and loss adjustment expenses incurred related to current accident year of $111,258 are the Company's share of estimated incurred losses of the Erie Insurance Group's reinsurance business stemming from the September 11th attack on the World Trade Center of $8,250. Partially offsetting these losses is an aggregate excess of loss reinsurance agreement between the Exchange and the Company's property/casualty insurance subsidiaries. See also Note 12. This agreement reduces the net retention of these losses recorded by the Company to $5,839. Current loss estimates are based on the assumption that the attack will be considered one event. If the attack comes to be considered two events, the total potential exposure for EIG would increase between $50,000 and $75,000. The effect on the Company

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 9.   UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES (CONTINUED)

          would be additional losses between $2,750 and $4,125. Taking into consideration the excess of loss reinsurance agreement, the net impact of such potential additional losses would be minimal to the Company. The property/casualty insurers are exposed to both direct and reinsurance losses arising from possible future terrorist actions and other catastrophic events.

          The 2001 incurred losses related to prior accident years of $5,943 are due primarily to adverse development of losses in the private passenger auto liability and workers' compensation lines of business and are generally the result of ongoing analysis of recent loss development trends. These losses are reflected in the insurance underwriting operations segment of the Consolidated Statements of Operations.

          The 2000 incurred losses related to prior accident years of $6,148 are due to adverse development of reinsurance losses from the catastrophic storms in Europe in December 1999, combined with increased loss severity in private passenger automobile and in commercial lines of business.

NOTE 10.  RELATED PARTY TRANSACTIONS

        Management fee
        --------------

          A management fee is charged to the Exchange for management services provided by the Company under the subscriber's agreement. The fee is a percentage of Exchange direct and affiliated assumed premiums written. The percentage rate is adjusted periodically within specified limits by the Company's Board of Directors. The management fee charged the Exchange was 25% for each year from 1999 to 2001. The provisions in the subscriber's agreements executed by the policyholders regarding the Company's appointment as attorney-in-fact are the sole agreements governing the services performed by the Company for the Exchange. There is no provision for termination of the Company's appointment as attorney-in-fact and it is not affected by an insured's disability or incapacity.

          In December 2001, the Board of Directors elected to maintain the 25% management fee rate for all of 2002. The Company's Board of Directors may change the management fee rate at its discretion, but it may not exceed 25%.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 10.  RELATED PARTY TRANSACTIONS (CONTINUED)

        eCommerce Program and Related Information Technology Infrastructure
        -------------------------------------------------------------------

          During 2001, the Erie Insurance Group undertook a series of initiatives to develop its eCommerce capabilities. In connection with this program, the Company and the property/casualty insurance Companies of the Erie Insurance Group entered into a Cost Sharing Agreement for Information Technology Development (Agreement). The Agreement describes how member companies of the Erie Insurance Group will share the costs to be incurred for the development of new Internet enabled property/casualty policy administration and customer relationship management systems. The Agreement provides that the cost of the systems and the related enabling technology costs, such as required infrastructure and architectural tools, will be shared among the property/casualty insurance companies in a manner consistent with the sharing of insurance transactions under the existing intercompany pooling agreement. See also Note 12. These costs are included in the policy acquisition and other underwriting expenses in the Consolidated Statements of Operations. The Company's share of these costs, incurred by the Company's property/casualty insurance subsidiaries totaled $1,315 for the year ended December 31, 2001.

          Certain other costs of the eCommerce Program are related to information technology hardware and are not included under the Agreement. These costs are included in the cost of management operations in the Consolidated Statement of Operations. The Company's share of these infrastructure costs amounted to $1,589 for the year ended December 31, 2001.

        Service agreement revenue
        -------------------------

          A service agreement fee is charged to the Exchange to compensate the Company for its management of non-affiliated assumed reinsurance business on behalf of the Exchange. The Company receives a fee of 7% of voluntary reinsurance premiums assumed from non-affiliated insurers and is responsible for accounting, underwriting, and operating expenses in connection with the administration of this business. Service agreement fee revenue amounted to $11,251, $10,149 and $8,158 in 2001, 2000 and 1999, respectively.

          Also included in service agreement revenue are service charges collected from Policyholders for providing extended payment terms on policies written by the insurers managed by the Company. In June 2000, this administrative fee

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 10.  RELATED PARTY TRANSACTIONS (CONTINUED)

          collected from Policyholders increased from $2 to $3 per installment for policies renewing in most states. Service charge revenue amounted to $15,996, $12,513 and $7,283 in 2001, 2000 and 1999, respectively.

       Expense allocations
       -------------------


          The claims handling function of the Exchange is established and its services are performed by personnel who are entirely dedicated to and paid for by the Exchange from its own policyholder revenues. The Exchange's claims function and its management and administration are exclusively the responsibility of the Exchange and not a part of the services the Company provides under the subscriber's agreement. Likewise, personnel who perform activities within the life insurance operations of Erie Family Life are paid for by Erie Family Life from its own policyholder revenues. However, the Company is the legal entity that employs personnel on behalf of the Exchange and Erie Family Life and functions as a common paymaster for all employees. Common overhead expenses included in the expenses paid for by the Company are allocated based on appropriate utilization statistics (employee count, square footage, vehicle count, project hours, etc.) specifically measured to accomplish proportional allocations. Executive compensation is allocated based on each executive's primary responsibilities (management services, property and casualty claims operations, EFL operations and investment operations). Management believes the methods used to allocate common overhead expenses among the affiliated entities are reasonable.


       Payments on behalf of related entities
       --------------------------------------

          The Company makes certain payments for the account of Erie Insurance Group related entities. The Company, in making these payments is acting as the common paymaster. Cash transfers are settled monthly.

          The amounts of these cash settlements for Company payments made for the account of related entities were as follows for the years ended December 31:

                                                        2001          2000          1999
                                                      --------      --------      --------
             Erie Insurance Exchange                  $162,549      $142,519      $136,045
             Erie Family Life                           18,545        18,631        14,740
                                                      --------      --------      --------

             Total                                    $181,094      $161,150      $150,785
                                                      ========      ========      ========

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 10.  RELATED PARTY TRANSACTIONS (CONTINUED)

       Office leases
       -------------

          The Company occupies certain office facilities owned by the Exchange and EFL. The Company leases office space on a year-to-year basis from the Exchange. Rent expenses under these leases totaled $10,842, $10,703 and $10,320 in 2001, 2000 and 1999, respectively. The Company has a lease commitment until 2008 with EFL for a branch office. Rentals paid to EFL under this lease totaled $311 in 2001, $309 in 2000 and $303 in 1999.

       Note receivable from EFL
       ------------------------

          The Company is due $15 million from EFL in the form of a surplus note. The note bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of EFL and are subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. During 2001, 2000 and 1999, EFL paid interest to the Company totaling $968 each year.

       Structured settlements with EFL
       -------------------------------

          The Erie Insurance Group affiliated property/casualty insurance companies periodically purchase annuities from EFL in connection with the structured settlement of claims. The Company's pro-rata share (5.5%) of such annuities purchased equaled $708, $889 and $1,282 in 2001, 2000 and 1999, respectively.

NOTE 11. RECEIVABLES FROM ERIE INSURANCE EXCHANGE AND CONCENTRATIONS OF CREDIT RISK

          Financial instruments, which potentially expose the Company to concentrations of credit risk, include unsecured receivables from the Exchange. Most all of the Company's revenue and receivables are from the Exchange and affiliates.


          Management fee and expense allocation amounts due from the Exchange were $147,344 and $117,962 in 2001 and 2000, respectively. A receivable from EFL for expense allocation amounts totaled $2,256 at December 31, 2001 compared to $1,997 at December 31, 2000. The Company also has a receivable due from the Exchange for reinsurance recoverable from losses and unearned premium

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 11. RECEIVABLES FROM ERIE INSURANCE EXCHANGE AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

          balances ceded to the pool totaling $491,055 and $412,050 in 2001 and 2000, respectively.

          Premiums receivable from Policyholders at December 31, 2001 and 2000 equaled $186,175 and $156,269, respectively. A significant amount of these receivables are ceded to the Exchange as part of the intercompany pooling agreement. At December 31, 2001, the Exchange's statutory total assets totaled almost $7 billion and Policyholders' surplus totaled $3 billion.

NOTE 12.  REINSURANCE

          EIC and EINY have an intercompany reinsurance pooling agreement with the Exchange, whereby EIC and EINY cede all of their direct property/casualty insurance to the Exchange, except for the annual premium under the all-lines aggregate excess of loss reinsurance agreement discussed below. EIC and EINY then assume 5% and 0.5%, respectively, of the total of the Exchange's insurance business (including the business assumed from EIC and EINY). The companies settle accounts between them by payment of amounts due within 30 days after the end of each quarterly accounting period. The purpose of the pooling agreement is to spread the risks of the members of the Property and Casualty Group by the different lines of business they underwrite and geographic regions in which each operates. The pooling agreement may be terminated by any party to the agreement as of the end of any calendar year by providing not less than 90 days' advance written notice.

          EIC and EINY have in effect an all-lines aggregate excess of loss reinsurance agreement with the Exchange. The purpose of the excess of loss agreement is to mitigate catastrophic loss exposure and thereby reduce the adverse effects on the results of operations of EIC and EINY in a given year if the frequency or severity of claims were substantially higher than historical averages because of a catastrophic event or series of events. Under this agreement, EIC and EINY reinsure their net retained share of the intercompany reinsurance pool such that once EIC and EINY have sustained ultimate net losses in any applicable accident year that exceed an amount equal to 72.5% of EIC and EINY's net premiums earned in that period, the Exchange will be liable for 95% of the amount of such excess, up to but not exceeding, an amount equal to 95% of 15% of EIC and EINY's net premium earned. Losses equal to 5% of the net ultimate

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 12.  INSURANCE (CONTINUED)

          net loss in excess of the retention under the contract are retained net by EIC and EINY. The annual premium is subject to a minimum premium of $950. This reinsurance treaty is excluded from the intercompany pooling agreement. The annual premium paid to the Exchange for the agreement totaled $1,423, $1,268 and $1,199 in 2001, 2000 and 1999 respectively. Recoveries during 2001 amounted to $7,241, of which $6,506 relates to the 2001 accident year. The balance of the recoveries under this agreement recorded in 2001 related to the 1999 accident year. There were no loss recoveries by EIC or EINY under the agreement for 2000 or 1999.

          To the extent the Exchange assumes reinsurance business from nonaffiliated sources, the Company participates because of its pooling agreement with the Exchange. Similarly, the Company also participates in the business ceded from the Exchange. Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsurance business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to the Exchange have been reported as a reduction of premium income. The Company's property and liability reinsurance assumed from foreign insurance companies is accounted for using the periodic method, whereby premiums are recognized as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur. The amount of reinsurance business assumed from foreign insurance companies is not significant.

          Reinsurance contracts do not relieve the Company from its primary obligations to Policyholders. A contingent liability exists with respect to reinsurance receivables in the event reinsurers are unable to meet their obligations under the reinsurance agreements. All reinsurance agreements are accounted for under SFAS 113-Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 12. INSURANCE (CONTINUED)

          The following summarizes insurance and reinsurance activities for the
          Company:

                                                       2001              2000             1999
                                                  --------------    -------------    --------------
Premiums Earned:
  Direct                                           $     432,307     $    377,570     $     351,228
  Assumed nonaffiliates                                    7,391            4,824             5,380
  Ceded to Erie Insurance Exchange                      (439,698)        (382,394)         (356,608)
  Assumed from Erie Insurance Exchange                   137,648          123,708           117,224
                                                   -------------     ------------     -------------

        Net                                        $     137,648     $    123,708     $     117,224
                                                    ============     ============     =============

Losses and Loss Adjustment Expenses
Incurred:
  Direct                                           $     374,440     $    325,644     $     264,177
  Assumed nonaffiliates                                   14,262            3,956             6,512
  Ceded to Erie Insurance Exchange                      (388,702)        (329,600)         (270,689)
  Assumed from Erie Insurance Exchange                   117,201           99,564            87,719
                                                   -------------     ------------     -------------

        Net                                        $     117,201     $     99,564     $      87,719
                                                   =============     ============     =============

NOTE 13.  STATUTORY INFORMATION

          The statutory financial statements of Erie Insurance Property & Casualty Company and EIC are prepared in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. EINY prepares its statutory financial statements in accordance with accounting practices prescribed by the New York Insurance Department. Prescribed SAP include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (NAIC). The NAIC adopted the Codification of Statutory Accounting Practices (Codification), effective January 1, 2001, as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for prescribed or permitted accounting practices to be determined by each state's insurance commissioner. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The New York State Insurance Department did not adopt the deferred tax provisions of Codification, thus no deferred taxes are recorded on the EINY statutory financial statements.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data


NOTE 13.  STATUTORY INFORMATION (CONTINUED)

                  Codification resulted in changes to the Company's statutory-basis financial statements, the most significant of which was the recording of statutory deferred taxes for EIC and Erie Insurance Property & Casualty Company. The total cumulative adjustment increased the surplus of the Company's property/casualty insurance subsidiaries by $4,446 as of January 1, 2001.

                  Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements on the basis of generally accepted accounting principles. Consolidated balances including amounts reported by the property/casualty insurance subsidiaries on the statutory basis would be as follows:

                                                                           2001           2000           1999
                                                                       -----------    -----------    ------------
                    Shareholders' equity at December 31,               $   854,003    $   767,894    $   688,802

                    Net income for the year ended December 31,             118,475        150,942        142,615

                  The amount of dividends the Company's Pennsylvania-domiciled property/casualty subsidiaries, EIC and Erie Insurance Property & Casualty Company, can pay without the prior approval of the Pennsylvania Insurance Commissioner is limited by Pennsylvania regulation to not more than the greater of:
                  (a) 10% of its statutory surplus as reported on its last annual statement, or (b) the net income as reported on its last annual statement. The amount of dividends that the Erie Insurance Company's New York-domiciled property/casualty subsidiary, EINY, can pay without the prior approval of the New York Superintendent of Insurance is limited to the lesser of: (a) 10% of its statutory surplus as reported on its last annual statement, or (b) 100% of its adjusted net investment income during such period. At December 31, 2001, the maximum dividend the Company could receive from its property/casualty insurance subsidiaries was $5,491. No dividends were paid to the Company from its property/casualty insurance subsidiaries in 2001 or 2000.

                  The amount of dividends EFL, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10% of its statutory surplus as regards Policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 13.  STATUTORY INFORMATION (CONTINUED)

          covered by such annual statement, but shall not include pro rata distribution of any class of the insurer's own securities. Accordingly, the Company's share of the maximum dividend payout which may be made in 2002 without prior Pennsylvania Commissioner approval is $2,295. Dividends to the Company totaled $1,594 in 2001 and $1,472 in 2000.

NOTE 14.  COMMITMENTS

          The Company has outstanding commitments to invest up to $124,000 in limited partnerships at December 31, 2001. These commitments will be funded as required through the end of the respective investment periods, which typically span 3 to 5 years expiring in 2005. At December 31, 2001, the total commitment to fund limited partnerships that invest in private equity securities is $87,000, real estate activities $22,000 and fixed income securities $15,000. At December 31, 2001, no one partnership commitment exceeded $7.5 million, or 6%, of the outstanding commitment amount.

          During 2001, the Company entered into contracts to provide services related to the eCommerce program with various external vendors. The total outstanding commitment for these contracts at December 31, 2001, was $16,146, of which approximately $12,943 will be reimbursed to the Company by the Exchange. The majority of these committed services at December 31, 2001, are expected to be performed in 2002.

NOTE 15.  SEGMENT INFORMATION

          The Company operates its business as three reportable segments - management operations, property/casualty insurance operations and investment operations. Accounting policies for segments are the same as those described in the summary of significant accounting policies. See also Note 2. Assets are not allocated to the segments and are reviewed in total by management for purposes of decision making. No single customer or agent provides 10% or more of revenues for the Exchange.

          The Company's principal operations consist of serving as attorney-in-fact for the Exchange, which constitute its management operations. The Company's property/casualty insurance operations arise through direct business of its

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 15.  SEGMENT INFORMATION (CONTINUED)

          subsidiaries and by virtue of the pooling agreement between its subsidiaries and the Exchange, which includes assumed reinsurance from nonaffiliated domestic and foreign sources. Insurance provided in the property/casualty operations consists of personal and commercial lines and is sold by independent agents. Personal lines are marketed to individuals and commercial lines are marketed to small and medium-sized businesses. The performance of the personal lines and commercial lines is evaluated based upon the underwriting results as determined under SAP for the total pooled business of the Group.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 15. SEGMENT INFORMATION (CONTINUED)

         Summarized financial information for these operations is presented below.

                                                                            2001             2000              1999
                                                                        ------------     ------------      ------------
                Management operations:
                ---------------------
                OPERATING REVENUE:
                  Management fee revenue                                $    634,966     $    551,646      $    513,375
                  Service agreement revenue                                   27,247           22,662            15,441
                                                                        ------------     ------------      ------------
                    Total operating revenue                             $    662,213     $    574,308      $    528,816
                                                                        ------------     ------------      ------------
                Cost of management operations                                477,645          415,562           380,298
                Income before income taxes                              $    184,568     $    158,746      $    148,518
                                                                        ============     ============      ============
                Net income from management operations                   $    123,187     $    107,032      $    100,913
                                                                        ============     ============      ============

                Insurance underwriting operations:
                ---------------------------------
                OPERATING REVENUE:
                  Premiums earned:
                    Commercial lines                                    $     34,970     $     28,456      $     25,147
                    Personal lines                                            97,078           89,369            87,334
                    Reinsurance                                                8,866            7,880             6,185
                                                                        ------------     ------------      ------------
                      Total premiums earned (SAP)                            140,914          125,705           118,666
                    GAAP adjustments                                          (3,266)          (1,997)           (1,442)
                                                                        ------------     ------------      ------------
                      Total premiums earned (GAAP)                      $    137,648     $    123,708      $    117,224
                                                                        ------------     ------------      ------------

                OPERATING EXPENSES:
                  Losses and expenses:
                    Commercial lines                                    $     41,417     $     31,914      $     26,726
                    Personal lines                                           107,851           92,012            85,512
                    Reinsurance                                               12,970           12,203             9,225
                                                                        ------------     ------------      ------------
                      Total losses and expenses (SAP)                        162,238          136,129           121,463
                    GAAP adjustments                                          (4,127)          (2,019)             (700)
                                                                        ------------     ------------      ------------
                      Total losses and expenses (GAAP)                  $    158,111     $    134,110      $    120,763
                                                                        ------------     ------------      ------------
                Loss before income taxes                                    ($20,463)        ($10,402)          ($3,539)
                                                                        ============     ============      ============
                Net loss from insurance underwriting
                  operations                                                ($13,658)         ($7,013)          ($2,405)
                                                                        ============     ============      ============

                Investment operations:
                ---------------------
                Net investment income                                   $     49,884     $     48,401      $     43,344
                Net realized (loss) income on investments                    (31,879)          16,968            14,746
                Equity in (losses) earnings of
                  limited partnerships                                            (7)           4,733               641
                                                                        ------------     ------------      ------------
                Income before income taxes and
                  equity in earnings of EFL                             $     17,998     $     70,102      $     58,731
                                                                        ============     ============      ============
                Net income from investment operations                   $     12,732     $     52,374      $     44,598
                                                                        ============     ============      ============

                Profitability of the Management Operations segment is evaluated principally based on the gross margin from management operations while profitability of the

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 15. SEGMENT INFORMATION (CONTINUED)

          Property Casualty Operations segment is evaluated principally based on the combined ratio. Investment operations performance is evaluated based on appreciation of assets, rate of return and overall return.

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data


NOTE 16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                               First          Second          Third           Fourth
                                              Quarter         Quarter        Quarter          Quarter
                                            ----------      ----------      ----------      ----------
2001
----
Operating revenue                           $  184,255      $  208,583      $  209,163      $  197,860
Operating expenses                            (144,593)       (157,265)       (164,708)       (169,190)
Other income and expenses                       11,452          17,289           6,667         (17,410)
                                            ----------      ----------      ----------      ----------
Income before income taxes and equity in
 earnings of EFL                                51,114          68,607          51,122          11,260
                                            ==========      ==========      ==========      ==========
Net income                                  $   34,785      $   47,129      $   34,430      $    5,917
                                            ==========      ==========      ==========      ==========

Net income per share                        $     0.49      $     0.66      $     0.48      $     0.08
                                            ==========      ==========      ==========      ==========

Comprehensive income                        $   36,407      $   45,414      $   31,081      $   21,399
                                            ==========      ==========      ==========      ==========


2000
----
Operating revenue                           $  164,223      $  182,787      $  183,466      $  167,540
Operating expenses                            (130,808)       (141,067)       (141,791)       (136,006)
Other income and expenses                       18,108          19,386          17,682          14,926
                                            ----------      ----------      ----------      ----------
Income before income taxes and equity in
 earnings of EFL                                51,523          61,106          59,357          46,460
                                            ==========      ==========      ==========      ==========
Net income                                  $   36,185      $   42,518      $   41,192      $   32,498
                                            ==========      ==========      ==========      ==========

Net income per share                        $     0.50      $     0.59      $     0.58      $     0.45
                                            ==========      ==========      ==========      ==========

Comprehensive income                        $   50,036      $   35,093      $   41,565      $   22,300
                                            ==========      ==========      ==========      ==========


1999
----
Operating revenue                           $  154,171      $  170,724      $  169,038      $  152,107
Operating expenses                            (120,411)       (129,025)       (128,672)       (122,953)
Other income and expenses                       13,714          14,906          14,994          15,117
                                            ----------      ----------      ----------      ----------
Income before income taxes and equity in
 earnings of EFL                                47,474          56,605          55,360          44,271
                                            ==========      ==========      ==========      ==========
Net income                                  $   33,407      $   39,225      $   38,425      $   32,049
                                            ==========      ==========      ==========      ==========

Net income per share                        $     0.45      $     0.53      $     0.53      $     0.44
                                            ==========      ==========      ==========      ==========

Comprehensive income                        $   31,897      $   32,180      $   26,295      $   39,137
                                            ==========      ==========      ==========      ==========

                             ERIE INDEMNITY COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            All dollar amounts are in thousands except per share data

NOTE 16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED)

During the fourth quarter of 2001, the Company realized net losses on the sale of impaired securities and realized charges for other-than-temporary impairments of equity securities and limited partnerships totaling $29,153. Realized losses resulted in an after-tax earnings per share reduction of $0.27. The investment sales were part of a proactive year-end tax planning strategy and will produce the recovery of approximately $9.6 million of federal income taxes paid in 1998, 1999 and 2000. Also contributing to the fourth quarter 2001 decline in net income per share were charges for a severance benefit stemming from the retirement of the president and CEO of the Erie Insurance Group. The Company's share of charges related to this severance were approximately $0.10 per share, after taxes.

                             ERIE INDEMNITY COMPANY

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                              (Dollars in thousands)
                                                                                         September 30,        December 31
                                       ASSETS                                                 2002               2001
                                                                                              ----               ----
                                                                                           (Unaudited)
INVESTMENTS
  Fixed maturities at fair value
     (amortized cost of $620,274 and $543,423, respectively)                           $       646,172     $       559,873
  Equity securities at fair value (cost of $165,772 and $159,727, respectively)                181,919             193,798
  Limited partnerships (cost of $93,197 and $79,668, respectively)                              88,952              81,596
  Real estate mortgage loans                                                                     5,601               5,700
                                                                                       ---------------     ---------------

     TOTAL INVESTMENTS                                                                 $       922,644     $       840,967

  Cash and cash equivalents                                                                     76,190              88,213
  Accrued investment income                                                                     12,496               9,138
  Premiums receivable from Policyholders                                                       240,448             186,175
  Prepaid federal income tax                                                                     4,383              14,056
  Reinsurance recoverable from Erie Insurance Exchange                                         506,012             438,605
  Ceded unearned premium to Erie Insurance Exchange                                             64,116              52,450
  Note receivable from Erie Family Life Insurance Company on unpaid losses                      15,000              15,000
  Other receivables from Erie Insurance Exchange and affiliates                                191,167             149,600
  Reinsurance recoverable non-affiliates                                                           273                 372
  Deferred policy acquisition costs                                                             21,635              17,018
  Property and equipment                                                                        13,419              14,635
  Equity in Erie Family Life Insurance Company                                                  47,254              44,683
  Prepaid pension                                                                               40,017              25,451
  Other assets                                                                                  39,636              39,203
                                                                                       ---------------     ---------------
     Total assets                                                                      $     2,194,690     $     1,935,566
                                                                                       ===============     ===============

                                                                                                   (Continued)

See Notes to Consolidated Financial Statements.

                             ERIE INDEMNITY COMPANY

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                                              (Dollars in thousands)
                                                                                         September 30,        December 31
LIABILITIES AND SHAREHOLDERS' EQUITY                                                          2002               2001
                                                                                              ----               ----
                                                                                          (Unaudited)
LIABILITIES
   Unpaid losses and loss adjustment expenses                                          $       629,618     $       557,278
   Unearned premiums                                                                           390,639             311,969
   Commissions payable and accrued                                                             137,383             110,121
   Accounts payable and accrued expenses                                                        41,044              46,164
   Deferred income taxes                                                                        10,054              12,945
   Dividends payable                                                                            10,895              10,930
   Employee benefit obligations                                                                 16,783              20,904
                                                                                       ---------------     ---------------

     TOTAL LIABILITIES                                                                 $     1,236,416     $     1,070,311
                                                                                       ---------------     ---------------

SHAREHOLDERS' EQUITY
   Capital Stock
     Class A common, stated value $0.292 per share; authorized 74,996,930 shares; 67,080,000 shares issued in 2002; 63,677,106 and 63,836,323 shares outstanding in 2002
       and 2001, respectively                                                          $         1,957     $         1,955
     Class B common, stated value $70 per
       share; authorized 3,070 shares;
       3,050 shares issued and outstanding in 2002 and
       3,070 shares issued and outstanding in 2001                                                 213                 215
   Additional paid-in capital                                                                    7,830               7,830
   Accumulated other comprehensive income                                                       31,266              35,222
   Retained earnings                                                                         1,018,868             913,406
                                                                                       ---------------     ---------------

     Total contributed capital and retained earnings                                   $     1,060,134     $       958,628

   Treasury stock, at cost 3,402,894 shares
     in 2002 and 3,195,677 shares in 2001                                                     (101,860)            (93,373)
                                                                                       ---------------     ---------------
     TOTAL SHAREHOLDERS' EQUITY                                                        $       958,274     $       865,255
                                                                                       ---------------     ---------------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $     2,194,690     $     1,935,566
                                                                                       ===============     ===============

See Notes to Consolidated Financial Statements.

                             ERIE INDEMNITY COMPANY

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                                                Nine Months Ended
                                                                                                   September 30
                                                                                    --------------------------------------
                                                                                             2002                2001
                                                                                    --------------------------------------
                                                                                    (Amount in thousands, except per share
                                                                                                     data)
OPERATING REVENUE:
   Management fee revenue                                                            $    593,895           $   480,805
   Premiums earned                                                                        119,824               100,857
   Service agreement revenue                                                               16,310                20,339
                                                                                     ------------           -----------
     Total operating revenue                                                         $    730,029           $   602,001
                                                                                     ------------           -----------

OPERATING EXPENSES:
   Cost of management operations                                                     $    421,097           $   349,796
   Losses and loss adjustment expenses incurred                                            98,431                88,074
   Policy acquisition and other underwriting expenses                                      37,343                28,696
                                                                                     ------------           -----------
     Total operating expenses                                                        $    556,871               466,566
                                                                                     ------------           -----------

OTHER INCOME AND EXPENSES:
   Net investment income                                                             $     40,705           $    36,855
   Net realized loss on investments                                                        (8,628)               (2,726)
   Equity in earnings of limited partnerships                                               1,110                 1,279
                                                                                     ------------           -----------

       Total other income and expenses                                               $     33,187           $    35,408
                                                                                     ------------           -----------

Income before income taxes and equity in earnings
   of Erie Family Life Insurance Company                                             $    206,345           $   170,843

Less: Provision for income taxes                                                           69,171                56,835
Equity in earnings of Erie Family
   Life Insurance Company, net of tax                                                $      1,015           $     2,337
                                                                                     ------------           -----------

     Net income                                                                      $    138,189           $   116,345
                                                                                     ============           ===========

     Net income per share                                                            $       1.94           $      1.63
                                                                                     ============           ===========


     Weighted average shares outstanding                                                   71,109                71,380

   Dividends declared per share:
     Class A                                                                         $       0.51           $    0.4575
     Class B                                                                                76.50                68.625

See Notes to Consolidated Financial Statements.

                             ERIE INDEMNITY COMPANY

           CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

                                                                                                Nine Months Ended
                                                                                                   September 30
                                                                                      -------------------------------------
                                                                                             2002                2001
                                                                                      ----------------       --------------
                                                                                              (Dollars in thousands)
NET INCOME                                                                             $       138,189    $       116,345
                                                                                       ---------------    ---------------
   Unrealized gains (losses) on securities:
     Unrealized holding gains (losses) arising
       during period                                                                           (19,030)            (8,021)
     Less:  Losses included in net income                                                        8,628              2,726
                                                                                       ---------------    ---------------
       Net unrealized holding gains (losses)
         arising during period                                                                 (10,402)            (5,295)
   Income tax (expense) benefit related to
     unrealized gains (losses)                                                                   3,641              1,853
                                                                                       ---------------    ---------------

   Net appreciation (depreciation) of investments                                               (6,761)            (3,442)

   Minimum pension liability adjustment                                                          4,315                  0
   Less:  Tax asset related to pension
   liability adjustment                                                                         (1,510)                 0
                                                                                       ---------------    ---------------

   Net pension liability adjustment                                                              2,805                  0
                                                                                       ---------------    ---------------

   Other comprehensive income loss, net of tax                                                  (3,956)            (3,442)
   COMPREHENSIVE INCOME                                                                $       134,233    $       112,903
                                                                                       ===============    ===============

See Notes to Consolidated Financial Statements.

                             ERIE INDEMNITY COMPANY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                                Nine Months Ended
                                                                                                   September 30
                                                                                      -------------------------------------
                                                                                            2002                 2001
                                                                                      ----------------      ---------------
                                                                                             (Amount in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   NET INCOME                                                                        $         138,189     $       116,345
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                                                             2,909               2,306
       Deferred income tax expense                                                                 726               3,820
       Amortization of deferred policy acquisition costs                                        21,516              17,852
       Equity in income of limited partnerships                                                 (1,110)             (1,279)
       Realized loss on investments                                                              8,628               2,726
       Net amortization of bond discount                                                          (318)               (156)
       Undistributed losses (earnings of Erie Family Life
         Insurance Company)                                                                        196              (1,317)
       Deferred compensation                                                                       341                 119
     Increase in accrued investment income                                                      (3,358)             (1,231)
     Increase in receivables                                                                  (174,815)           (148,346)
     Policy acquisition costs deferred                                                         (26,133)            (21,283)
     Increase in prepaid expenses and other assets                                             (14,476)            (11,497)
     (Decrease) increase in accounts payable and accrued
       expenses                                                                                 (5,265)              5,698
     Increase in commissions payable and accrued                                                27,262              11,803
     Increase in income taxes payable                                                            9,673              22,313
     Increase in loss reserves                                                                  72,340              54,383
     Increase in unearned premiums                                                              78,669              48,331
                                                                                     -----------------     ---------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                     $         134,974     $       100,587
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investments:
     Fixed maturities                                                                $        (248,428)    $      (161,360)
     Equity securities                                                                         (41,655)            (43,267)
     Limited partnership investments                                                           (34,448)            (20,488)
   Sales/maturities of investments:
     Fixed maturity sales                                                                       83,978              79,485
     Fixed maturity calls/maturities                                                            80,950              61,249
     Equity securities                                                                          33,949              39,881
     Mortgage Loans                                                                                 99                 850
     Limited partnership sales or distributions                                                 22,028               5,687
   Purchase of property and equipment                                                           (1,334)             (1,821)
   Purchase of computer software                                                                  (359)               (818)
   Loans to agents                                                                              (2,527)             (6,903)
   Collections on agent loans                                                                    2,000               1,788
                                                                                     -----------------     ---------------
     NET CASH USED IN INVESTING ACTIVITIES                                           $        (105,747)    $       (45,717)
CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid to shareholders                                                    $         (32,763)    $       (29,507)
   Purchase of treasury stock                                                                   (8,487)             (6,687)
                                                                                     -----------------     ---------------
     NET CASH USED IN FINANCING ACTIVITIES                                           $         (41,250)    $       (36,194)
                                                                                     -----------------     ---------------
   Net (decrease) increase in cash and cash equivalents                                        (12,023)             18,676
   Cash and cash equivalents at beginning of period                                             88,213              38,778
                                                                                     -----------------     ---------------
     CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $          76,190     $        57,454
                                                                                     =================     ===============

Supplemental disclosures of cash flow information:
   Income tax payments                                                               $          69,326     $        31,571

See Notes to Consolidated Financial Statements.

                             ERIE INDEMNITY COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
            All dollar amounts are in thousands except per share data

NOTE A -- BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements, which include the accounts of the Erie Indemnity Company and its wholly owned property and casualty insurance subsidiaries, Erie Insurance Company (EIC), Erie Insurance Company of New York (EINY) and Erie Insurance Property & Casualty Company, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on March 12, 2002.

NOTE B -- RECLASSIFICATIONS

Certain amounts previously reported in the 2001 financial statements have been reclassified to conform to the current period's presentation. Such reclassifications were minor in nature and did not impact earnings.

NOTE C -- EARNINGS PER SHARE

Earnings per share is based on the weighted average number of Class A shares outstanding (63,789,404 and 64,011,614 at September 30, 2002 and 2001,
respectively), giving effect to the conversion of the weighted average number of Class B shares outstanding (3,050 in 2002 and 3,070 in 2001) at a rate of 2,400 Class A shares for one Class B share. In August 2002, 20 shares of Class B voting stock were converted to 48,000 non voting shares of Class A common stock. For the nine months ended September 30, 2002 weighted average equivalent shares outstanding were 71,109,404 compared to 71,379,614 for the nine months ended September 30, 2001.

NOTE D -- INVESTMENTS

Marketable equity securities consist primarily of common and non redeemable preferred stocks while fixed maturities consist of bonds, notes and redeemable preferred stock. Management considers all fixed maturities and marketable equity securities available-for-sale. Management determines the appropriate classification of fixed maturities at the time of purchase and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) reevaluates such designation as of each statement of financial position date. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred tax, reported as a separate component of accumulated other comprehensive income in shareholders' equity. When a decline in the value of investments is considered to be other-than-temporary by management, the investments are written down to their estimated realizable value. Investment impairments are evaluated on an individual security basis and investments considered impaired are recorded as realized losses on investments in the Consolidated Statements of Operations. In the first nine months of 2002 and 2001 the Company recognized impairment charges totaling $17,668 and $5,736, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following is a summary of available-for-sale securities:

                                                                    Gross             Gross          Estimated
                                               Amortized         Unrealized        Unrealized          Fair
                                                 Cost               Gains            Losses            Value
                                             -------------     ------------      -------------     -------------
September 30, 2002
------------------

FIXED MATURITIES:
----------------
U.S. treasuries & government
   agencies                                  $      8,281      $        727      $          82     $       8,926
States & political subdivisions                    52,071             3,371                  0            55,442
Special revenue                                    96,068             5,506                  0           101,574
Public utilities                                   42,820             1,524                988            43,356
U.S. industrial & miscellaneous                   360,806            24,573              8,997           376,382
Foreign                                            47,177             2,070              2,691            46,556
                                             ------------      ------------      -------------     -------------
     Total bonds                             $    607,223      $     37,771      $      12,758     $     632,236
Redeemable preferred stock                         13,051               885                  0            13,936
                                             ------------      ------------      -------------     -------------
     Total fixed maturities                  $    620,274      $     38,656      $      12,758     $     646,172
                                             ------------      ------------      -------------     -------------

EQUITY SECURITIES:
-----------------
Common stock:
   U.S. banks, trusts &
     insurance companies                     $      1,846      $        784      $         484     $       2,146
   U.S. industrial & miscellaneous                 19,777            14,023              1,632            32,168
   Foreign                                            417               233                  0               650

Non redeemable preferred stock:
   Public utilities                                11,902               125                114            11,913
   U.S. banks, trusts &
     insurance companies                           22,189             1,478                486            23,181
   U.S. industrial & miscellaneous                 89,166             4,651              3,785            90,032
   Foreign                                         20,475             1,404                 50            21,829
                                             ------------      ------------      -------------     -------------
     Total equity securities                 $    165,772      $     22,698      $       6,551     $     181,919
                                             ------------      ------------      -------------     -------------
     Total available-for-sale
        securities                           $    786,046      $     61,354      $      19,309     $     828,091
                                             ============      ============      =============     =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                                                 Gross            Gross           Estimated
                                              Amortized       Unrealized        Unrealized           Fair
                                                Cost             Gains            Losses            Value
                                            -------------    ------------     -------------     -------------
December 31, 2001
-----------------

FIXED MATURITIES:
----------------
U.S. treasuries & government
   agencies                                 $     11,211     $        502     $           0     $      11,713
States & political subdivisions                   42,392            1,817                88            44,121
Special revenue                                  110,267            3,496               345           113,418
Public utilities                                  25,150            1,156                36            26,270
U.S. industrial & miscellaneous                  311,757            8,989             1,438           319,308
Foreign                                           26,634              859                17            27,476
                                            ------------     ------------     -------------     -------------
     Total bonds                            $    527,411     $     16,819     $       1,924     $     542,306

Redeemable preferred stock                        16,012            1,555                 0            17,567
                                            ------------     ------------     -------------     -------------
     Total fixed maturities                 $    543,423     $     18,374     $       1,924     $     559,873
                                            ------------     ------------     -------------     -------------

EQUITY SECURITIES:
Common stock:
   U.S. banks, trusts &
     insurance companies                    $      3,284      $       814     $          16     $       4,082
   U.S. industrial & miscellaneous                28,718           31,570               579            59,709

Nonredeemable
   preferred stock:
   Public utilities                                2,370               12                 3             2,379
   U.S. banks, trusts &
     insurance companies                          14,685              938                58            15,565
   U.S. industrial & miscellaneous                91,185            2,573             2,111            91,647
   Foreign                                        19,485            1,039               108            20,416
                                            ------------     ------------     -------------     -------------

     Total equity securities                $    159,727     $     36,946     $       2,875     $     193,798
                                            ------------     ------------     -------------     -------------

     Total available-for-sale
        securities                          $    703,150     $     55,320     $       4,799     $     753,671
                                            ============     ============     =============     =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions through a lending agent. A fee is paid to the Company by the borrower. Collateral, comprised of cash and government securities, that exceeds the market value of the loaned securities is maintained by the lending agent in the event a borrower becomes insolvent or fails to return securities. The Company had loaned securities with a market value of $37,396 and $38,503 secured by collateral of $39,067 and $39,645 at September 30, 2002 and 2001, respectively. The Company maintains the loaned securities on its Consolidated Statements of Financial Position as part of its invested assets. The Company has incurred no losses on the loan program since the program's inception.

The components of net realized loss on investments as reported on the Consolidated Statements of Operations are included below. The securities that were recognized as impaired during the first nine months of 2002 were in the telecommunications and energy industry segment. Impairment charges taken in the first nine months of 2001 related to the internet, telecommunications equipment, semi-conductor and software development industry segments.


                                                                   Nine Months Ended
                                                                      September 30
                                                           ---------------------------------
                                                                2002                2001
                                                           --------------      -------------
   Fixed maturities:
   ----------------
   Gross realized gains                                    $        5,515     $        3,697

   Gross realized losses and impairments                          (15,425)              (503)
                                                           --------------     --------------

     Net realized (loss) gain                                     ($9,910)    $        3,194
                                                           --------------     --------------

   Equity securities:
   -----------------

   Gross realized gains                                    $        7,989     $        4,045

   Gross realized losses and impairments                           (6,707)            (9,965)
                                                           --------------     --------------

     Net realized gain (loss)                              $        1,282            ($5,920)
                                                           --------------     --------------
     Net realized loss on

       investments                                                ($8,628)           ($2,726)
                                                           ==============     ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Limited partnerships include U.S. and foreign private equity, real estate and fixed income investments. The private equity limited partnerships invest in small-to medium-sized companies. Limited partnerships are recorded using the equity method, which approximates the Company's share of the carrying value of the partnership. Unrealized gains and losses on private equity limited partnerships are reflected in shareholders' equity in accumulated other comprehensive income, net of deferred taxes. The Company has not guaranteed any of the partnership liabilities.

Limited partnerships that have declined in value below cost and for which the decline is considered to be other-than-temporary by management are written down to realizable value. These impairments are made directly on an individual limited partnership basis and are considered a loss in the Equity in Earnings of Limited Partnerships on the Consolidated Statements of Operations. The components of Equity in Earnings of Limited Partnerships as reported on the Consolidated Statements of Operations are included below. For the nine months ended September 30, 2002 impairment charges related to limited partnerships were $1,381. There were no impairments recognized during the nine month period ended September 30, 2001.

                                                        Nine Months Ended
                                                           September 30
                                                  --------------------------
                                                     2002            2001
                                                  -----------   ------------
   Private equity                                     ($2,734)        ($ 373)

   Real estate                                          3,712          1,318

   Fixed income                                           132            334
                                                  -----------   ------------
     Total equity in earnings (losses)

       of limited partnerships                    $     1,110   $      1,279
                                                  ===========   ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During 2001, the Company entered into several foreign currency forward contracts which are by definition derivatives. The purpose of these contracts is to hedge future capital calls related to the Company's limited partnership commitments. However, under accounting rules, these contracts are not considered hedges. The forward contracts have no cash requirements at the inception of the arrangement. At September 30, 2002 there were no contracts outstanding. For the nine months, gains on these contracts totaled $214 for 2002 and $50 in 2001.

NOTE E -- SUMMARIZED FINANCIAL STATEMENT INFORMATION OF AFFILIATE

The Company owns 21.6% of Erie Family Life Insurance Company (EFL) common shares outstanding and accounts for this investment using the equity method of accounting. EFL is a Pennsylvania domiciled life insurance company operating in 10 states and the District of Columbia. Dividends paid to the Company for the nine months ended September 30, 2002 and 2001 totaled $1,257 and $1,163, respectively.

The following represents unaudited condensed financial statement information for EFL on a GAAP basis:

                                                                      Nine Months Ended         Nine Months Ended
                                                                     September 30, 2002        September 30, 2001
                                                                     ------------------        ------------------
Revenues                                                                $    79,598                 $    79,066
Benefits and expenses                                                        70,604                      61,302
                                                                        -----------                 -----------
Income before income taxes                                                    8,994                      17,764
Income taxes                                                                  3,112                       6,147
                                                                        -----------                 -----------
Net income                                                              $     5,882                 $    11,617
                                                                        ===========                 ===========
Comprehensive income                                                    $    18,675                 $    22,285
                                                                        ===========                 ===========
Dividends paid to shareholders                                          $     5,812                 $     5,387
                                                                        ===========                 ===========
Net unrealized appreciation on investment
  securities at September 30, net of deferred taxes                     $    31,152                 $    14,355
                                                                        ===========                 ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F -- NOTE RECEIVABLE FROM ERIE FAMILY LIFE INSURANCE COMPANY

The Company is due $15,000 from EFL in the form of a surplus note. The note bears an annual interest rate of 6.45% and all payments of interest and principal on the note may be repaid only out of unassigned surplus of EFL and are subject to prior approval by the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. EFL paid $968 in the first nine months of 2002 and 2001 to the Company. EFL also accrued interest of $242 in the third quarters of 2002 and 2001 which is payable to the Company.

NOTE G -- TREASURY STOCK

The Company has in place a stock repurchase plan, under which the Company may repurchase as much as $120,000 of its outstanding Class A common stock through December 31, 2002. Treasury shares are recorded in the Consolidated Statements of Financial Position at cost. The Company filed a registration statement on Form S-3 with the Securities and Exchange Commission on September 30, 2002. The Company has suspended share repurchases under this plan until the secondary offering had been completed.

NOTE H -- COMMITMENTS

The Company has contractual commitments to invest up to $116,000 related to its limited partnership investments at September 30, 2002. These commitments will be funded as required by the partnership's agreements through September 2007. At September 30, 2002, the total commitment to fund limited partnerships that invest in private equity securities is $80,000, real estate activities $20,000 and fixed income securities $16,000. The Company expects to have sufficient cash flows from operations to meet these partnership commitments.

NOTE I -- SEGMENT INFORMATION

The Company operates its business as three reportable segments - management operations, property and casualty insurance underwriting and investment operations. The Company's principal operations consist of serving as attorney-in-fact for the Erie Insurance Exchange (the Exchange). In its capacity as attorney-in-fact, the Company sells, underwrites and issues property and casualty insurance policies for the Exchange. These activities constitute the Company's management operations. The Company's property and casualty insurance underwriting operations arise through direct business of its insurance subsidiaries and by virtue of the intercompany pooling agreement between its subsidiaries and the Exchange which includes assumed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) reinsurance from non-affiliated domestic and foreign sources. The performance of the management operations segment is evaluated principally based on revenue growth and the profitability as measured by the gross margin from management operations while profitability of the property and casualty insurance operations segment is evaluated principally based on the combined ratio. Investment operations performance is evaluated based on appreciation of asset, rate of return and overall return. Net income from investment operations includes equity in earnings of EFL, net of tax. Accounting policies for segments are the same as described in the summary of significant accounting policies Note 2, of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on March 12, 2002.

The Exchange and its property and casualty subsidiary, Flagship City Insurance Company, combined with the Company's property and casualty insurance subsidiaries (collectively, the Property and Casualty Group) provide personal and commercial lines insurance through independent agents. The performance of the personal and commercial lines is evaluated based upon the underwriting results as determined under SAP for the total pooled business of the Property and Casualty Group. Assets are not allocated to segments and are reviewed in total by management for purposes of decision making. No single customer or agent provides 10% or more of revenues for the Property and Casualty Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Summarized financial information for these operations is presented below:

                                               Nine Months Ended
                                                  September 30
                                            ------------------------

                                               2002          2001
                                            ---------     ----------
MANAGEMENT OPERATIONS:
---------------------
OPERATING REVENUE:
     Management fee revenue                 $ 593,895     $ 480,805
     Service agreement revenue                 16,310        20,339
                                            ---------     ---------
       Total operating revenue              $ 610,205     $ 501,144
                                            =========     =========
Cost of management operations               $ 421,097     $ 349,796
Income before income taxes                  $ 189,108     $ 151,348
                                            =========     =========
Net income from management
      operations                            $ 125,715     $ 100,998
                                            =========     =========

INSURANCE UNDERWRITING OPERATIONS:
---------------------------------
OPERATING REVENUE:
     Premiums earned:
       Commercial lines                     $  33,890     $  25,627
       Personal lines                          83,461        72,137
       Reinsurance                              5,724         5,024
                                            ---------     ---------
         Total premiums earned (SAP)          123,075       102,788
       GAAP adjustments                        (3,251)       (1,931)
                                            ---------     ---------
         Total premiums earned (GAAP)       $ 119,824     $ 100,857
                                            ---------     ---------

OPERATING EXPENSES:
     Losses and expenses:
       Commercial lines                     $  37,351     $  28,554
       Personal lines                          97,775        79,434
       Reinsurance                              5,265        12,213
                                            ---------     ---------
         Total losses and expenses
           (SAP)                              140,391       120,201
       GAAP adjustments                        (4,617)       (3,431)
                                            ---------     ---------
         Total losses and expenses
         (GAAP)                             $ 135,774     $ 116,770
                                            =========     =========
Loss before income taxes                   ($  15,950)   ($  15,913)
                                            =========     =========
Net loss from insurance
     underwriting operations               ($  10,603)   ($  10,619)
                                            =========     =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

INVESTMENT OPERATIONS:
---------------------
Net investment income                   $  40,705    $  36,855
Net realized loss on investments           (8,628)      (2,726)
Equity in earnings of
     limited partnerships                   1,110        1,279
                                        ---------    ---------
Income before income taxes and
     equity in earnings of EFL          $  33,187    $  35,408
                                        =========    =========
Net income from investment
     operations                         $  23,077    $  25,966
                                        =========    =========


The following table presents the management fee revenue by line of business:

                                      Nine Months Ended           %
                                         September 30           Change
                                      --------------------------------
                                        2002         2001
                                      --------     --------


     Private passenger auto           $313,786     $262,901      19.4%
     Commercial auto                    50,884       39,963      27.3
     Homeowner                          92,017       76,373      20.5
     Commercial multi-peril             62,371       44,619      39.8
     Workers' compensation              52,173       38,829      34.3
     All other lines of business        22,664       18,120      25.1
                                      --------     --------      ----
            Total                     $593,895     $480,805      23.5%
                                      ========     ========      ====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The growth rate of policies in force and policy retention trends (the percentage of current Policyholders who have renewed their policies) directly impact the Company's management and property and casualty insurance subsidiaries operating segments. Below is a summary of each by line of business for the Property and Casualty Group's insurance business.

Growth rate of policies in force for Property and Casualty Group insurance
--------------------------------------------------------------------------
operations:
----------

                   Private       12-mth.                 12-mth.        All other      12-mth.       Total
                  passenger      growth                  growth       personal lines   growth      Personal
  Date              auto          rate      Homeowner     rate        of business       rate         Lines
------------      ---------      ------     ---------    ------       --------------   -------     --------
 12/31/2000      1,337,280       4.9%       986,654      7.5%           192,909        10.3%      2,516,843
 03/31/2001      1,356,651       5.3      1,003,517      7.7            197,849        10.7       2,558,017
 06/30/2001      1,382,419       5.9      1,029,339      8.1            204,614        10.9       2,616,372
 09/30/2001      1,408,092       6.3      1,053,014      8.4            210,220        11.4       2,671,326
 12/31/2001      1,432,747       7.1      1,075,816      9.0            215,134        11.5       2,723,697
 03/31/2002      1,469,617       8.3      1,104,806     10.1            222,061        12.2       2,796,484
 06/30/2002      1,512,335       9.4      1,146,639     11.4            231,951        13.4       2,890,925
 09/30/2002      1,554,425      10.4      1,190,651     13.1            240,410        14.4       2,985,486

                          12-mth.                    12-mth.              12-mth.   All other      12-mth.        Total
                 CML*     growth        CML*         growth    Workers'   growth    CML* lines     growth       Commercial
   Date          auto      rate      multi-peril      rate       comp.     rate     of business     rate          Lines
------------    ------    ------     -----------     ------    --------   ------    -----------    ------       ----------
 12/31/2000     87,567     5.8%        148,910       10.1%      47,156     8.4%       65,077        7.1%         348,710
 03/31/2001     89,388     7.0         152,260       10.6       48,104     8.7        66,309        8.0          356,061
 06/30/2001     91,794     7.9         157,804       10.8       49,711     9.5        67,964        8.9          367,273
 09/30/2001     94,204     8.8         162,246       11.1       50,984     9.6        70,048        9.0          377,482
 12/31/2001     96,100     9.7         166,214       11.6       52,033    10.3        71,539        9.9          385,886
 03/31/2002     98,926    10.7         171,283       12.5       53,320    10.8        73,392       10.7          396,921
 06/30/2002    102,447    11.6         179,761       13.9       55,607    11.9        75,884       11.7          413,699
 09/30/2002    105,353    11.8         185,608       14.4       57,375    12.5        78,131       11.5          426,467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Policy retention trends for Property and Casualty Group insurance operations:
----------------------------------------------------------------------------

                    Private                                                       All other
                   passenger        CML*                     CML*      Workers'   Lines of
     Date            auto           auto       Homeowner  multi-peril   comp.     business         Total
--------------    -----------    -----------   --------- ------------ ---------   --------       ---------
12/31/2000          92.31%          89.80%       90.70%     87.92%      88.48%     87.89%          91.01%
03/31/2001          92.24           90.29        90.66      88.58       89.06      88.03           91.03
06/30/2001          92.25           90.35        90.63      88.36       88.76      88.18           91.01
09/30/2001          92.22           90.16        90.38      88.18       88.53      88.16           90.89
12/31/2001          92.24           90.53        90.24      88.03       88.43      88.15           90.85
03/31/2002          92.26           90.86        90.24      88.77       89.34      88.11           90.91
06/30/2002          92.35           91.12        90.35      88.95       89.46      88.30           91.02
09/30/2002          92.50           90.79        90.54      88.69       89.51      88.15           91.12

*CML = Commercial

================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current as of its date.

                                   ___________

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Prospectus Summary ...................................................     2
Risk Factors .........................................................    11
Cautionary Note Regarding
  Forward-Looking Statements .........................................    30
Price Range of Our Class A Common
  Stock and Dividend History .........................................    31
Capitalization .......................................................    32
Selected Historical Financial
  Information of the Company .........................................    33
Selected Historical Financial
  Information of the Exchange ........................................    34
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations ..........................................    35
Business .............................................................    59
Erie Insurance Exchange ..............................................    94
Erie Family Life Insurance Company ...................................   103
Management ...........................................................   104
Certain Relationships and
  Related Transactions ...............................................   108
Principal Shareholders ...............................................   109
Selling Shareholder ..................................................   115
Description of Capital Stock .........................................   116
Shares Eligible for Future Sale ......................................   117
Underwriting .........................................................   119
Validity of Common Stock .............................................   123
Experts ..............................................................   123
Where To Find More Information/
  Incorporation by Reference .........................................   124
Index to Financial Statements ........................................   F-1



                                           Shares

                             Erie Indemnity Company

                              Class A Common Stock


                                 --------------

                                   PROSPECTUS

                                 --------------


                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                                  ADVEST, INC.
                         COCHRAN, CARONIA SECURITIES LLC
                             LEGG MASON WOOD WALKER,
                                  INCORPORATED

                       Representatives of the Underwriters

================================================================================

                                     PART II

Item 14.  Other Expenses Of Issuance And Distribution.
-------   -------------------------------------------

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Class A common stock being registered. All amounts are estimates except the registration fee.

     Commission registration fee                                  $     18,238
     NASD filing fee                                                    20,324
     Printing and engraving costs                                      110,000
     Legal fees and expenses                                           500,000
     Accounting fees and expenses                                      150,000
     Blue sky filing fees and expenses                                       0
     Transfer agent and registrar fees and expenses                      1,000
     Miscellaneous expenses                                             25,000
                                                                  ------------
                                                                  $    824,562
                                                                  ============

     All expenses other than the Commission registration fee are estimated. The selling shareholder identified in this registration statement is obligated to reimburse the registrant for the above listed expenses.

Item 15.  Indemnification of Directors and Officers.
-------   -----------------------------------------

     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (i) the director has breached or failed to perform the duties of his office and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

     The Bylaws of the registrant provide for (i) indemnification of directors, officers, employees and agents of the registrant and its subsidiaries and (ii) the elimination of a director's liability for monetary damages, to the fullest extent permitted by Pennsylvania law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16.  Exhibits.
-------   --------

     Exhibit No.                         Exhibit Description
     -----------     -----------------------------------------------------------

         1****       Form of Underwriting Agreement


         4.1*        Form of Registrant's Class A Common Stock Certificate

         4.2*        Form of Registrant's Class B Common Stock Certificate


         5****       Opinion of Duane Morris LLP


        23.1         Consent of Malin, Bergquist & Company LLP

        23.2***      Consent of Ward Group


        23.3****     Consent of Duane Morris LLP (Included in Exhibit 5)


        24**         Powers of Attorney

--------------------
* Such exhibit is incorporated by reference to the like numbered exhibit in Registrant's Form 10 Registration Statement Number 0-24000 filed with the Securities and Exchange Commission on May 2, 1994.

** Such exhibit is incorporated by reference to the like numbered exhibit in Registrant's Form S-3 Registration Statement, Commission File No. 333-99943.

*** Such exhibit is incorporated by reference to the like numbered exhibit in Registrant's Amendment No. 1 to Form S-3 Registration Statement, Commission File No. 333-99943.


**** Such exhibit is incorporated by reference to the like numbered exhibit in Registrant's Amendment No. 2 to Form S-3 Registration Statement, Commission File No. 333-99943.


Item 17.  Undertakings.
-------   ------------

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Erie, Commonwealth of Pennsylvania, on January 7, 2003.


                                       ERIE INDEMNITY COMPANY

                                       By: /s/ Jeffrey A. Ludrof
                                          --------------------------------------
                                           Jeffrey A. Ludrof,
                                           President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                                                 Title                                 Date
--------------------------------             ------------------------------------------------    ---------------
/s/ Jeffrey A. Ludrof                        President, Chief Executive Officer and Director     January 7, 2003
--------------------------------             (principal executive officer)
Jeffrey A. Ludrof


/s/ Philip A. Garcia                         Executive Vice President and Chief Financial        January 7, 2003
--------------------------------             Officer (principal financial officer)
Philip A. Garcia


/s/ Timothy G. NeCastro                      Senior Vice President and Controller (principal     January 7, 2003
--------------------------------             accounting officer)
Timothy G. NeCastro


         *                                   Director                                            January 7, 2003
--------------------------------
Samuel P. Black, III


         *                                   Director                                            January 7, 2003
--------------------------------
J. Ralph Borneman, Jr.

         *                                      Director                                            January 7, 2003
--------------------------------
Patricia A. Garrison-Corbin


________________________________                Director                                            January ____, 2003
Susan Hirt Hagen


         *                                      Chairman of the Board and Director                  January 7, 2003
--------------------------------
F. William Hirt


         *                                      Director                                            January 7, 2003
--------------------------------
Samuel P. Katz


         *                                      Director                                            January 7, 2003
--------------------------------
Claude C. Lilly, III


         *                                      Director                                            January 7, 2003
--------------------------------
Henry N. Nassau


         *                                      Director                                            January 7, 2003
--------------------------------
John M. Petersen


/s/ Jan R. Van Gorder                           Senior Executive Vice President, Secretary,         January 7, 2003
--------------------------------                General Counsel and Director
Jan R. Van Gorder


         *                                      Director                                            January 7, 2003
--------------------------------
Robert C. Wilburn


*By: /s/ Jan R. Van Gorder
     ---------------------------
     Jan R. Van Gorder,
     Attorney-in-Fact